As filed with the Securities and Exchange Commission on April 2, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

XENOGEN CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	2835	77-0412269
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

860 Atlantic Avenue

Alameda, California 94501

(510) 291-6100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David W. Carter, Chief Executive Officer

Pamela R. Contag, Ph.D., President

Xenogen Corporation

860 Atlantic Avenue

Alameda, California 94501

(510) 291-6100

(Name, address, including zip code, and telephone number, including area code, of agents for service)

Copies to:

Karen A. Dempsey, Esq.	Gavin B. Grover, Esq.
Ashley C. Gould, Esq.	Russell J. Wood, Esq.
Wilson Sonsini Goodrich & Rosati	Morrison & Foerster LLP
Professional Corporation	425 Market Street
One Market, Spear Tower, Suite 3300	San Francisco, CA 94105
San Francisco, CA 94105	(415) 268-7000
(415) 947-2000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee(2)

Common Stock, $0.001 par value	$51,750,000	$6,557

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	The filing fee of $6,557 currently due is being offset by $6,557 of the aggregate amount of $22,770 paid in connection with the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 29, 2000 (Registration No. 333-47030) pursuant to Rule 457(p) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED APRIL 2, 2004.

            Shares

Common Stock

We are selling                      shares of our common stock and the selling stockholders identified in this prospectus are selling an additional                      shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We have granted the underwriters a 30-day option to purchase up to an additional                      shares from us to cover over-allotments, if any.

This is an initial public offering of our common stock. We currently expect the initial public offering price to be between $             and $             per share. We have filed for approval for quotation of our common stock on the Nasdaq National Market under the symbol “XGEN.”

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 5.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC

CIBC World Markets

JMP Securities

The date of this prospectus is             , 2004

XENOGEN

Discovery in the Living Organism™

IVIS®100 Series Imaging System

0 Hours
5 Hours
22 Hours

Infectious disease: time course with *P. aeruginosa*-Xen 5 line in one mouse

0 Day
Day 8
Day 11
Day 14

Oncology: B16-F10-luc oncology lung colonization in one mouse to day 14

Bioware™ reporters in anesthetized test subjects imaged over several time points.

Real Time *In Vivo* Imaging

Day 0
Day 15
Day 25
Day 40
Mean Tumor Luminescence
#056 PC-3M-C6 Bioware Line
Male SCID-Bg Mice; 1x10^6 cells in 50 ul PBS, S.C.
IVIS Imaging-5: 1 min 2 bin level B
C6 (n=6)
Photon Counts
linear scale
1.0E+09
8.0E+09
6.0E+08
4.0E+08
2.0E+08
1.E+04
0
8
15
21
25
35
40
49
Day

Quantitative Data

- 3-dimensional location of light source
- Enhanced spatial resolution
- Topographic anatomical detail

3D Imaging

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

In this prospectus, “Xenogen,” “our company,” “we,” “us” and “our” refer to Xenogen Corporation, a Delaware corporation, and our wholly owned subsidiary, Xenogen Biosciences Corporation, an Ohio corporation. Unless otherwise indicated the information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before buying shares in this offering. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Our Business

We sell an integrated system of instruments and equipment, software and reagents to academic and biopharmaceutical researchers that we believe improves the productivity and efficiency of the drug discovery and development process. Our proprietary biophotonic IVIS® Imaging Systems, living animal models and research services collectively expedite in vivo data collection and analysis, a critical bottleneck in drug discovery and development. We genetically engineer cells and animals to emit light and thereby display visually a chosen tumor, disease, pathogen, organ or biochemical reaction. Our products are also used to validate predictive animal models, primarily rats and mice, for preclinical drug discovery and development. We believe our products enable our pharmaceutical and biotechnology customers to generate higher-quality safety and efficacy data for drug candidates, to increase the speed of preclinical development and to reduce the development risk of product candidates that enter clinical development. The sources of our revenues are:

•	one-time fees: IVIS® instrument, accessories and software sales;

•	recurring revenue: multi-year licensing fees for our biophotonic imaging technologies, and recurring revenue from the sale of light-producing transgenic animals, cell lines and reagents; and

•	long-term service contracts: custom animal production, animal phenotyping and IVIS® service contracts.

In addition to our IVIS® Imaging Systems and animal models, we also provide a wide range of contract research services relating to the production of transgenic animals (in which foreign genes are incorporated) and knockout animals (in which specific genes are disabled). We also provide custom animal production and phenotyping services to our customers for the purpose of target validation and compound screening.

We sell our products in the U.S. and Europe through our direct sales force. In addition, we have marketing and distribution agreements with Charles River Laboratories, Inc. and Taconic covering certain services and animal models. As of December 31, 2003, we had approximately $20.8 million of revenue backlog under existing agreements for our products, licenses and services. This figure does not include anticipated revenue from long-term agreements with two customers that may be renewed annually. Assuming these two agreements are renewed annually and are not terminated at any time during their anticipated terms, we estimate these additional revenues would be $19.4 million from 2005 to 2008.

Our Solution

Our products allow researchers, for the first time, to observe in real-time the disease and molecular mechanisms in living intact organisms in a non-invasive manner. Moreover, our products allow researchers to focus on those stages of disease progression within animal models that are most predictive of human response. With this information, researchers can observe the spread of a disease or cancer, or the effects of a drug, throughout the same animal over time. We believe that our integrated system of technologies and services enables pharmaceutical companies to reduce costs and standardize analytical techniques across four key areas of the drug discovery and development chain: biological screening; pharmacokinetics and bioavailability; safety and toxicological testing; and drug dosage and formulation. Increasing the throughput of in vivo animal testing and utilizing in vivo animal testing earlier in the drug development cycle may substantially reduce the costs of drug development failures and improve time to market of drug development successes.

Our Strategy

We believe our technology platform and revenue model is highly scalable. Our goal is to make our non-invasive IVIS® Imaging System, living animal models and research services the industry standard for in vivo biological assessment. To achieve this goal, we intend to do the following:

•	expand our sales and marketing effort in order to increase our initial equipment and licensing sales;

•	continue to penetrate our existing customer base by moving from individual IVIS Imaging System placements to providing enterprise-wide solutions under long-term contracts;

•	maximize the revenue potential of our existing installed base through high-margin reagent sales;

•	leverage our intellectual property and licensing strategy to in-license new technologies and animal models to strengthen our competitive position; and

•	expand our animal production business and phenotypic screening of genes and compounds for pharmaceutical research and development programs.

Our Products

We manufacture, market and sell our IVIS® Imaging Systems, as well as the reagents—pathogens and tumor cells, or Bioware™, and light-producing transgenic animals, or LPTA® animal models—that allow the biopharmaceutical industry to collect safety, efficacy and other data on therapeutic product candidates. Our reagent sales are comprised of genetically modified animals (mice and rats) and cell lines that are used to characterize the role of genes in the disease process as well as to measure the efficacy of drugs against certain sets of disease indications. We also provide a wide range of contract research services relating to the production of transgenic animals and knockout animals. In addition, we provide custom animal production and phenotyping services to our customers for the purpose of target validation and compound screening. Our product offerings allow our customers to gather data in living animals about biochemical pathways, the mechanism of action of drug candidates and how well these drug candidates work in living organisms.

Risks Related to Our Business

Our business is subject to a number of risks, which you should be aware of before making an investment decision. These risks are discussed more fully in “Risk Factors.” Our products are relatively new and to date the commercial adoption of our in vivo biophotonic imaging products has been limited. As of December 31, 2003, we had incurred $145.9 million in net losses since inception. Because we expect to increase the size of our sales and marketing force, continue to invest in research and development and expand our manufacturing capabilities, we expect to continue to incur losses over the next several years, and we may never become profitable.

Company Information

We were incorporated in California in August 1995 and reincorporated in Delaware in September 2000. Our principal executive offices are located at 860 Atlantic Avenue, Alameda, California 94501, and our telephone number is (510) 291-6100. Our website address is http://www.xenogen.com. Information contained in our website is not a part of this prospectus.

Bioware, Xenogen, IVIS, Living Image, LPTA animal models and our logo are trademarks of Xenogen. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by us	shares

Common stock offered by selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

We intend to use the net proceeds received by us from this offering to expand our sales and marketing organization, continue our research and development efforts, expand our manufacturing capacity for our IVIS Imaging Systems, expand our portfolio of technologies and reagents as product lines and for other general corporate purposes. See “Use of Proceeds.”

Proposed Nasdaq National Market Symbol	XGEN

The number of shares of common stock outstanding after this offering is based on 73,218,454 shares outstanding as of February 29, 2004 and does not include:

•	7,238,930 shares of common stock issuable upon the exercise of options outstanding, at a weighted average exercise price of $0.14 per share;

•	2,768,425 shares of common stock issuable upon the exercise of warrants outstanding, at a weighted average exercise price of $0.72 per share; and

•	3,249,085 shares of common stock reserved for issuance under our 1996 stock option plan.

We intend to reserve an additional              shares of common stock for issuance under our 2004 equity incentive plan and our 2004 employee stock purchase plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our preferred stock into 65,931,606 shares of common stock upon the completion of this offering;

•	the conversion of warrants to purchase shares of preferred stock into warrants to purchase shares of common stock, upon the closing of this offering;

•	a for reverse split of our common stock to be completed immediately prior to this offering;

•	the adoption of our amended and restated certificate of incorporation; and

•	the underwriters do not exercise their option to purchase additional shares from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

	Years Ended December 31,
	1999	2000	2001	2002	2003
Consolidated Statement of Operations Data:
Revenue	$1,293	$4,137	$13,244	$16,014	$20,063
Cost of revenue and operating expenses	8,547	22,623	48,310	47,209	40,058

Loss from operations	(7,254)	(18,486)	(35,066)	(31,195)	(19,995)
Other income (expense), net	118	870	369	(451)	(552)

Loss before cumulative effect of an accounting change	(7,136)	(17,616)	(34,697)	(31,646)	(20,547)
Cumulative effect of an accounting change—impairment of goodwill	—	—	—	(30,906)	—

Net loss	$(7,136)	$(17,616)	$(34,697)	$(62,552)	$(20,547)

Share data (basic and diluted)
Net loss attributable to common stockholders excluding cumulative effect of an accounting charge per share—impairment of goodwill	—	—	$(10.36)	$(9.12)	$(4.84)

	As of December 31, 2003
	Actual	Pro Forma As Adjusted
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$13,546	$
Deferred revenue	9,918
Working capital	6,314
Total assets	31,559
Long-term obligations	5,182
Convertible preferred stock	66
Total stockholders’ equity	8,190

The pro forma as adjusted balance sheet data above reflects the conversion of all of our preferred stock into an aggregate of 65,931,606 shares of our common stock immediately prior to the closing of this offering, and the sale of      shares of our common stock at an assumed initial offering price of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

See our consolidated financial statements and related notes for a description of the calculation of the historical net loss attributable to common stockholders.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and related notes.

Risks Related to Our Company

We have a history of losses and an accumulated deficit of $145.9 million as of December 31, 2003, and we may never achieve profitability.

We have incurred significant net losses every year since our inception, including net losses of $20.5 million in 2003, $62.6 million in 2002 and $34.7 million in 2001. As of December 31, 2003, we had an accumulated deficit of $145.9 million. To achieve profitability, we will need to generate and sustain substantially higher revenue than we have to date while achieving reasonable costs and expense levels. We may not be able to generate enough revenue to achieve profitability. Even if we become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we fail to achieve profitability within the timeframe expected by securities analysts or investors, the market price of our common stock will likely decline.

If our products and services do not become widely used by pharmaceutical, biotechnology, biomedical and chemical researchers, it is unlikely that we will ever become profitable.

Pharmaceutical, biotechnology, biomedical and chemical researchers have historically conducted in vivo biological assessment using a variety of technologies, including a variety of animal models. Compared to these technologies, our technology is relatively new, and the number of companies using our technology is limited. The commercial success of our products will depend upon the widespread adoption of our technology as a preferred method to perform in vivo biological assessment. In order to be successful, our products must meet the technical and cost requirements for in vivo biological assessment within the life sciences industry. Market acceptance will depend on many factors, including:

•	the willingness and ability of customers to adopt new technologies;

•	our ability to convince prospective strategic partners and customers that our technology is an attractive alternative to other methods of in vivo biological assessment;

•	our customers’ perception that our products can help accelerate efforts and reduce costs in drug development; and

•	our ability to sell and service sufficient quantities of our products.

Because of these and other factors, our products may not gain market acceptance or become the industry standard for in vivo analytical tools.

As a company in the early stage of commercialization, our limited history of operations makes evaluation of our business and future growth prospects difficult.

We have had a limited operating history and are at an early stage of commercialization. We began selling our IVIS Imaging Systems and entered into our first commercial license in 2000. Our in vivo biophotonic imaging technology is a relatively new technology that has not yet achieved widespread adoption. To date, we have generated revenue as follows:

•	$20.1 million in 2003;

•	$16.0 million in 2002; and

•	$13.2 million in 2001.

We do not have enough experience in selling our products at a level consistent with broad market acceptance and do not know whether we can do so and generate a profit. As a result of these factors, it is difficult to evaluate our prospects, and our future success is more uncertain than if we had a longer or more proven history of operations.

We have several significant customers, and termination or non-renewal of a large contract or the loss of, or a significant reduction in, sales to any of our significant customers could harm our operating results.

We generally sell our products pursuant to agreements that are renewable on an annual basis. Failure to renew or the cancellation of these agreements by any one of our significant customers could result in a significant loss of revenue. We currently derive, and we expect to continue to derive, a large percentage of our total revenue from a relatively small number of customers. If any of these customers terminates or substantially diminishes its relationship with us, our revenue could decline significantly. Revenue concentration among our largest customers is as follows:

•	our ten largest customers accounted for approximately 54% of our revenue for 2003; and

•	our largest and second largest customers in 2003 accounted for approximately 21% and 10%, respectively, of our revenue for 2003 and approximately 19% and 15%, respectively, of our revenue for 2002.

The loss of significant revenue from any of our significant customers could negatively impact our results of operations or limit our ability to execute our strategy.

We depend on a limited number of suppliers, and we will be unable to manufacture or deliver our products if shipments from these suppliers are interrupted or are not supplied on a timely basis.

We use original equipment manufacturers, or OEMs, for various parts of our IVIS Imaging Systems, including the cameras, boxes, certain subassemblies, filters and lenses. We obtain these key components from a small number of sources. For example, the chip used in the cameras for all of our IVIS Imaging Systems and the lens for our IVIS Imaging System 200 Series are obtained from a single source, and the cameras for our IVIS Imaging Systems are obtained from two sources. We believe that alternative sources for these components in the event of a disruption or discontinuation in supply would not be available on a timely basis, which would disrupt our operations.

Our dependence upon outside suppliers and OEMs exposes us to risks, including:

•	the possibility that one or more of our suppliers could terminate their services at any time;

•	the potential inability of our suppliers to obtain required components or products;

•	reduced control over pricing, quality and timely delivery, due to the difficulties in switching to alternative suppliers;

•	the potential delays and expense of seeking alternative sources of suppliers; and

•	increases in prices of raw materials, products and key components.

The use of in vivo biophotonic imaging data is not widespread among drug development companies for use in FDA submissions and may never be fully realized.

To our knowledge, only one of our drug development customers has used our imaging technology to submit an investigational new drug application, or IND, to the Food and Drug Administration, or FDA, and no drugs have been approved to date using our imaging technology. As a result, our ability to assist the drug development process in leading to the approval of drugs with commercial potential has yet to be fully proven. If commercial advantages are not realized from the use of in vivo biophotonic imaging, our existing customers could stop using our products, and we could have difficulty attracting new customers.

If we fail to properly manage our growth, our business could be adversely affected.

We have substantially increased the scale of our operations and expect to continue doing so for the foreseeable future. Our overall growth and need to develop many different areas of our business have placed, and may continue to place, a strain on our management and operations. If we are unable to manage our growth effectively, our losses could increase. The management of our growth will depend, among other things, upon our ability to improve our operational, financial and management controls, reporting systems and procedures. In addition, we will have to invest in additional customer support resources. To provide this support, we may need to open additional offices, which will result in additional burdens on our systems and resources and require additional capital expenditures.

We may not fully realize our backlog or anticipated long-term revenue, which could harm our business.

Our backlog was approximately $20.8 million at December 31, 2003 and includes approximately $12.2 million in anticipated licensing fees from terminable contracts for biophotonic imaging and bioware. We expect to record approximately $12.9 million of our backlog as revenue in 2004. We define backlog as anticipated revenue under existing agreements for our products, licenses and services to be received by customers where the following conditions are met: the price of the work to be done is fixed; the scope of the work to be done is determined; and there is a written contract, purchase order, agreement or other documentary evidence which represents a commitment by the customer to pay us for the products, technology or services to be delivered.

There can be no assurance that our backlog will result in actual revenue in any particular period or at all, because our backlog includes engagements under contracts that in some cases extend for several years. In addition, anticipated revenues from license fees are derived from long-term contracts, covering periods from two to ten years, which in some instances may be terminated by the customer throughout the period. Our ability to record as revenue the backlog from any of our customers, including revenue from custom animal production and phenotyping services, will depend upon a variety of factors, including our ability to successfully perform our obligations under the contracts and our ability to maintain exclusive rights under certain of our patents. The amount of our backlog that we may recognize as revenue during any fiscal quarter may vary significantly because the actual receipt and timing of these revenues is subject to various contingencies, many of which are beyond our control. Further, we may never realize revenue on engagements included in our backlog or the timing of such recognition may change because a project schedule for a customer could change or the project could be canceled, or a contract could be reduced, modified, or terminated early. If we fail to realize revenue from engagements included in our backlog at December 31, 2003 or we do not recognize that revenue on our anticipated timeframe, our operating results in future reporting periods may be materially impacted due to decreased revenue.

In addition, we have long-term contracts with two customers that are renewed annually and are expected to generate future revenues. Due to the annual renewal requirement, we include in backlog revenues from these contracts that we expect to record during our fiscal year ending December 31, 2004, but do not include in backlog expected revenues from those contracts for fiscal years after 2004. We estimate that they will yield an aggregate of $19.4 million from 2005 through 2008 in addition to our $20.8 million of backlog at December 31, 2003. However, there can be no assurance that these contracts will be renewed annually and not terminated at any time during their terms or that we will be able to maintain our sublicensed rights under certain patents relating to these contracts.

We may experience problems in scaling up our manufacturing operations or experience delays in component shortages that could limit our future growth prospects.

As of February 29, 2004, we have produced our products in limited quantities, having manufactured and sold 124 IVIS Imaging Systems. We may not be able to manufacture and produce sufficient quantities of our products or maintain our level of quality assurance to respond appropriately to future increases in our manufacturing volume, if any. If we encounter difficulties in scaling up our manufacturing operations, due to among other things, quality control and quality assurance and component and raw material supplies, we will likely experience reduced sales of our products and increased repair or service costs due to reruns or defects, any of which would reduce our revenue and gross margins.

In addition, any interruption or delay in the supply of components or work performed by our OEMs could impair our ability to manufacture and sell our products.

Contamination in our animal populations could damage our inventory, harm our reputation and result in decreased sales.

We offer a portfolio of transgenic animals and LPTA animal models for use by researchers in a wide range of research and drug discovery programs and also perform breeding and model validation. We maintain animal facilities in Alameda, California and Cranbury, New Jersey. These animals and facilities must be free of contaminants, viruses or bacteria, or pathogens that would compromise the quality of research results. Contamination of our isolated breeding rooms could disrupt our models, delay delivery to customers of data generated from phenotyping and result in decreased sales. Contamination would result in inventory loss, clean up and start-up costs and reduced sales as a result of lost customer orders.

Our future revenue is unpredictable and could cause our operating results to fluctuate significantly from quarter to quarter.

Our quarterly and annual operating results have fluctuated in the past and are likely to do so in the future. In particular, our operating results in the first and third quarters have historically been depressed. The sale of many of our products, including our IVIS Imaging Systems and related Bioware typically involve a significant scientific evaluation and commitment of capital by customers. Accordingly, the initial sales cycles of many of our products are lengthy and subject to a number of significant risks that are beyond our control, including customers’ budgetary constraints and internal acceptance reviews. As a result of this lengthy and unpredictable sales cycle, our operating results have historically fluctuated significantly from quarter to quarter, and we expect this trend to continue. In addition, a large portion of our expenses, including expenses for our Alameda, California and Cranbury, New Jersey facilities, equipment and personnel, are relatively fixed. Accordingly, if our revenue declines or does not increase as we anticipate, we might not be able to correspondingly reduce our operating expenses in a timely enough manner to avoid incurring additional losses. Our failure to achieve our anticipated level of revenue could significantly harm our operating results for a particular fiscal period.

The following are among additional factors that could cause our operating results to fluctuate significantly from period to period:

•	changes in the demand for, and pricing of, our products and services;

•	the length of our sales cycles and buying patterns of our customers, which may cause a decrease in our operating results for the third quarter;

•	the nature, pricing and timing of other products and services provided by us or our competitors;

•	changes in our revenue backlog and renewable contracts;

•	changes in the research and development budgets of our customers;

•	acquisition, licensing and other costs related to the expansion of our operations;

•	the timing of milestones, licensing and other payments under the terms of our license agreements, commercial agreements and agreements pursuant to which others license technology to us; and

•	expenses related to, and the results of, patent filings and other proceedings relating to intellectual property rights.

Due to the possibility of fluctuations in our revenue and expenses, we believe that quarter to quarter or annual comparisons of our operating results are not a good indication of our future performance.

We have a limited sales and marketing organization, and although we intend to increase our sales and marketing organization, we may be unable to build an organization to meet demand for our products and services.

We currently have eight people in our sales force engaged in the direct sale of our products, many of whom were added in 2003, including our vice president, chief business officer. Because our products are technical in nature, we believe that our sales and marketing staff must have scientific or technical expertise and experience. Although we intend to significantly expand our sales and marketing organization with the proceeds from this offering, competition for employees with these skills is intense and we may not be able to continue to attract and retain sufficient qualified people or grow and maintain an efficient and effective sales and marketing department.

If we need to raise additional funds in the foreseeable future to fund our operations or future acquisitions, they may not be available to us on favorable terms, or at all, and if unavailable could require us to limit, scale back or otherwise impair our ability to run our business.

We anticipate that our cash resources will be sufficient to meet our currently predicted working capital and capital expenditure requirements for at least the next 12 to 18 months, assuming the satisfaction of certain forecasted revenue targets. We might, however, need to raise additional funds through public or private financings, strategic relationships or other arrangements to do any of the following: develop additional technologies or enhance current products, fund additional sales and marketing programs, acquire complementary businesses or technologies, hire additional personnel, expand our operations faster than currently anticipated, or respond to competitive pressures in our industry. If we are unable to fund such potential business requirements, our results of operations could be harmed and we may have to reduce our capital expenditures and scale back our product development, reduce our workforce and license to others products or technologies that we would otherwise seek to commercialize ourselves.

Compliance with governmental regulations could increase our operating costs, which would adversely affect the commercialization of our technology.

The Animal Welfare Act, or AWA, is the federal law that covers the treatment of certain animals used in research. The AWA currently does not cover rats of the genus Rattus or mice of the genus Mus bred for use in research, and consequently, we are not currently required to be in compliance with this law.

Currently, the AWA imposes a wide variety of specific regulations that govern the humane handling, care, treatment and transportation of certain animals by producers and users of research animals, most notably personnel, facilities, sanitation, cage size, feeding, watering and shipping conditions. If in the future the AWA is amended to include mice or rats bred for use in research in the scope of regulated animals, we will become subject to registration, inspections and reporting requirements. We believe compliance with such regulations would require us to modify our current practices and procedures, which could require significant financial and management resources.

Furthermore, some states have their own regulations, including general anti-cruelty legislation, which establish certain standards in handling animals. To the extent that we provide products and services overseas, we also have to comply with foreign laws, such as the European Convention for the Protection of Animals During International Transport and other anti-cruelty laws. In addition, customers of our mice in certain countries may need to comply with requirements of the European Convention for the Protection of Vertebrate Animals Used for Experimental and Other Scientific Purposes. Additional or more stringent regulations in this area could impact our sales of laboratory animals into signatory countries.

Since we develop animals containing changes in their genetic make-up, we may become subject to a variety of laws, guidelines, regulations and treaties specifically directed at genetically modified organisms. The area of environmental releases of genetically modified organisms is rapidly evolving and is currently subject to intense regulatory scrutiny, particularly overseas. If we become subject to these laws, we could incur substantial compliance costs. For example, the Biosafety Protocol, an international treaty adopted in 2000 to which the U.S. is not a party, regulates the transit of living modified organisms, a category that includes our transgenic mice, into countries party to the treaty. As our mice are not intended for release into the environment or for use for food, feed or processing, the treaty imposes only identification, handling, packaging and transport requirements for shipments into signatory countries. However, additional requirements may be imposed on such shipments in the future.

We use hazardous materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our research and development processes, our anesthesia systems used with our IVIS Imaging Systems to anesthetize the animals being imaged and our general biology operations involve the controlled storage, use and disposal of hazardous materials including, but not limited to, biological hazardous materials and radioactive compounds. We are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could be required to incur significant costs to comply with current or future environmental laws and regulations.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform with generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting policies. A change in those policies could have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, accounting policies affecting many aspects of our business, including rules relating to revenue recognition and employee stock option grants, have recently been revised or are under review. There has been ongoing public debate whether employee stock option and employee stock purchase plan awards should be treated as a compensation expense and, if so, how to properly value these charges. If we elected or were required to record and expense for our stock-based compensation plans using the fair value method, we could have significant accounting charges. Although standards have not been finalized, and the timing of a final statement has not been established, the Financial Accounting Standards Board has announced its support for recording expense for the fair value of stock options grants.

Public perception of ethical and social issues may limit or discourage the use of mice for scientific experimentation, which could reduce our revenues and adversely affect our business.

Governmental authorities could, for social or other purposes, limit the use of genetic modifications or prohibit the practice of our technology. Public attitudes may be influenced by claims that genetically engineered products are unsafe for use in research or pose a danger to the environment. The subject of genetically modified organisms, like genetically altered mice and rats, has received negative publicity and aroused significant public debate. In addition, animal rights activists could protest or make threats against our facilities, which may result in property damage. Ethical and other concerns about our methods, particularly our use of genetically altered mice and rats, could adversely affect our market acceptance.

We may engage in future acquisitions, which could adversely affect your investment in us as we may never realize any benefits from such acquisitions, which also could be expensive and time consuming.

We currently have no commitments or agreements with respect to any material acquisitions. If we do undertake any transactions of this sort, the process of integrating an acquired business, technology, service or product may result in operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, we may never realize the anticipated benefits of any acquisition. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to other intangible assets or the impairment of goodwill, which could adversely affect our results of operations and financial condition.

If a natural disaster strikes our manufacturing facility, we would be unable to manufacture our products for a substantial amount of time and we would experience lost revenue.

We have relied to date principally on our manufacturing facility in Alameda, California to produce the IVIS Imaging Systems, our Bioware cells and microorganisms and LPTA animal models. We have also established a back-up facility for producing transgenic animals in Cranbury, New Jersey and have produced some of our LPTA animal models there. Both of these facilities and some pieces of manufacturing equipment would be difficult to replace and could require substantial replacement lead-time. Our facilities may be affected by natural disasters such as earthquakes and floods. Earthquakes are of particular significance to our Alameda facility, as it is located in an earthquake-prone area. In the event our Alameda facility or equipment were affected by man-made or natural disasters, we would be forced to shift production of the IVIS Imaging Systems and many of our Bioware cells and microorganisms and LPTA animal models to our Cranbury facility. We believe that this production shift would result in a disruption in our operations of approximately 90 to 180 days, which could harm our business. Although we believe that we possess adequate insurance for damage to our property and the disruption of our business from fire and other casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

Risks Related to Operating in Our Industry

Because we receive revenue principally from pharmaceutical, biotechnology and chemical companies and biomedical research institutions, the capital spending policies of these entities may have a significant effect on the demand for our products.

We market our products to pharmaceutical, biotechnology and chemical companies and biomedical research institutions, and the capital spending policies of these entities can have a significant effect on the demand for our products. These policies vary significantly between different customers and are based on a wide variety of factors, including the resources available for purchasing research equipment, the spending priorities among various types of research companies and the policies regarding capital expenditures. In particular, the volatility of the public stock market for biotechnology companies has at certain times significantly impacted the ability of these companies to raise capital, which has directly affected their capital spending budgets. In addition, continued consolidation within the pharmaceutical industry will likely delay and may potentially reduce capital spending by pharmaceutical companies involved in such consolidations. Similarly, changes in availability of grant moneys may impact our sales to academic customers. Any decrease or delay in capital spending by life sciences or chemical companies or biomedical researchers could cause our revenue to decline and harm our profitability. In addition, the pharmaceutical industry has undergone significant consolidation over the past several years. If two or more of our present or future customers merge, we may not receive the same fees under agreements with the combined entities that we received under agreements with these customers prior to their merger. Moreover, if one of our customers merges with an entity that is not a customer, the new combined entity may prematurely terminate our agreement. Any of these developments could materially harm our business or financial condition.

We face competition from companies with established technologies for in vivo biological assessment, which may prevent us from achieving significant market share for our products.

We compete with a variety of established and accepted technologies for in vivo biological assessment that several competitors and customers may be using to analyze animal models. The most basic of these technologies have remained relatively unchanged for the past 40 years, are well established and are routinely used by researchers. We believe it may take several years for researchers to become fully educated about our in vivo biophotonic imaging technology.

We believe that in the near term, the market for in vivo biological assessment will be subject to rapid change and will be significantly affected by new technology introductions and other market activities of industry participants. As other companies develop new technologies and products to conduct in vivo biological assessment, we may be required to compete with many larger companies that enjoy several competitive advantages, including:

•	established distribution networks;

•	established relationships with life science, pharmaceutical, biotechnology and chemical companies as well as with biomedical researchers; and

•	greater resources for technology and product development, sales and marketing and patent litigation.

Our principal competitors that use established technologies for in vivo biological assessment include Exelixis, Inc. and Lexicon Genetics Incorporated. Each of these companies uses animal models in the area of target validation in drug discovery and utilizes methods of assessment based upon knockout mice as well as other organisms such as fruit flies, worms and yeast. We face competition from several companies that have recently begun to market systems that may be used to perform in vivo imaging with the appropriate licenses. At any time, other companies may develop additional directly competitive products that could achieve greater market acceptance or render our products obsolete.

Our intellectual property rights may not provide meaningful commercial protection for our products, which could enable third parties to use our technology, or very similar technology, and could reduce our ability to compete in the market.

We rely on patent, copyright, trade secret and trademark laws to limit the ability of others to compete with us using the same or similar technology in the U.S. and other countries. However, as described below, these laws afford only limited protection and may not adequately protect our rights to the extent necessary to sustain any competitive advantage we may have. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the U.S., and many companies have encountered significant problems in protecting their proprietary rights abroad. These problems can be caused by the absence of adequate rules and methods for defending and enforcing intellectual property rights.

We will be able to protect our technology from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are effectively maintained as trade secrets. One of our primary patents covering our method of in vivo biophotonic imaging is presently subject to a re-examination proceeding before the U.S. Patent and Trademark Office. This re-examination was requested by an unidentified third party and was not initiated by the Patent and Trademark Office. Although the re-examination is still pending, the claims have been amended such that the claims presently being reviewed by the U.S. Patent and Trademark Office are narrower in scope than the claims that originally issued, although such narrowed claims do not affect our ability to collect revenue from our current licenses. At the conclusion of the re-examination, the U.S. Patent and Trademark Office could issue a re-examination certificate allowing the patent to issue again with claims having a narrower scope than the originally-issued claims, or it could reject all claims thereby invalidating the patent, which would prevent us from charging our commercial customers a license fee to practice the methods claimed by this patent. We cannot assure you that we will be successful in maintaining the claims of this patent during re-examination. If the re-examined patent issues with substantially narrowed claims, then a third party that acted in good faith reliance on a perceived defect in the original claims and made substantial preparations towards making, using or selling a product or practicing a process that infringes those claims, may be entitled to seek some form of equitable relief from a court to protect the investments made, or business commenced. However, the law is not clear as to what constitutes substantial narrowing that would entitle a party to seek such relief, or the effect of the allegedly infringing conduct being unrelated to the perceived defect. The patent positions of companies developing tools for pharmaceutical, biotechnology, biomedical and chemical industries, including our patent position, generally are uncertain and involve complex legal and factual questions, particularly as to questions concerning the enforceability of such patents against alleged infringement. The biotechnology patent situation outside the U.S. is even more uncertain, particularly with respect to the patentability of transgenic animals. Changes in either the patent laws or in interpretations of patent laws in the U.S. and other countries may therefore diminish the value of our intellectual property.

We own, or control through licenses, a variety of issued patents and pending patent applications. However, the patents on which we rely may be challenged and invalidated, and our patent applications may not result in issued patents. Moreover, our patents and patent applications may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. We also face the risk that others may independently develop similar or alternative technologies or design around our patented technologies.

We have taken measures to protect our proprietary information, especially proprietary information that is not covered by patents or patent applications. These measures, however, may not provide adequate protection of our trade secrets or other proprietary information. We seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants may still disclose our proprietary information, and we may not be able to protect our trade secrets in a meaningful way. If we lose employees, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

We may need to initiate lawsuits to protect or enforce our patents or other proprietary rights, which would be expensive and, if we lose, may cause us to lose some of our intellectual property rights, which would reduce our ability to compete in the market and may cause our stock price to decline.

We rely on patents to protect a large part of our intellectual property and competitive position. Our patents, which have been or may be issued, may not afford meaningful protection for our technologies and products. In addition, our current and future patent applications may not result in the issuance of patents in the U.S. or foreign countries. Our competitors may develop technologies and products similar to our technologies and products which do not infringe our patents. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. This risk is exacerbated by the fact that those third parties may have access to substantially greater financial resources than we have to conduct such litigation. These lawsuits could be expensive, take significant time and could divert management’s attention from other business concerns. These lawsuits would put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may suffer reduced instrumentation sales and/or license revenue as a result of pending lawsuits or following final resolution of lawsuits. Further, these lawsuits may also provoke these third parties to assert claims against us. Attempts to enforce our patents may trigger third party claims that our patents are invalid. The patent position of biotechnology firms is highly uncertain, involve complex legal and factual questions, and has recently been the subject of much litigation. We cannot assure you that we will prevail in any of these suits or that the damage or other remedies awarded to us, if any, will be commercially valuable. During the course of these suits, there may be public announcements of these results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or others perceive any of these results to be negative, it could cause our stock price to decline.

Our success will depend partly on our ability to operate without infringing or misappropriating the proprietary rights of others.

We may be exposed to future litigation by third parties based on claims that our products infringe the intellectual property rights of others. This risk is exacerbated because there are numerous issued and pending patents in the life sciences industry and as described above, the validity and breadth of life sciences patents involve complex legal and factual questions. Our competitors may assert that their U.S. or foreign patents may cover our products and the methods we employ. In addition, because patent applications can take many years to issue, there may be currently pending applications of which we are unaware, which may later result in issued patents that our products may infringe. There could also be existing patents of which we are not aware that one or more of our products may inadvertently infringe.

If we lose a patent infringement lawsuit, we could be prevented from selling our products unless we can obtain a license to use technology or ideas covered by such patent or are able to redesign the products to avoid infringement. A license may not be available at all or on terms acceptable to us, or we may not be able to redesign our products to avoid any infringement. If we are not successful in obtaining a license or redesigning our products, we may be unable to sell our products and our business could suffer.

We may be subject to litigation, which could be expensive and divert our management’s attention.

There is a substantial amount of litigation over patent and other intellectual property rights in the life sciences industry generally. For example, one of our principal competitors, Lexicon Genetics Incorporated, had been involved in litigation regarding intellectual property claims relating to the creation of transgenic animals. From time to time, we have received, and may receive in the future, letters asking us to license certain technologies the signing party believes we may be using or would like us to use. We may be subject to claims of infringement, or may receive letters alleging infringement. Infringement and other intellectual property claims, with or without merit, can be expensive and time-

consuming to litigate and can divert management’s attention from our core business. We may also become subject to lawsuits arising out of the alleged conduct of our business, such as the lawsuit brought by AntiCancer, Inc. against us and other third parties, and, whether meritorious or not the defense of such suits may be expensive and time-consuming.

Our rights to the use of technologies licensed to us by third parties are not within our control, and without these technologies, our products and programs may not be successful and our business prospects could be harmed.

We rely on licenses to use various technologies that are material to our business, including licenses to the use of certain biologicals, and licenses to engineer and commercialize transgenic animals. We do not own the patents that underlie these licenses. Our rights to use these technologies and employ the inventions claimed in the licensed patents are subject to the negotiation of, continuation of and compliance with the terms of those licenses and the continued validity of these patents. In some cases, we do not control the prosecution or filing of the patents to which we hold licenses. Instead, we rely upon our licensors to prevent infringement of those patents. Some of the licenses under which we have rights, such as our licenses from Stanford University and Ohio University, provide us with exclusive rights in specified fields, but we cannot assure you that the scope of our rights under these and other licenses will not be subject to dispute by our licensors or third parties. Certain of our other licenses contain due diligence obligations as well as provisions that allow the licensor to terminate the license upon specific conditions.

We depend on key employees in a competitive market for skilled personnel, and without additional employees, we cannot grow or achieve profitability.

We are highly dependent on the principal members of our management team, including David W. Carter, chairman of our board and chief executive officer, and Pamela R. Contag, Ph.D., our president. With the exception of Mr. Carter and Dr. Contag, none of the principal members of our management team and scientific staff have entered into employment agreements with us, nor, with the exception of Mr. Carter and Dr. Contag, do we have any key person life insurance on such individuals. Additionally, as a practical matter, any employment agreement we may enter into will not ensure the retention of the employee who is a party to the agreement.

Our future success also will depend in part on the continued service of our key scientific, consulting and management personnel and our ability to identify, hire and retain additional personnel. We experience intense competition for qualified personnel. We may be unable to attract and retain personnel necessary for the development of our business. Moreover, a significant portion of our work force is located in the San Francisco Bay Area of California, where demand for personnel with the scientific and technical skills we seek is extremely high and is likely to remain high. Because of this competition, our compensation costs may increase significantly.

Risks Related to This Offering

Our common stock may experience price and volume fluctuations.

The market price of our common stock may fluctuate substantially due to a variety of factors, including:

•	announcements of technological innovations or new products by us or our competitors;

•	developments or disputes concerning patents or proprietary rights, or of infringement, interference or other litigation against us or our licensors;

•	the timing and development of our products and services;

•	changes in our revenue backlog and renewable contracts;

•	changes in pharmaceutical and biotechnology companies’ research and development expenditures;

•	announcements concerning our competitors, or the biotechnology or pharmaceutical industry in general;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	general and industry-specific economic conditions;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates or recommendations by securities analysts;

•	changes in accounting principles; and

•	the loss of any of our key scientific or management personnel.

In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of biotechnology companies, particularly companies like ours without consistent product revenues and earnings, have been highly volatile and may continue to be highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs, divert management’s attention and resources and harm our financial condition and results of operations.

There may not be an active, liquid trading market for our common stock.

Prior to this offering, there has been no public market for our common stock. An active trading market for our common stock may not develop following this offering. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. See “Underwriting” for more information regarding the factors considered in setting the initial public offering price.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding an investment in our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about our business. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

The future sale of a substantial amount of our common stock could negatively affect our stock price.

After this offering, and based on the number of shares outstanding as of February 29, 2004, we will have approximately                  shares of common stock outstanding, or              shares if the underwriters’ over-allotment is exercised in full. The              shares to be sold in this offering, or              shares if the underwriters’ over-allotment is exercised in full, will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our affiliates. We believe that the remaining              shares of common stock outstanding after this offering will be available for sale in the public market 180 days after the date of the final prospectus relating to this offering, subject in some cases to volume and other limitations.

The previous sentence assumes that we and/or our underwriters will take steps to enforce the lock-up agreements under which holders of substantially all of our stock have agreed not to sell or otherwise dispose of their shares of common stock. In addition, the underwriters may waive these lock-up restrictions prior to the expiration of the lock-up period without prior notice.

In addition, we intend to file a registration statement on Form S-8 under the Securities Act of 1933, as amended, to register an aggregate of              shares of our common stock reserved for issuance under our 1996 stock option plan, 2004 equity incentive plan and our 2004 employee stock purchase plan. These shares, if issued in accordance with these plans, will be eligible for immediate sale in the public market, subject to volume limitations after expiration of the 180 day look up period.

After this offering, the holders of approximately              shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If our stockholders sell substantial amounts of common stock in the public market, or the market perceives that such sales may occur, the market price of our common stock could fall. Furthermore, if we were to include in a company-initiated registration statement shares held by those holders pursuant to the exercise of their registration rights, the sale of a large number of shares could impair our ability to raise needed capital by depressing the price at which we could sell our common stock. Please see “Shares Eligible for Future Sale.”

You will suffer immediate and substantial dilution.

We expect the initial public offering price of our shares to be substantially higher than the book value per share of the outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

•	pay a price per share that substantially exceeds the value of our assets after subtracting liabilities; and

•	contribute % of the total amount invested to date to fund us, but will own only % of the shares of common stock outstanding.

To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors.

After the offering, our principal stockholders, executive officers and directors will continue to own a significant percentage of our stock, and as a result, the trading price for our shares may be depressed and these stockholders can take actions that may be adverse to your interests.

Our executive officers and directors and entities affiliated with them will, in the aggregate, beneficially own approximately         % of our common stock following this offering. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. These stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to you.

We do not anticipate declaring or paying any cash dividends in the foreseeable future, which may reduce your return on an investment in our common stock.

We do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future decision to pay dividends will be made by our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors the board deems relevant.

We will incur increased administrative costs as a result of complying with the laws and regulations affecting public companies.

Complying with existing, recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the Securities and Exchange Commission and by the Nasdaq Stock Market, will result in significant costs to us. In addition to significantly higher legal, accounting, and internal administration costs, we will need to incur significant costs to obtain certain types of insurance, including director and officer liability insurance. The impact of these laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently reviewing existing laws and are evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur to comply with these rules or the timing of such costs.

We will have broad discretion in the use of proceeds from this offering and may not obtain a significant return on the use of these proceeds.

We currently intend to use the net proceeds to fund our operations, including continued development, manufacturing and commercialization of existing and future products, expanding our sales and marketing organization, as well as continued research and development activities, for other working capital and general corporate purposes and for capital expenditures. Although we have no current plans, agreements or commitments with respect to any acquisition, we may, if the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in products, technologies or companies. Our management may spend the proceeds from this offering in ways that our stockholders may not deem desirable.

The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the growth of our business.

Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

Our incorporation documents and Delaware law may inhibit a takeover that stockholders consider favorable and could also limit the market price of your stock.

Our amended and restated certificate of incorporation and bylaws will contain provisions that could delay or prevent a change in control of our company. Some of these provisions:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock;

•	provide for a classified board of directors, so that it would take three successive annual meetings to replace all directors;

•	prohibit stockholders from calling special meetings;

•	prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

In addition, we are governed by the provisions of Section 203 of Delaware General Corporate Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These and other provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements.

Forward-looking statements include, but are not limited to, statements about:

•	our ability to manufacture, market, commercialize and achieve market acceptance of our products;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	our estimates for future performance, including backlog; and

•	our estimates regarding anticipated operating losses, backlog and anticipated future revenue, capital requirements and our needs for additional financing.

These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection for statements made in this prospectus.

USE OF PROCEEDS

Our proceeds from the sale of the              shares of common stock we are offering are estimated to be $             ($             if the underwriters’ over-allotment option is exercised in full) assuming a public offering price of $             per share and after deducting the underwriting discounts and commissions and our estimated offering expenses. We will not receive any proceeds from the sale of common stock by the selling stockholders.

We currently intend to use the net proceeds as follows:

•	expand our sales and marketing organization;

•	continue our research and development efforts;

•	expand our manufacturing capacity for IVIS Imaging Systems;

•	expand our portfolio of technologies and reagents; and

•	for other working capital and other general corporate purposes.

The amounts actually expended for these purposes may vary significantly and will depend on a number of factors, including the amount of our future revenue, expenses and other factors described under “Risk Factors.” While we have no current plans, agreements or commitments with respect to any acquisition, we may, if the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in products, technologies or companies. Our management may spend the proceeds from this offering in ways that our stockholders may not deem desirable.

Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

Since our incorporation, we have never declared or paid cash dividends on our capital stock and do not expect to do so in the foreseeable future. We currently intend to retain all available funds for use in the operation and expansion of our business.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of December 31, 2003:

•	on an actual basis; and

•	on a pro forma as adjusted basis, reflecting the conversion of all of our preferred stock into an aggregate of 65,931,606 shares of our common stock immediately prior to the completion of this offering and the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2003
	Actual	Pro Forma As Adjusted
	(in thousands)
Cash, cash equivalents and short-term investments	$13,546	$

Stockholders’ equity:
Convertible preferred stock, $0.001 par value; 73,000,000 shares authorized at December 31, 2003; 65,931,606 issued and outstanding at December 31, 2003	$66	$
Common stock, $0.001 par value, 110,000,000 shares authorized, actual and pro forma as adjusted, respectively; 7,115,906 shares issued and outstanding at December 31, 2003, actual; shares issued and outstanding, pro forma as adjusted	7
Additional paid-in capital	159,600
Notes receivable from stockholders	(111)
Deferred stock-based compensation	(5,436)
Accumulated other comprehensive income	1
Accumulated deficit	(145,937)

Total stockholders’ equity	8,190

Total capitalization	$21,736

The actual number of shares of common stock shown as issued and outstanding in the table above does not include:

•	6,733,043 shares issuable upon exercise of stock options outstanding as of December 31, 2003;

•	3,765,898 shares reserved for issuance under our 1996 Stock Option Plan as of December 31, 2003; and

•	2,768,425 shares of common stock underlying warrants to purchase common and preferred stock outstanding as of December 31, 2003.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the historical adjusted net tangible book value per share of common stock upon the completion of this offering. The historical adjusted net tangible book value as of December 31, 2003 was approximately $7.1 million, or approximately $0.08 per share. Historical adjusted net tangible book value per share represents our total tangible assets less total liabilities divided by the pro forma total number of shares of common stock outstanding after giving effect to the automatic conversion of all shares of our outstanding preferred stock. Dilution in historical adjusted net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of common stock immediately after the closing of this offering.

After giving effect to the sale of the shares of common stock at an assumed initial public offering price of $             per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2003 would have been approximately $             million, or $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing shares of common stock in this offering at the initial offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical adjusted net tangible book value per share as of December 31, 2003	$
Increase per share due to assumed conversion of all shares of convertible preferred stock

Pro forma net tangible book value per share as of December 31, 2003
Increase per share attributable to new investors
Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

The following table summarizes as of December 31, 2003 the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering. The table assumes an initial public offering price of $             per share, and deducts underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100%		$100%	$

The above discussion and tables are based on 7,115,906 shares of common stock issued and outstanding as of December 31, 2003 and excludes:

•	6,733,043 shares issuable upon exercise of stock options outstanding as of December 31, 2003;

•	3,765,898 shares reserved for issuance under our 1996 stock option plan as of December 31, 2003; and

•	2,768,425 shares of common stock underlying warrants to purchase common and preferred stock outstanding as of December 31, 2003.

To the extent the outstanding options or warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements, and the related notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999, 2000 and 2001 from our consolidated financial statements not included in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of future operating results.

	Years Ended December 31,
	1999	2000	2001	2002	2003
Consolidated Statement of Operations Data:
Revenue
Product	$46	$991	$1,961	$5,148	$7,577
Contract	790	1,601	7,452	6,541	7,369
License	457	1,545	3,831	4,325	5,117

Total revenue	1,293	4,137	13,244	16,014	20,063

Total cost of revenue	—	1,392	9,085	12,377	12,743

Gross margin	1,293	2,745	4,159	3,637	7,320

Operating expenses
Research and development	4,315	9,787	15,009	14,125	11,920
Selling, general and administrative	3,599	10,046	12,217	12,561	10,890
Depreciation and amortization expenses	633	1,398	11,999	4,735	3,836
Restructuring charges	—	—	—	3,411	669

Total operating expenses	8,547	21,231	39,225	34,832	27,315

Loss from operations	(7,254)	(18,486)	(35,066)	(31,195)	(19,995)
Other income (expense), net	—	—	88	54	43
Interest income	355	1,412	1,084	416	122
Interest expense	(237)	(542)	(803)	(921)	(717)

Loss before cumulative effect of accounting change	(7,136)	(17,616)	(34,697)	(31,646)	(20,547)

Cumulative effect of an accounting change—impairment of goodwill	—	—	—	30,906 (a)	—

Net loss	$(7,136)	$(17,616)	$(34,697)	$(62,552)	$(20,547)

Loss per share data (basic and diluted):
Net loss attributable to common stockholders excluding cumulative effect of an accounting change—impairment of goodwill	—	—	$(10.36)	$(9.12)	$(4.84)
Cumulative effect of an accounting change—impairment of goodwill	—	—	—	(8.08)	—

Net loss attributable to common stockholders	—	—	$(10.36)	$(17.20)	$(4.84)

	As of December 31,
	1999	2000	2001	2002	2003
Consolidated Balance Sheet Data:
Cash, cash equivalents and short term investments	$5,812	$28,855	$28,119	$6,670	$13,546
Deferred revenue	350	5,016	4,958	5,095	9,918
Working capital	4,968	21,805	20,636	(2,498)	6,314
Total assets	11,613	81,460	82,450	24,305	31,559
Long-term obligations	2,678	3,340	4,354	3,158	5,182
Redeemable convertible preferred stock	17,511	81,693	110,619	114,941	—
Convertible preferred stock	—	—	1	1	66
Total stockholders’ equity (deficit)	(10,492)	(14,014)	(45,467)	(109,544)	8,190

(a)	Impairment of goodwill resulting from write-offs of goodwill relating to acquisition of Chrysalis DNX Transgenic Services Corp. and adoption of SFAS 142 in 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. In addition to the historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We sell an integrated system of instruments and equipment, software and reagents to academic and biopharmaceutical researchers that we believe improves the productivity and efficiency of the drug discovery and development process. Our proprietary biophotonic IVIS Imaging Systems, living animal models and research services collectively expedite in vivo data collection and analysis, a critical bottleneck in drug discovery and development. We genetically engineer cells and animals to emit light and thereby display visually a chosen tumor, disease, pathogen, organ or biochemical reaction. Our products are also used to validate predictive animal models, primarily rats and mice, for preclinical drug discovery and development. We believe our products enable our pharmaceutical and biotechnology customers to generate higher-quality safety and efficacy data for drug candidates, to increase the speed of preclinical development and to reduce the development risk of product candidates that enter clinical development. From January 1, 1999 through December 31, 2003, we have recognized $54.8 million in total revenue. The sources of our revenue are:

•	one-time fees: IVIS instrument, accessories and software sales;

•	recurring revenue: multi-year licensing fees for our biophotonic imaging technologies, and recurring revenue from the sale of light-producing transgenic animals, cell lines and reagent; and

•	long-term service contracts: custom animal production, animal phenotyping and IVIS service contracts.

In addition to our IVIS Imaging Systems and animal models, we also provide a wide range of services relating to the production of transgenic animals (in which foreign genes are incorporated) and knockout animals (in which specific genes are disabled). We also provide custom animal production and phenotyping services to our customers for the purpose of target validation and compound screening. We sell our products and services directly to our customers and through independent distributors who sell our IVIS Imaging Systems outside the U.S.

We were founded in 1995 and commenced sales of our IVIS Imaging Systems and Bioware in early 2000. In early 2001, we commenced sales of our proprietary light-producing trangenic animals, or LPTA. In November 2000, we completed our acquisition of Chrysalis DNX Transgenic Sciences Corporation, or DNX, renamed Xenogen Biosciences Corporation, now our wholly owned subsidiary. In connection with this acquisition, we issued shares of preferred stock in exchange for all the outstanding shares of DNX. In September 2001, we acquired leasehold improvements and certain other tangible assets relating to a transgenic animal facility located in St. Louis, Missouri, from Incyte Genomics, Inc., or Incyte, for a total consideration of $0.3 million. In addition, we acquired a license to certain patents for a one-time fee of $0.7 million. In 2002, we closed the St. Louis facility.

Since inception, we have been unprofitable. We incurred net losses of approximately $34.7 million in 2001, $62.6 million in 2002 and $20.5 million in 2003. As of December 31, 2003, we had an accumulated deficit of $145.9 million. As a company in the early stage of commercialization, our limited history of operations makes prediction of future operating results difficult. We believe that period to period comparisons of our operating results should not be relied on as predictive of our future results.

Stock-based compensation expense is included in the expense category in which the affected employee, officer or consultant’s salary or other compensation is charged.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The following is a discussion of our most critical policies, as well as the estimates and judgments involved.

Revenue recognition.    We recognize revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, or SAB 104. Arrangements with multiple elements are accounted for in accordance with EITF 00-21, Revenue Arrangements with Multiple Deliverables. Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured.

We generate revenue primarily from two sources: (1) sales of our IVIS Imaging System and associated accessories, and (2) licenses for the use of our in vivo biophotonic imaging technology, transgenic animals and associated biological products to customers on a nonexclusive and nontransferable basis for the purposes of its application in the fields of drug discovery and/or preclinical drug development research.

Our IVIS Imaging System is composed of separate hardware and software components. The hardware component is an ultra-sensitive CCD camera, integrated with proprietary hardware and software. The software component (Living Image) is used to collect and organize the image data, which is not considered essential to the overall product. Accordingly, the revenue for our IVIS Imaging System is recognized upon installation and acceptance of the system and upon delivery for accessories, while the software and related customer support are accounted for separately in accordance with AICPA Statement of Position 97-2, Software Revenue Recognition, or SOP 97-2. Under SOP 97-2, the software components are recognized upon installation and acceptance of the system. Post customer support is deferred and amortized over a straight-line basis over the customer support period.

We sell time-based licenses to our commercial customers. Because of the ongoing relationship between us and our customers, we recognize revenues from the fees, net of any customer discounts, attributable to these time-based licenses as earned on a straight-line basis over the term of the license. We also grant perpetual licenses to academic not-for-profit customers in connection with the sale of our IVIS Imaging System. The IVIS Imaging System and related perpetual licenses are sold as a combined unit and revenue is recognized upon delivery of the combined unit in accordance with SAB 104.

Deferred revenue is recorded when the payments from the customer are received prior to our conclusion of performance obligations related to the payment and recognized upon completion of those performance criteria.

Revenue relating to research and development agreements is recognized as the defined services are performed. Under these agreements, we are required to perform research and development activities as specified in each respective agreement. The payments received under these agreements are nonrefundable.

Contract revenue is recognized on a straight-line basis over the term of the contract provided that the payments are nonrefundable and are based on an agreed upon schedule. Certain agreements may define specific milestones and the payments associated with each milestone. Such payments are recognized as revenue upon achievement of the milestone events, after which we have no future performance obligations to this payment. Any payments received in advance of the completion of the milestone, are recorded as deferred revenue.

Sales to distributors are recognized upon sale of the products by the distributor to the end user.

Accounts receivable allowances.    Because our sales to date have been to Large Pharma and academic and research institutions, we have experienced very few issues surrounding payment for products and services. Consequently, we maintain minimal allowances for doubtful accounts. We have not experienced significant credit loss from our accounts receivable, licenses, grants and collaboration agreements, and none are currently expected. We perform a regular review of our customer activity and associated credit risks and do not require collateral from our customers.

Excess and obsolete inventory.    We do not have inventory reserves for estimated obsolescence or unmarketable inventory as our product mix is relatively new and our historical inventory turnover has been consistent with our assumptions about future demand and market conditions. We rely on several companies as the sole source of various materials used in its manufacturing process. Any interruption in the supply of these materials could result in the failure to meet customer demand.

Stock-based compensation.    We have elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations in accounting for our employee stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123, as amended by SFAS No. 148, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of our employee and director stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. As a private company, estimates of the fair value of our common stock is difficult, due to infrequent sales of equity securities to third parties. Such estimates significantly impact stock-based compensation and beneficial conversion features and are based on management judgments. In calculating such fair value, there are certain assumptions that we use, as disclosed in note 1 of our consolidated financial statements, consisting of dividend yield, risk-free interest rate and waited average expected life of the option.

Restructuring charges.    In September 2002, we implemented a restructuring plan to bring our expenses in line with revised revenue and cash flow projections. The restructuring plan included the closure of our St. Louis facility, which was consolidated with our animal production capabilities in Cranbury, New Jersey. We also implemented a reduction in force of personnel. Through the completion date of the restructuring plan in December 2002, we recorded $3.4 million of restructuring charges in accordance with Emerging Issues Task Force 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, and Staff Accounting Bulletin 100, Restructuring and Impairment Charges. As of the completion date of the restructuring plan, we incurred approximately $0.2 million in severance payments. In connection with the closure of the St. Louis facility, we wrote off the remaining cost of licensed intellectual property in the amount of $0.1 million.

In February 2003, we implemented a further reduction in workforce at our Alameda and New Jersey sites and recorded severance costs of $0.7 million in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires companies to recognize costs associated with restructuring, discontinued operation, plant closing or other exit or disposal activity, when they are incurred rather than at the date of a commitment to an exit or disposal plan.

Purchased Goodwill.    Goodwill was attributable to the acquisition of the Chrysalis DNX Transgenic Sciences Corporation, or DNX, in November 2000. On January 1, 2002, we adopted the provisions of Statement Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, or SFAS No. 142, and as a result, we ceased to amortize goodwill. In lieu of amortization, we performed an initial impairment review of goodwill in 2002 in accordance with the transition provisions of SFAS No. 142. Accordingly, we recorded an impairment of goodwill of approximately $30.9 million, as cumulative effect of an accounting change in our consolidated statement of operations for the year ended December 31, 2002. Prior to the adoption of SFAS No. 142, our growth expectation for DNX were such that no impairment of the goodwill had been indicated.

Impairment of Long-Lived Assets—We account for long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS No. 144, which was adopted on January 1, 2002. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed of, or SFAS No. 121. We regularly evaluate our long-lived assets, including its intangible assets, for indicators of possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. Impairment, if any, is measured using discounted cash flows. In 2003 and 2002, we performed an evaluation of our long-lived assets and noted no impairment.

Accounting for income taxes.    Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We recorded a full valuation allowance on our net deferred tax assets as of each of December 31, 2002 and 2003, due to uncertainties related to our ability to utilize our deferred tax assets in the foreseeable future. These deferred tax assets primarily consist of certain net operating loss carry forwards and research and development tax credits.

Results of Operations

Years Ended December 31, 2001, 2002 and 2003

Revenue.    We include in license revenue our multi-year licensing fees relating to biophotonic imaging, license fees related to pronuclear microinjection and knockout mouse production, as well as revenue generated from animal models, and cell line access rights. Product revenue includes sales of our IVIS Imaging Systems accessories and software, as well as reagent sales. Contract and other revenue includes long-term service contracts and contract research and collaborative agreements, which includes our custom research and phenotyping services. To date, the majority of our revenue has been derived from the sales of our IVIS Imaging Systems, license fees associated with biophotonic imaging and from contract research and collaborative agreements.

Total revenue increased from $13.2 million in 2001, to $16.0 million in 2002 and to $20.1 million in 2003. These increases resulted primarily from increases in the sales of our IVIS Imaging Systems and the associated licensing fees. There was an increased acceptance of our imaging technology and further commercialization of our products, with the release of our first generation IVIS Imaging System, the IVIS 100 Series, in late 2000, IVIS accessories throughout 2003 and our latest model, the IVIS 200 Series, in late 2003. Product revenue increased by $3.2 million from 2001 to 2002 and by $2.4 million from 2002 to 2003 while licensing fees increased by $0.5 million and $0.8 million in the same periods. Contract revenue decreased from 2001 to 2002 by $0.9 million, primarily due to the terms of our three-year agreement with Pfizer, one of our largest customers. The terms and milestones of this agreement resulted in recognition of greater revenue in 2001 due to the recognition of up-front set-up fees and in 2003 due to the achievement of milestones and the recognition of related payments. Two customers each accounted for 10% or more of our revenue in 2003. We expect the growth of sales related to our IVIS Imaging Systems to continue to exceed the growth of revenue from our contract research and collaborative agreements.

Cost of revenue.    Cost of revenue consist of material, labor, facility, shipping and overhead costs associated with the manufacture of our IVIS Imaging Systems and accessories. Other cost of revenue include material, labor and associated overhead for our custom research and phenotyping services based in Cranbury, New Jersey as well as royalties payable to our licensors.

Cost of revenue increased from $9.1 million in 2001 to $12.4 million in 2002 to $12.7 million in 2003. The increase in cost of revenue from 2001 through 2003 primarily resulted from increased product sales and associated licensing fees, offset by closure of our St. Louis facility in 2002. Our product sales increased from 13 IVIS Imaging Systems in 2001 to 32 IVIS Imaging Systems in 2002 to 44 IVIS Imaging

Systems in 2003. Our most recent IVIS Imaging System 200 Series was released in December 2003. Additionally, we released numerous accessories that increased our sales during 2002 and 2003. This increase was offset by a decrease in expenses that resulted from the closure of our St. Louis facility as a part of a restructuring plan. We expensed approximately $1.5 million of deferred stock-based compensation associated with the issuance of stock options in 2001, which declined to $0.4 million in each of 2002 and 2003. We anticipate that future costs of revenue will increase in absolute dollars, but will decline as a percentage of revenue given anticipated economies of scale.

Research and development.    Research and development expense consists primarily of compensation for our scientific personnel, material, facilities and costs of services for consultants and contractors.

Research and development expenses decreased from $15.0 million in 2001 to $14.1 million in 2002 to $11.9 million in 2003. After taking into account the deferred stock-based compensation, research and development expense increased from 2001 to 2002 due to increased employee headcount to support the development of our IVIS 200 Series, our LPTA animal models and reagents. Research and development expenses decreased in 2003 due to the restructuring in late 2002, which resulted in a reduction in research and development headcount. Cost savings resulting from the restructuring were offset in part by increases in external animal husbandry costs and consultants for various discrete projects. We expensed approximately $3.2 million of deferred stock-based compensation associated with the issuance of stock options in 2001, which declined to $ 0.9 million in each of 2002 and 2003. We expect our research and development costs to increase in absolute dollars as we continue to invest in product development and expand our portfolio of technologies and reagents.

Selling, general and administrative.    Selling, general and administrative expense consists primarily of compensation for sales, marketing and administrative personnel, as well as legal, accounting, facilities, sales commissions and other marketing activities.

Selling, general and administrative expense increased from $12.2 million in 2001 to $12.6 million in 2002 and decreased to $10.9 million in 2003. The increase from 2001 to 2002 primarily reflected an increase in the headcount dedicated to sales and marketing, associated increased selling costs and increased employee costs as a result of operating three facilities in 2002, as compared to two facilities in 2001. Selling, general and administrative expense decreased in 2003 due to the closure of our St. Louis facility as well as a reduction in the company-wide general and administrative headcount, despite higher selling and marketing activities. We expensed approximately $1.8 million of deferred stock-based compensation in 2001 selling, general and administrative expense and the deferred stock-based compensation included in selling, general and administrative expense decreased to $0.5 million each in 2002 and 2003. We expect that selling, general and administrative expense will increase in absolute dollars as we hire additional sales and marketing personnel, expand our sales and marketing efforts, pay sales commissions and incur our increased costs associated with operating as a public company.

Restructuring charge.    We recorded restructuring charges of $3.4 million in 2002 and $0.7 million in 2003, which included a reduction in headcount in each of 2002 and 2003, closure of our St. Louis facility and a write off of leasehold and technology in 2002. The restructuring charge in 2003 was the result of further reduction in workforce, primarily with respect to our research activities and included termination costs of $0.7 million.

Amortization of intangibles.    We amortized acquisition-related intangibles of $0.9 million in each of 2001 and 2002, which decreased to $0.6 million in 2003. Amortization expense for 2002 included the write-off of licensed intellectual property of $0.1 million.

Interest expense.    Interest expenses increased from $0.8 million in 2001 to $0.9 million in 2002 and decreased to $0.7 million in 2003. The increase in 2002 over 2001 was due primarily to an increase in interest payments from the draw down of funds under a debt agreement for the purchase of capital equipment and leasehold improvements for our Alameda facility. Interest expense decreased in 2003 due to lower required capital financing under our debt agreement implemented as part of the restructuring.

Income tax expense (benefit).    We recorded no income tax expenses in 2001, 2002 or 2003 due to our losses in each of those years. As of December 31, 2003, we had federal and state net operating loss carryforwards of approximately $90.6 million and $34.6 million, respectively, and federal and state tax credit carryforwards of approximately $5.7 million and $2.2 million, respectively, available to offset any future taxable income we may generate. Federal tax credit carryforwards will begin to expire in 2023 unless previously utilized. The Internal Revenue Code of 1986, as amended, places certain limitations on the annual amount of net operating loss and tax credit carryforwards that can be utilized in any particular year if certain changes in our ownership occur. This annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

Quarterly Results of Operations

The following table sets forth a summary of our unaudited quarterly operating results for each of the four quarters for the year ended December 31, 2003. This data has been derived from our unaudited consolidated interim financial statements which, in our opinion, have been prepared on substantially the same basis as the audited consolidated financial statements contained elsewhere in this prospectus and include all normal recurring adjustments necessary for a fair presentation of the financial information for the periods presented. These unaudited quarterly results should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	(in thousands)
Revenue
Product	$1,057	$1,699	$1,588	$3,233
Contract	1,544	1,896	1,770	2,159
License	1,188	1,283	1,158	1,488

Total revenue	3,789	4,878	4,516	6,880

Cost of revenue:
Product	512	1,082	867	1,924
Contract	1,915	1,748	1,753	2,213
License	142	177	207	203

Total cost of revenue	2,569	3,007	2,827	4,340

Gross margin	1,220	1,871	1,689	2,540

Operating expenses
Research and development	2,844	2,500	2,704	3,872
Selling, general and administrative	2,645	2,157	2,460	3,628
Depreciation and amortization expenses	1,050	985	939	862
Restructuring charges	669	—	—	—

Total operating expenses	7,208	5,642	6,103	8,362

Loss from operations	(5,988)	(3,771)	(4,414)	(5,822)
Other income—net	15	—	33	(5)
Interest income	30	17	35	40
Interest expense	(204)	(227)	(226)	(60)

Net loss	$(6,147)	$(3,981)	$(4,572)	$(5,847)

Revenue.    Total revenue increased from the first quarter to the second quarter in 2003 primarily due to an increase in the sales of our IVIS Imaging Systems and their associated licensing fees. Total revenue decreased in the third quarter of 2003 due to the effects of the buying patterns of our customers, and increased in the fourth quarter due in part to the release of our latest model, the IVIS 200 Series. The introduction of additional accessories throughout 2003 also increased our sales during the year.

Cost of revenue.    Cost of revenue generally increased over the last four quarters. Approximately $5,000, negative $37,000, $32,000 and $410,000 of amortization of deferred stock-based compensation associated with the issuance of stock options to our employees was included in the first, second, third and fourth quarter of 2003, respectively. The cost of product revenue increased from $0.5 million in the first quarter to $1.1 million in the second quarter, decreased to $0.9 million in the third quarter and increased to $1.9 million in the fourth quarter. The increase in the second quarter was due to 10 IVIS Imaging Systems sold in this quarter as compared to 6 IVIS Imaging Systems sold in the first quarter. The increase was also partially due to a return of one of our IVIS products from a customer. The cost increased in the fourth quarter as we sold 18 IVIS Imaging Systems in the fourth quarter as compared to 10 IVIS Imaging Systems sold in the third quarter. The cost of license revenue were $0.1 million in the first quarter and $0.2 million in each of the following quarters and represents royalties expense for the licensing agreements signed in each quarter. Our cost of contract revenue decreased from $1.9 million in the first quarter to $1.7 million in the second and third quarters primarily due to the reduction in workforce during the first quarter. The expense increased to $2.2 million in the fourth quarter as a result of headcount increase to support the new contracts executed in the last two quarters. We anticipate that future costs of revenue will continue to increase in absolute dollars but decline as a percentage of revenue due to the anticipated economies of scale.

Research and development.    Research and development expense decreased in the second quarter due to the restructuring, which resulted in a reduction in research and development headcount. The expense increased in both the third and fourth quarter due to an increase in our headcount to support the development work for our next model IVIS 3D. Approximately $11,000, negative $80,000, $68,000 and $874,000 of amortization of deferred stock-based compensation associated with the issuance of stock options to our employees was included in the first through the fourth quarter.

Selling, general and administrative.    Selling, general and administrative expense decreased in the second quarter due to the restructuring, which resulted in a reduction in headcount. The expense increased in both the third and fourth quarter due to increases in sales personnel and year-end bonuses paid to management. Approximately $6,000, negative $45,000, $39,000 and $500,000 of amortization of deferred stock-based compensation associated with the issuance of stock options to our employees was included in the first through the fourth quarter, respectively.

Restructuring charge.    The restructuring charge in the first quarter was the result of reduction in workforce, primarily with respect to our research activities. A total of 52 employees were terminated resulting in associated costs of $0.7 million.

Interest expense.    Interest expense decreased in the fourth quarter as we paid off some of our loans and restructured the remaining debt over a longer term, resulting in lower interest payments.

Our quarterly operating results are likely to fluctuate, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline. Some of the important factors that could cause our net revenue and operating results to fluctuate from quarter to quarter include:

•	lengthy sales cycles and buying patterns of our customers, which may cause a decrease in operating results for the third quarter;

•	changes in the demand for, and pricing of, our products and services;

•	the nature, pricing and timing of other products and services provided by us or our competitors;

•	changes in our revenue backlog and renewable contracts;

•	changes in the research and development budgets of our customers;

•	acquisition, licensing and other costs related to the expansion of our operations;

•	the timing of milestones, licensing and other payments under the terms of our license agreements, commercial agreements and agreements pursuant to which others license technology to us;

•	expenses related to, and the results of, patent filings and other proceedings relating to intellectual property rights;

•	lack of availability of or a significant cost increase for the chips, cameras and/or lenses for our IVIS Imaging Systems; and

•	market conditions in the pharmaceutical market or the economy as a whole.

Due to these and other risks identified in this prospectus, we expect our operating results to fluctuate. As such, we believe that quarter to quarter comparisons of our revenue and operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Deferred Stock-Based Compensation

We account for options granted to employees and directors in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123, as amended by SFAS No. 148. SFAS No. 148 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of our employee and director stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Compensation expense is consequently recorded on stock option grants based on the fair value of the options granted, which is estimated on the date of grant using an option-pricing model and it is recognized on an straight line basis over the vesting period, generally four years from the date of grant. Deferred stock-based compensation expense recorded in 2003 was approximately $1.8 million. The remaining deferred compensation balance of approximately $5.4 million will be amortized through 2007. We expect to record amortization expense for employee deferred stock-based compensation as follows:

For the Year	Amount
2004	$3.4 million
2005	$1.3 million
2006	$0.6 million
2007	$0.1 million

On December 1, 2003, we issued options covering 1,969,679 shares of our common stock pursuant to an option exchange program, initiated in May 2003. Pursuant to the terms of the option exchange program, eligible optionees were offered the opportunity to exchange outstanding options to purchase common stock with an exercise price of $0.10 or more for options to purchase common stock that would be issued at least six months and one day following the cancellation date of the exchanged options with an exercise price equal to the fair market value of such common stock on the date of grant, subject to the optionee continuing to provide services through the grant date of the new options. The vesting provisions of the original options would carry over to the newly issued options. We have evaluated this transaction in the context of guidance in EITF 00-23, Issues Related To The Accounting For Stock Compensation Under APB Opinion No. 25 and FASB Interpretation No. 44, and have concluded that the reissued options require variable accounting treatment. The effect of this accounting on the 2003 financial statements was compensation expense of approximately $1.6 million.

In connection with the stock options granted to employees during the year ended December 31, 2003, we recorded deferred compensation of $6.3 million, which represents the difference between the option exercise price and the deemed fair market value of the common stock determined for financial reporting purposes on the grant date. The deferred compensation will be recognized as an expense over the vesting period of the underlying stock options, generally four years, in accordance with the method described for awards with graded-vesting in FASB Interpretation APB Opinion No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (an Interpretation of APB Nos. 15 and 25). We recorded stock-based compensation expense of $1.7 million for the year ended December 31, 2003.

Liquidity and Capital Resources

As of December 31, 2003, we had cash, cash equivalents and short-term investment balances of $13.5 million. Since our inception, we have incurred significant losses, and as of December 31, 2003 we had an accumulated deficit of $145.9 million. We have not achieved profitability and anticipate that we will continue to incur net losses for the foreseeable future. We expect that our research and development and selling, general and administrative expenses will increase, and as a result we will need to generate significant revenue to achieve profitability.

To date, our operations have been funded through the proceeds from the sale of $98 million of preferred stock, $54.8 million of revenue, and, to a lesser extent, through equipment lease lines and bank lines of credit. As of December 31, 2003, we had outstanding balances under loan and lease agreements of $6.3 million, consisting of $2.0 million under one loan agreement, $1.1 million pursuant to a bank loan and $3.2 million for an equipment financing line of credit. In 2004, we repaid all principle and interest on $1.0 million of our $1.1 million bank loan. In March 2004, we entered into an amendment to a 2003 loan and security agreement we have with our primary lender, increasing our borrowing capacity from $3.0 million to $7.0 million. This credit facility is secured by all our assets excluding encumbered property.

Operating activities.    Net cash used in operating activities was $17.7 million in 2001, $21.1 million in 2002 and $13.6 million in 2003. The primary use of cash was to fund our net loss, adjusted for non cash expenses and changes in operating assets and liabilities. During 2003, net cash used by operating activities resulted primarily from net loss adjusted for non cash expenses of depreciation, amortization and stock-based compensation, increase in accounts receivable, inventory and deferred revenues. The increase in accounts receivable was due to an increase in revenues. The increase in inventory was to fulfill anticipated future demand. The increase in deferred revenue resulted from customers contracts executed during the last quarter of 2003.

Investing activities.    Net cash provided by investing activities was $1.7 million in 2001 and $0.4 million in 2003 as compared to net cash used of $1.8 million in 2002. This change was the result of reduction in capital purchases as part of our restructuring offset by proceeds from the sale of assets during 2003.

Financing activities.    Net cash provided by financing activities went from $29.1 million in 2001 to $0.4 million in 2002 and increased to $20.5 million in 2003 due to proceeds from the issuance of Series G preferred stock in 2001 and the issuance of Series AA preferred stock in 2003.

We believe that our current cash and cash equivalents, excluding the proceeds from this offering, together with our short-term investments, the cash to be generated from operations and our ability to draw down on our secured revolving line of credit, will be sufficient to meet our projected operating requirements for at least the next 12 to 18 months. If existing cash, short-term securities and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain an additional credit facility. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights senior to those associated with our common stock and could contain covenants that would restrict our operations. Any additional financing may not be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts.

Our contractual payment obligations that were fixed and determinable as of December 31, 2003 were as follows:

Payments Due by Period	2004	2005	2006	2007	2008
	(in thousands)
Operating Lease(1)	$3,551	$3,683	$2,384	$1,996	$1,983
Loans Payable(2)	2,585	3,508	891	8	—
Other Contractual Obligations(3)	4,700	—	—	—	—

Total	$10,836	$7,191	$3,275	$2,004	$1,983

(1)	Our operating leases represent rental commitments under real property leases.
(2)	Our loans are for financing of capital and lease hold purchases.
(3)	Our other contractual obligations represent purchase commitments from our key supplier.

Quantitative and Qualitative Disclosure About Market Risk

We have limited exposure to financial market risks, including changes in interest rates and foreign currency exchange rates. Our exposure to interest rate risk at December 31, 2003 was related to our investment portfolio and our borrowings. Fixed rate investments and borrowings may have their fair market value adversely impacted from changes in interest rates. Floating rate investments may produce less income than expected if interest rates fall, and floating rate borrowings will lead to additional interest expense if interest rates increase. Due in part to these factors, our future investment income may fall short of expectations due to changes in U.S. interest rates.

We invest our excess cash in debt instruments of the U.S. government and its agencies and in high quality corporate issuers. Due to the short-term nature of these investments, we concluded that there was no material exposure to interest rate risk arising from our investments as of December 31, 2003.

Recently Issued Accounting Standards

In May of 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) certain financial instruments that embody obligations. Financial instruments within the scope of SFAS No. 150 shall be initially measured at fair value and subsequently revalued with changes in value being reflected in interest cost. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Restatement is not permitted. The adoption of SFAS No. 150 did not have a significant impact on our consolidated financial statements.

In April of 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS No. 133. This statement amends SFAS No. 133 for decisions made as part of the Derivative Implementation Group process that effectively required amendments to SFAS No. 133, in connection with other FASB projects dealing with financial instruments, and in connection with implementation issues that have been raised in relation to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. Also, the provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal years that began prior to June 15, 2003, should continue to be applied in accordance with respective effective dates. In addition, provisions of this statement related to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing and new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 did not have a significant impact on our consolidated financial statements.

In December of 2003, the FASB issued FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, or FIN No. 46R. FIN

No. 46R expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity is any legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans and receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. Previously, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46R changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. As of December 17, 2003, the effective date of FIN No. 46R has been deferred until the end of the first interim or annual reporting period ending after March 15, 2004. We do not have any variable interest entities.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, or SFAS No. 148. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We adopted the disclosure provisions of SFAS No. 148 at the beginning of fiscal 2003. We do not currently plan to change to use the fair value method of accounting for stock-based employee compensation.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We recorded restructuring costs of $0.7 million in our consolidated statement of operations for 2003 in accordance with SFAS No. 146 (see Note 4).

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN No. 45. FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. We have made the disclosure requirements in 2002. The adoption of the recognition requirements of FIN No. 45 did not have a material impact on our results of operations and financial position.

In November 2002, the FASB issued EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF Issue No. 00-21. EITF Issue No. 00-21 addresses certain aspects of the accounting by a company for arrangements under which it will perform multiple revenue-generating activities. EITF Issue No. 00-21 addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF Issue No. 00-21 provides guidance with respect to the effect of certain customer rights due to company nonperformance on the recognition of revenue allocated to delivered units of accounting. EITF Issue No. 00-21 also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the company. Finally, EITF Issue No. 00-21 provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. Our revenue recognition policy for multiple element arrangements is consistent with EITF 00-21.

BUSINESS

Our Business

We sell an integrated system of instruments and equipment, software and reagents to academic and biopharmaceutical researchers that we believe improves the productivity and efficiency of the drug discovery and development process. Our proprietary biophotonic IVIS Imaging Systems, living animal models and research services collectively expedite in vivo data collection and analysis, a critical bottleneck in drug discovery and development. We genetically engineer cells and animals to emit light and thereby display visually a chosen tumor, disease, pathogen, organ or biochemical reaction. Our products are also used to validate predictive animal models, primarily rats and mice, for preclinical drug discovery and development. We believe our products enable our pharmaceutical and biotechnology customers to generate higher-quality safety and efficacy data for drug candidates, to increase the speed of preclinical development and to reduce the development risk of product candidates that enter clinical development. The sources of our revenue are:

•	one-time fees: IVIS instrument, accessories and software sales;

•	recurring revenue: multi-year licensing fees for our biophotonic imaging technologies, recurring revenue from the sale of light-producing transgenic animals, cell line and reagents; and

•	long-term service contracts: custom animal production, animal phenotyping and IVIS contracts.

We manufacture, market and sell our IVIS Imaging Systems, as well as the reagents—pathogens and tumor cells, or Bioware, and light-producing transgenic animals, or LPTA animal models—that allow our customers in the biopharmaceutical industry to collect safety, efficacy and other data on product candidates. Our reagent sales are comprised of genetically modified animals (mice and rats) and cell lines that are used to characterize the role of genes in the disease process as well as to measure the efficacy of drugs against certain sets of disease indications. We also provide a wide range of contract research services relating to the production of transgenic animals (in which foreign genes are incorporated) and knockout animals (in which specific genes are disabled). In addition, we provide custom animal production and phenotyping services to our customers for the purpose of target validation and compound screening. Our product offerings allow our customers to gather data in living animals about biochemical pathways, the mechanism of action of drug candidates and how well these drug candidates work in living organisms.

The following graphic depicts the way that our IVIS Imaging Systems and living animal models improve the collection and analysis of in vivo data collection:

As of December 31, 2003, we had $20.8 million of revenue backlog under existing agreements relating to our products, licenses and services. This figure does not include anticipated long-term agreements with two customers that may be renewed annually. Assuming these agreements continue through their full terms, we estimate these additional revenues would be $19.4 million from 2005 to 2008. We sell our products in the U.S. and Europe through our direct sales force. In addition, we have marketing and distribution agreements with Charles River Laboratories and Taconic covering certain animal models and services.

Market Opportunity

We believe that there is a sizable market opportunity for our IVIS Imaging Systems and related reagents. The following table illustrates the basic customer categories, estimated number of potential customers, estimated placements per customer, number of current customers, as well as IVIS placements made as of February 29, 2004.

Customer Type	Estimated Number of Potential Customers	Estimated Placements per Customer	Number of Current Customers	IVIS Placements
Large Pharma	~ 30	>10	7	17
Biotech and Other Pharma	>1,400	1 to >4	10	14
Academia/Research	>600	1 to >10	79	93

Total	>2,000		96	124

Our strategy has been to penetrate Large Pharma and Academia/Research first. Following the expansion of our sales force, we intend to begin selling efforts to address the remaining market and enhance our reagents sales to new and existing customers. The table above addresses only placements of IVIS Imaging Systems and does not reflect the opportunity relating to the “follow-on” reagents business.

Industry Background

Biopharmaceutical Research

Traditionally, drug discovery and development has been a long, iterative and expensive process. In general, developing a new chemical entity through approval by the FDA can take 14 years or more, and, accounting for drug failures, cost between $500 and $800 million. The primary goal of research and development in the biopharmaceutical industry is to identify therapeutic candidates that treat human disease with an acceptable efficacy and safety profile, and to demonstrate these properties in human clinical trials. Despite significant advances in genomics, high-throughput screening and the growth of chemical libraries, the number of new drug approvals has declined significantly in recent years. While new drug approvals are widely known to have fallen, the key indicator of productivity of technological advances are new chemical entities. These are new compound discoveries whereas many new drug approvals are reformulations or existing compounds approved for new applications. This means that while advanced in vitro technologies have contributed to our understanding of new drug targets, productivity in the drug development process is not increasing.

FDA Reported New Drug Approvals and New Chemical Entities

	1996	1997	1998	1999	2000	2001	2002	2003
New Chemical Entities	53	39	30	35	27	24	17	21
New Drug Approvals*	131	121	90	83	98	66	78	72

*	Does not include biologics or vaccines.

Biopharmaceutical companies continue to invest in in vitro technologies that accelerate the drug discovery and development process, including high-throughput screening and combinatorial chemical libraries, which facilitate the identification of targets and expedite the screening of chemical compounds. While significant compound libraries have been built using these methods, and then optimized using increasingly effective in vitro assays, the in vivo animal models subsequently used to test drug targets have remained the same over many decades and represent a rate-limiting step. The FDA requires the submission of animal clinical data prior to approving human clinical trials. In order to identify optimal targets for drug development and better assess the efficacy and safety of potential drug candidates, pharmaceutical, biotechnology and biomedical researchers need to understand the underlying biological processes that contribute to disease pathologies in the context of animal physiology and, ultimately, in humans.

In Vitro Technologies

In vitro technologies such as biochemical, gene, protein and cellular assays have been developed into high-throughput formats. These assays are used to address the major drug development challenges described above and to determine the action and effects of each of many potential drug candidates. Despite advances in technology, these assays generally assess only one biological parameter and, consequently, they are not representative of the complex biological systems present in humans. In addition, most in vitro technologies are only able to gather data at a single point in time and do not reflect or capture any dynamic changes in a living organism over time. As a result, the information generated has limited predictive value.

Assay Type	Description	Limitation
Biochemical	Characterize and quantify reaction between two biomolecules	No information on the entire biochemical pathway or interrelated pathways

Gene-based	Analyze gene expression patterns	Difficult and challenging interpretation due to large data sets and inconsistent results

Protein	Performs multiple protein analyses simultaneously	Measures presence of protein, not protein activity

Cellular	Cellular information, Intracellular pathways observed	No information on the role gene plays in animal physiology; loses extracellular signaling

In Vivo Technologies

In vivo technologies involve the use of animal models to test the effects of a drug on, or the role of a gene or protein in, a biological system. In vivo technologies have evolved over time from conventional animal models, to knockout animals in which specific genes are disabled, and more recently to transgenic animals in which a foreign gene of interest has been inserted. All three technologies are actively used today and are produced by us and our competitors.

Animal Model	Description	Advantage
Conventional	Measure one end-point	Low cost

Knockout	Targeted genes have been disabled or replaced (“knocked-out”)	Infer specific gene function on physical characteristics

Transgenic	Genetically modified to express a gene addition	Observe impact of a new gene on physical characteristics, and drug efficacy

In vivo technologies are slower and more expensive than in vitro technologies, although they often yield more relevant information and are required by the FDA. Testing of potential drugs in these living systems provides information that is more predictive of the biological function in humans. However, the flaws in the data collection process as well as its time consuming nature of traditional testing methods limit the predictiveness of in vivo technologies.

To validate a hypothesis concerning the effects of a drug on, or the role of a gene or protein in, a biological system, researchers must test the hypothesis in animal models. To assess biological activity, researchers must collect, process and analyze tissues from different animals at multiple points in time to determine the progression of gene expression, protein activity or drug efficacy/toxicity in the animals. Tissue analysis alone can often take months to complete. These snapshots in time are combined to generate a model of drug response, but do not allow the researcher to observe a real-time dynamic or cascading effects of the drug or disease over time in one animal. The use of different animals to compile these snapshots creates statistical variation in data that is used due to the inherent variability in each animal.

Biomedical Research

Biomedical researchers in academia are investing in a diverse range of technologies that facilitate and accelerate their understanding of genes, proteins and pathways in both normal and diseased states. Although a variety of technologies enable researchers to analyze a large number of genes and proteins in parallel, they provide minimal information on the dynamic role that these genes and proteins serve in the living body. Biomedical researchers are seeking complementary in vivo technologies to facilitate a deeper understanding of the potentially complex role that these genes serve in physiology and metabolism. The breadth of the potential points of sale and applications for imaging equipment is very attractive in academia. In addition, academia tends to lead the biopharma industry in terms of adopting and validating new technology.

In both biopharma and biomedical research, the existing in vivo animal models are viewed as a rate-limiting step due to the time involved, the inconsistency of results, as well as their limited predictive value. Mice and rats have different immune and biological systems than humans, hence these models often fail to predict human response to therapeutic targets. Adjusting biological systems in transgenic animal models to resemble human response remains the biggest challenge for researchers. Consequently, removing the bottleneck requires enabling researchers to follow all stages of disease progression and immune response that are similar to (and, therefore, predictive of) human biology in a high-throughput manner. The limitations in conventional animal models can be alleviated by collecting higher quality data, specifically quantitative data, spatial information (where in the animal), and temporal analysis (data collected in real-time from the same animal over minutes, days or months).

Our Solution

Our products allow researchers, for the first time, to observe in real-time the disease and molecular mechanisms in living intact organisms in a non-invasive manner. Moreover, our products allow researchers to focus on those stages of disease progression within animal models that are most predictive of human response. With this information, researchers can follow the spread of a disease, or the effects of a drug, throughout the same animal over time. Our integrated system of technologies and services enables pharmaceutical companies to reduce costs and standardize analytical techniques across four key areas of the drug discovery and development chain: biological screening; pharmacokinetics and absorption, distribution metabolism and excretion, or ADME; safety and toxicological testing; and drug dosage and formulation. These areas accounted for approximately 23% of the $33 billion in research and development that the pharmaceutical industry spent in 2003.

Increasing the throughput of in vivo animal testing and utilizing it earlier in the drug development cycle may substantially reduce the costs of drug development failures and improve the time to market of successes. For instance, we believe our technology will allow consolidation and acceleration of the target validation, lead optimization and preclinical stages of the drug development process. Likewise, efficacy and toxicity tests can be performed at the beginning of the drug development cycle to avoid late-stage failures.

The following graphics depict a traditional drug discovery process timeline and, below it, what we believe to be our products’ potential to consolidate several key steps and thereby shorten the process:

Real-time capabilities of non-invasive biophotonic imaging enable visual observation of mechanisms of action or cascading events within the animal that would not otherwise be detected using conventional animal models. This is particularly important in studies where genes are altered by environmental determinants and in studies in which drugs are delivered and effect biological pathways of whole tissues in a manner that cellular systems or other in vitro systems do not. We believe the combination of genetically modified animals and molecular imaging has created more reliable models. Transgenic animal models developed for in vivo imaging are disease-specific and enable analysis of gene expression, protein activity and disease progression. In these models, the gene for luciferase, which produces a light-emitting enzyme, is present in every cell in the body of the animal but only produces light when that gene is turned on in a specific cell type.

Because of the limitations of current in vivo and in vitro assays, researchers have been seeking new technologies that provide physiologically relevant data. Other in vivo imaging modalities are not widely commercialized. Imaging technologies currently under investigation for use in the clinical setting and in drug discovery and development—magnetic resonance imaging, or MRI, MRI (functional), positron emission tomography, or PET, X-ray computed tomography, or CT, single photon emission computed tomography, or SPECT, and other optical imaging technologies—generally lack the ease of use of in vitro and conventional animal model assessment and lack the sensitivity to detect gene function. The IVIS Imaging Systems’ functional sensitivity is 1,000 times greater than PET. These other techniques are not high throughput. Many require sizable teams of technicians to operate and require greater expense and skill level to collect and analyze data. The IVIS Imaging System’s unique software allows one non-technical person to operate the imaging system and examine the data analysis simultaneously.

Strategy

We believe our technology platform and proven revenue model is highly scalable. Our goal is to make our non-invasive IVIS Imaging System, living animal models and research services the industry standard for in vivo biological assessment. To achieve this goal, we intend to do the following:

•	Expand our sales and marketing effort in order to increase our equipment and licensing sales. In 2003, we increased our installed base from 90 to 117 systems using an eight person direct sales force and one distributor. Substantial additions to our sales force will help us to begin to penetrate the 2,000+ potential customers worldwide. Our strategy has been to penetrate Large Pharma and Academia/Research first. Following the expansion of our sales force, we intend to begin to address the remaining market.

•	Continue to penetrate our existing customer base by moving from individual imaging system placements to providing enterprise-wide solutions under long-term contracts. In 2003, we began marketing integrated packages of licenses, instrumentation and reagents to our customers. We intend to continue to focus on the overall needs of our commercial customers by providing them with complete solutions for the analysis of disease and molecular mechanisms in living intact organisms and validating predictive animal models. Since we first began licensing our biophotonic imaging technology in 2000, the majority of our customers have expanded their relationship with us and all of our customers with expired commercial licenses have renewed.

•	Maximize the revenue potential of our existing installed base through additional high-margin recurring reagent sales. As our installed base of systems increases, we expect that the high-margin revenue generated from our LPTA animal models and Bioware (microorganisms and cells) will expand as well. We intend to pursue additional strategic marketing and distribution reagent partnerships through established animal distributors, similar to our agreements with Taconic and Charles River Laboratories to expand our reagent sales. Our approach to expanding our reagent product line is three-pronged: we build and validate animal models; we build custom models on a contract basis for our biopharma customers; and we leverage our intellectual property in order to in-license models from biomedical research.

•	Leverage our intellectual property and licensing strategy to in-license new technologies and animal models to strengthen our competitive position. We have exclusive intellectual property rights to technologies that are integral to our success. We own or control a number of patents and pending applications for the practice of in vivo imaging and the production of transgenic animals. Without a license from us, commercial entities cannot use, nor can they or academic researchers commercialize, our in vivo biophotonic imaging methods. We expect to in-license additional technologies to further strengthen our competitive position. We believe our intellectual property position poses a significant barrier to entry for our competitors and encourages our customers to purchase our integrated system of technologies.

•	Expand our animal production business and phenotypic screening of genes and compounds for pharmaceutical research and development programs. We collaborate with pharmaceutical and biotechnology customers on custom, multi-year projects using our proprietary animal production capabilities and our phenotypic analysis assays. We have developed with Pfizer a platform of 50 phenotypic assays; in 2003, we obtained the rights to commercialize this platform of assays. We intend to develop additional strategic partnerships to benefit from the attractive growth rates and margins of this product line.

Products and Services

We offer an integrated system of products and services for biomedical researchers that addresses the current limitations of the drug discovery and development process. Our products include IVIS Imaging Systems, Bioware and LPTA animal models. We also provide research and development services for compound screening in our animal models and target validation. The following table sets forth our products and services portfolio as of February 29, 2004.

Name	Components / Highlights	Price*		Number of Placements	Year Introduced
IVIS Imaging Systems
IVIS 100	CCD camera, imaging chamber, computer with Living Image software, high-resolution monitor, cryogenic refrigeration unit and available with fluorescence option	$205,000		117	2000

IVIS 50	CCD camera, imaging chamber, computer with Living Image software, high-resolution monitor and thermo-electric cooling unit and available with fluorescence option	$130,000		3	2003

IVIS 200	CCD camera with five field of view options, integrated fluorescence capabilities, more uniform light collection, patented high-resolution lens	$290,000		4	2003

IVIS 3D	3-dimensional images are derived from multiple views of one animal from many angles; improved optics, available with fluorescence option and structured light source	$240,000		2 prototypes placed	Expected 2005

Accessories	Standard and anesthesia packages	$13,000 $35,000	-	NA	NA

Extended Service Plans	Basic, Standard and Premium options	$3,700/yr $37,500/yr	-	NA	NA

Reagents and Animal Models

Bioware	Lines of light-producing cells and microorganisms: • 25 lines of microorganisms • 10 tumor cells lines	$2,500- $15,000/yr		NA	2000
LPTA Animal Models	20 types of LPTA animal models for areas including: • blood metabolism and liver failure, • inflammation and • drug metabolism	$75,000/ breeding pair; $37,500/each subsequent year		NA	2002

*	Estimated U.S. commercial customer prices, subject to change.

Name	Components / Highlights	Price
Services—Research and Development

Contract Research and Transgenic Animals	Perform research experiments for customers on contract basis, including compound screening and model research and development. Provide services relating to the production of transgenic and gene knockout animals Phenotyping assays.	Varies

IVIS Imaging Systems 50, 100, 200, 3D and Living Image Software

The IVIS Imaging Systems work in conjunction with our Living Image software to allow researchers to collect data from our light-producing cells, microorganisms and transgenic animals. The IVIS 50, 100, 200 and 3D Imaging Systems each include a highly sensitive camera, an ultra-dark box that serves as the imaging chamber and a computer equipped with our Living Image software. We offer the IVIS Imaging System on both a sale and lease basis.

Bioware—Light-Producing Cells and Microorganisms

Our Bioware lines of light-producing cells and microorganisms are designed to assist researchers in the study of cancer, infectious diseases and immunology. We currently offer approximately 25 lines of light-producing microorganisms. These include E. coli, Pseudomonas, Salmonella and other gram negative bacteria, as well as Staphylococcus aureus, Streptococcus pneumonia and other gram positive bacteria. We have also developed approximately ten tumor cell lines for breast, melanoma and prostate cancer. In addition, we are able to create custom light-producing microorganisms and cells in accordance with the needs of our customers. All of our Bioware products are optimized to work with our IVIS Imaging Systems.

LPTA Animal Models

Our LPTA animal models are disease-specific model animals that enable researchers to analyze gene expression, protein activity and disease progression. We currently have commercially available over 20 types of LPTA animal models designed to assist researchers in the areas of metabolic diseases and liver failure, inflammation and drug metabolism. We are developing and in-licensing other types of LPTA animal models designed to assist researchers in the areas of cardiovascular disease, cancer, inflammation, organ systems and toxicity. In addition, we are able to create customized LPTA animal models in accordance with many customer specifications. All of our LPTA animal models are optimized to work with our IVIS Imaging Systems.

Contract Research and Transgenic Animal Services

We perform research experiments for our customers on a contract basis, including compound screening and model research and development. In addition, we provide professional services relating to the production of transgenic and gene knockout animals. We offer a portfolio of transgenic animals for use by researchers in a wide range of research and drug discovery and development areas. We also perform phenotypic analysis of genetic models on a per model basis for our customers.

Sales and Marketing

Direct sales.    We sell our products and services principally through our direct sales and marketing organization. As of February 29, 2004, our direct sales and marketing organization consisted of ten employees. Our sales force is organized into three groups related to customer focus: large pharma; biotechnology and other pharma; and academia and research. We also have a product planning and development team involved in the selling effort. Most of these individuals have Ph.D. degrees in biology, biochemistry or physics, and provide support for the sales and marketing team and provide customer service in the areas of biology and physics. We generate customer leads through presentations, exhibiting at and attending scientific and partnering meetings, trade shows, publications and advertisements in scientific journals. We also receive many qualified leads through our website, targeted promotional efforts to strategic accounts and referrals from current customers. We offer customer support through our internal and field research scientists and business development specialists. We plan to expand our direct sales and marketing efforts to include additional regional sales representatives in the U.S. and Europe and additional technical field representatives.

Distribution and marketing agreements.    In January 2000, we entered into an agreement with Taconic, one of the largest providers of laboratory animals in the world, for joint marketing and distribution of transgenic animals with a single luminescence reporter gene compatible with our imaging technology. We granted to Taconic the right to breed, distribute and sell certain LPTA animal models to its customers and share profits received from their sale. This agreement terminates in January 2010. In April 2003, we entered into a strategic marketing agreement with Charles River Laboratories. Under the agreement, Charles River markets our custom animal model production services to its U.S.-based commercial and academic clientele. We currently have other distribution arrangements addressing the markets in Japan, South Korea, Taiwan, Germany, Austria and Switzerland. All of these agreements have minimum sales requirements, which must be met in order to maintain exclusivity. We anticipate that we will enter into distribution agreements in select additional geographic areas or fields of use in the future.

Sales and licensing model.    Our business model is designed to generate a recurring stream of high-margin revenue from our IVIS Imaging Systems and related long-term licenses. Our light-producing animal models and Bioware products are self-reproducing and therefore can be generated at low cost, resulting in high margins. As our installed base of systems increases, we expect high-margin revenue generated from our animal models and Bioware to expand as well. In addition, we intend to expand our reagent sales by pursuing additional strategic marketing and distribution reagent partnerships similar to our agreements with Taconic and Charles River Laboratories. We make our imaging technology available through licenses granting the right to practice under our patents. A customer purchases the camera, and concurrently signs a license agreement with us to allow in vivo imaging under our intellectual property rights. We have three forms of licenses:

•	individual IVIS Imaging System license agreements;

•	enterprise-wide imaging licenses; and

•	academic licenses.

Commercial customers pay up to $300,000 per year per IVIS Imaging System. A typical commercial license for our biophotonic imaging technology is for three to five years. We also offer enterprise-wide imaging licenses, which are negotiated on a case-by-case basis. We base our licensing fees both on the size of the company and the number of imaging systems in use within a company. Since we first began licensing our biophotonic imaging technology in 2000, the majority of our customers have expanded their relationship with us. To date, all of our customers have renewed their commercial licenses upon expiration. Currently, academic customers do not pay a yearly fee for an imaging license. We also grant the right to use our light-producing cells and microorganisms and LPTA animal models under an annually renewable license agreement.

Substantial additions to our sales force will help us to begin to address the 2,000+ potential customers worldwide. Our strategy has been to penetrate Large Pharma and Academia first. There are many points of sale inside a Large Pharma company for our products, and even more opportunities within key academic/research institutions. Moreover, Large Pharma and Academia tend to be thought leaders for the rest of the industry in terms of establishing best practices and validating new technologies. Following the expansion of our sales force, we intend to begin to address the remaining market.

Customers

The following table illustrates certain of our Large Pharma, Biotech and Other Pharma and Academia/Research customers who have acquired more than $100,000 of either our IVIS imaging technology and reagents or our custom animal production services and phenotyping in 2003 or 2004:

Large Pharma	Biotech and Other Pharma	Academia/Research
• AstraZeneca PLC • Bayer AG • Bristol-Myers Squibb Company • Novartis AG • Pfizer Inc. • Schering Plough • Scios Inc. (Johnson & Johnson)	• Alnylam Pharmaceuticals, Inc. • Biogen Idec Inc. • Cell Genesys, Inc. • Chiron Corporation • Curagen • Exelixis, Inc. • Millennium Pharmaceuticals, Inc. • Organon (Akzo Nobel) • 3M Company

•      Duke University

•      Harvard University

•      John Hopkins

•      Karolinska Institutet

•      London School of Hygiene & Tropical Medicine

•      M.D. Anderson Cancer Center

•      National Institutes of Health

•      Stanford University

•      University of California, Los Angeles

•      University of Minnesota

•      Vanderbilt University

•      Wake Forest University

•      Yale University

Backlog

At December 31, 2003, the aggregate amount of our revenue backlog under existing agreements relating to our products, licenses and services was approximately $20.8 million, compared to approximately $10.8 million at December 31, 2002. The table below describes the components of our revenue backlog as of December 31, 2003:

Source of Anticipated Revenue	Amount
Future licensing fees from biophotonic imaging and bioware	$12.2 million
Product revenue from IVIS Imaging Systems and related accessories	0.9 million
Contract revenue from custom animal production and phenotyping services	7.7 million

Total	$20.8 million

Of the $20.8 million of backlog, we currently expect that approximately $12.9 million will be recognized as revenue in 2004 and that the remaining approximately $8.2 million will be recognized as revenue through 2005 and thereafter. Amounts included in backlog represents future revenue and excludes revenue that have been recognized previously in our statement of operations.

We define backlog as the value of work to be done with customers as of a specific date where the following conditions are met: the price of the work to be done is fixed; the scope of the work to be done is determined; and there is a written contract, purchase order, agreement or other documentary evidence which represents a firm commitment by the customer to pay us for the work to be performed. Our backlog is generally derived from customer contracts that allow the customer the right to terminate its agreement with us under various circumstances. In addition, anticipated revenue from license fees is derived from long-term contracts, covering periods from two to ten years, which in some instances may be terminated by the customer, under certain circumstances, throughout the period. Our ability to record as revenue the backlog from custom animal production and phenotyping services will also depend upon our ability to successfully perform our obligations under the contracts.

At the present time, we have long-term contracts with two customers, one of which is a commercial customer and one of which is a government customer, that are renewed annually and are expected to generate future revenues. Due to the annual renewal requirement, we include in backlog revenue from these contracts that we expect to record during 2004, but do not include in backlog expected revenue from those contracts for years after 2004. Assuming those contracts continue through their full term, we estimate that they will yield an aggregate of $19.4 million from 2005 through 2008. This $19.4 million is in addition to our $20.8 million of backlog at December 31, 2003. One of these customers is a pharmaceutical company that has entered into long-term contracts with us for the generation of knockout mice and for the phenotypic analysis of knockout mice. The other is a government customer that has entered into a long-term contract with us for the generation and characterization of over 100 lines of knockout mice over a five-year term. This contract must be renewed annually and can be terminated for convenience at any time, as is customary with government contracts.

Research and Product Development

Our objective is to continue development of our IVIS Imaging Systems and increase the number of animal models by leveraging both internal and external research efforts.

Instrumentation and software.    Our physics research and development department, in conjunction with our biology product planning group, is responsible for new product and application development. New product concepts for associated hardware are evaluated by our physics research and development department, and those chosen are taken from concept through the pre-production prototype stage. This department also works closely with our instrumentation department to transition the pre-production prototype to full production and also provides initial user support and any required design modifications and develops and provides initial support for new applications of our instrumentation (e.g., fluorescent imaging, spectral imaging, etc.) until such applications are sufficiently developed for transition to our instrumentation department.

Reagents and bioware.    Our biology product planning group is responsible for determining new animal models to be developed that have value to the pharmaceutical industry, for creating these animal models and for testing these animal models in our IVIS Imaging Systems. Our biology product planning group provides these validated new applications (animal models) from three different sources: we in-license and perform quality control on reagents that have already been made by others for conventional methodologies that complement our noninvasive imaging methodology; we build and validate proprietary models in our research laboratories; and we retain rights to animal models made by certain of our customers who use our technology. By using these strategies, we are able to leverage a material amount of research and development spending made by third parties.

Research and development infrastructure.    We have internal legal and scientific expertise for our in-licensing program. We have 15 biological scientists that work together with our five physicists and tissue optics experts to create animal models in oncology, inflammation and drug metabolism and toxicology. We also employ a project management group to interact at the scientific level with our customers to understand and access technology developed in our customers’ laboratories and to help our customers understand new applications that we have acquired or developed.

We spent approximately $15.0 million for research and development in 2001, $14.1 million in 2002 and $11.9 million in 2003.

Instrument Manufacturing and Animal Production

Instrument Manufacturing

We currently perform the engineering design, prototyping, assembly, quality assurance, installation and service on all of our IVIS Imaging Systems. We use OEM providers for the various parts of the imaging systems including the cameras, boxes, certain subassemblies, filters and lenses. The majority of our quality assurance process has been automated. We currently have 15 full-time employees in prototyping and manufacturing and ten full-time employees in physics and software product development, including administrative and inventory assistance. We have customary manufacturing design and inventory shipping processes in place to ensure that we can reliably deliver systems to our customers. We do significant sales and installations in Europe and Japan. We have four distributors—in Europe, Japan, South Korea and Taiwan—that sell and service our IVIS Imaging Systems.

Our current capacity within manufacturing is to produce approximately 100 IVIS Imaging Systems per year; however, we intend to expand our capacity to produce up to 320 IVIS Imaging Systems per year. This ramp up in camera and accessory production includes increasing our current manufacturing facilities from 8,000 to 22,000 square feet, and also includes an increase in subassembly contractors over the next four years. For example, we will out-source the electronic tray and dark box of the IVIS Imaging Systems, which will reduce the demand for additional space and headcount.

Animal Production

We maintain three separate animal vivaria to prevent the spread of disease, which could cause a loss of valuable strains of animals. In addition, those animals most widely used by our customers are also housed by outside vendors, Charles River Laboratories and Taconic. In Cranbury, New Jersey, we lease a 14,000 square foot barrier animal vivarium that is certified by the Association for the Assessment and Accreditation of Laboratory Animal Care, or AAALAC. In this facility, we perform animal production and phenotyping. We have the capacity for approximately 5,000 cages that house three mice each. We ship animals and provide animal services to our customers from this facility. We have approximately 35 animal resources personnel providing services to our customers and our internal scientists. All are trained in animal care and handling.

Our Alameda, California facility has two vivaria. One is a 14,000 square foot barrier facility and the other is 3,000 square feet of non-barrier procedure rooms. We perform breeding and model validation in these facilities and have an animal resources program of seven people providing services to 15 Ph.D. scientists, all trained in animal care and handling. As we increase the number of animals in our facility, we intend to increase in a corresponding manner the number of people required for the care and feeding of the animals. In all of our facilities we have quarantine rooms and sentinel animals to diagnose and prevent the spread of animal pathogens. Each facility has individual HVAC and electrical generators to prevent negative environmental conditions from effecting our breeding or experimental population. Each facility has a veterinary consultant to assist as to monitor and maintain the health of our animal population.

Intellectual Property

We have implemented an international patent strategy intended both to provide us with freedom to operate, and to facilitate commercialization of our current and future products. As of February 1, 2004, we own seven issued U.S. patents, have received notices of allowance for two of our U.S. patent applications, and exclusively license several other issued patents. We have over 24 additional U.S. patent applications pending. We also hold non-exclusive licenses to several patents that apply to our current business or that we may incorporate into future products.

We believe our extensive patent web presents a significant barrier to entry for the commercial practice of our in vivo imaging method and production of light-producing transgenic animals. Our patent portfolio for imaging is built on two foundations: methods, applications and materials relating to the biological aspects of in vivo imaging; and methods and apparatus relating to the instrumentation aspects of in vivo imaging. Our patent portfolio for the production of genetically modified animals is built on a foundation of exclusive and non-exclusive licenses for basic methods of animal production, as well as non-exclusive licenses to additional techniques and approaches that add value and produce specific types of modified animals. We seek to maintain, through internal development or in-licensing, patents that encompass our major technology areas, which are aligned with our products and services: methods and applications of in vivo biophotonic imaging (technology licenses), imaging system components and computer-implemented methods for image acquisition and analysis (IVIS Imaging Systems and Living Image software), composition and use of transformed cells and organisms for in vivo biophotonic imaging (Bioware and LPTA animal models), and production of genetically engineered laboratory animals (animal production services and LPTA animal models). In addition to our foundational claims for methods of in vivo imaging, our patent portfolio includes issued and pending patent claims for specific applications of in vivo imaging and a number of areas that we believe will be valuable to our business, including, by way of example: animal models of disease, transgenic animals useful in drug discovery research, imaging system components and computer-implemented methods for image acquisition and analysis.

U.S. patents filed since 1995 generally have a term of 20 years from the date of filing. In the life sciences industry, it often takes several years from the date of filing of a patent application to the date of a patent issuance, often resulting in a shortened period of patent protection, which may adversely affect our ability to exclude competitors from our markets. Our initial, issued U.S. patents for in vivo imaging will not expire until 2015, but our licensed patent claiming a specific method for production of transgenic animals (pronuclear microinjection) is currently due to expire in late 2006. One of the patents covering our method of in vivo biophotonic imaging is presently subject to a re-examination proceeding before the U.S. Patent and Trademark office.

We have applied for, and received, registration of several trademarks in the U.S. and in foreign markets where our products are sold, including our logo, IVIS, LIVING IMAGE, LPTA and XENOGEN. We also have additional marks, including BIOWARE, for which registration is pending.

Competition

Our primary competition is from traditional in vivo animal models. In addition, we compete with traditional in vitro drug discovery, target validation and drug development technologies. While numerous technologies for animal analyses exist, we believe we are the only company to offer an integrated system of equipment, software and reagents for the biophotonic imaging of animals. Although we believe we have significant intellectual property protection to prevent others from developing competing integrated products, there are other manufactures of similar individual technologies.

Light-producing animal models.    There are approximately 300 light-producing transgenic animal models currently used in conventional applications, many of which can be used in our IVIS Imaging Systems. Producers of these models require one or more licenses to commercialize these models for in vivo imaging. Consequently, these models comprise a sizable pool of potential in-licensing candidates for us.

Imaging.    We compete with conventional molecular imaging technologies including clinical imaging modalities, such as PET, MRI, x-ray CT and SPECT which utilize the penetrating radiation of positrons, radio waves, x-rays and gamma rays. Most of these technologies require trained teams of technicians to operate and are subject to complications relating to high signal-to-noise ratios caused by penetrating multiple layers of tissue. By comparison, our in vivo bioluminescent imaging technique involves an optical imaging approach where light originates internally, greatly enhancing visualization and reducing noise. Compared to these other imaging technologies in which one animal is imaged over time, we have an imaging methodology that allows for relative high-throughput protocols and data collection.

Biophotonic cameras.    Several companies sell highly sensitive cameras capable of biophotonic imaging, including Eastman Kodak Company, Berthold Detection Systems GmbH, Hamamatsu Photonics, K.K. and Roper Scientific, Inc. While these cameras have similar features and imaging capabilities to our IVIS Imaging Systems, none of those companies have the right to sell their cameras for applications claimed by our patents.

Light-producing reagents.    Our competitors who develop light-producing reagents used in animal models include major companies such as Amersham plc and Invitrogen Corporation. We have an agreement with Promega Corporation for use of their luciferase gene, in which we non-exclusively sublicense a patent that prevents others from using that gene as a tagging reagent in animal models for commercial purposes. Other companies create animal models using alternative technology that do not contain luciferase.

In vivo animal analysis.    We also compete with companies that conduct in vivo animal analysis, including Lexicon Genetics. Lexicon uses animal models based upon knockout mice technology. However, Lexicon has changed its business strategy in favor of developing its own therapeutic pipeline. Exelixis, Inc. uses other organisms, such as fruit flies, zebra fish, worms and yeast. We believe our animal models and biophotonic imaging technology allow for more predictive data.

In silico analysis.    In addition to companies that perform in vivo animal analysis, we also compete with companies that conduct in vitro analysis, including Predix Pharmaceuticals, formerly Physiome Sciences, Scimagix and Entelos. Each of these companies offer in silico, or in computer, technology that enables large-scale computer models of human disease. While in silico technologies have helped accelerate the drug discovery process, these technologies generally assess only one biological parameter and, consequently, they are not representative of the complex biological systems present in humans. As a result, the information generated has limited predictive value.

Government Regulation

Our IVIS Imaging Systems and reagents are not regulated by any governmental agency. However, our line of business associated with animal production may in the future be subject to various laws and regulations regarding the treatment of animals if the federal Animal Welfare Act, or AWA, is amended. The AWA does not currently apply to rats of the genus Rattus or mice of the genus Mus, bred for use in research, and consequently, we are not currently required to be in compliance with the AWA. Where applicable, the AWA imposes a wide variety of specific requirements on producers and users of research animals, including requirements related to personnel, facilities, sanitation, cage size, feeding, watering and shipping conditions. Although the AWA does not currently apply to our animal production business, we have voluntarily sought and received accreditation by AAALAC which sets industry standards for care and treatment of animals used in research. In the event that the AWA is amended to include mice or rats within the scope of regulated animals, and consequently, our animal production business, we believe compliance with such regulations would require us to modify our current practices and procedures, which could require significant financial and management resources. In addition, some states have their own regulations, including general anti-cruelty legislation, which establish certain standards in handling animals. With respect to the products and services we provide overseas, we also have to comply with foreign laws, such as the European Convention for the Protection of Animals During International Transport and other anti-cruelty laws. The Council of Europe is presently considering proposals to more stringently regulate animal research.

Many of our pharmaceutical and biotechnology licensees employ our technology to develop preclinical animal data on therapeutic products in development that may be submitted to governmental agencies as part of a regulatory application to commence human clinical testing or to commercialize their products. To date, preclinical data collected using our technology has been submitted by one of our clients and accepted by the Food and Drug Administration, or FDA, to support commencement of clinical trials. Currently, none of our clients has obtained regulatory approval for a therapeutic product based, in part, on data collected using our technology. There can be no assurance that the FDA or other regulatory agencies will continue to accept preclinical data collected using our technology and submitted as part of an application to support initiation of clinical trials, or that such data can or will be used to support regulatory approval to commercialize therapeutic products.

Our research and development activities involve the controlled use of hazardous materials and chemicals. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with state and federal laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any liability could exceed our resources.

Employees

As of March 26, 2004, we had a total of 132 full-time employees, of whom 79 are located at our facility in Alameda, California and 53 are based at our facility in Cranbury, New Jersey. None of our employees is represented by a collective bargaining agreement, and we have never experienced any work stoppage. We believe that our employee relations are good.

Facilities

We currently lease and occupy a total of approximately 105,000 square feet in three facilities. This includes a 61,400 square foot combined office, wet laboratory, vivarium and light manufacturing space in Alameda, California under a lease expiring in February 2006. This lease is under negotiation for extension. We also have a 41,200 square foot facility in Cranbury, New Jersey that includes a combined office, wet laboratory, vivarium and expansion space. This lease expires in October 2009. In addition, we have a 25,000 square foot facility of combined office, wet laboratory, vivarium and expansion space in St. Louis, Missouri, which is currently unoccupied and intend to sublet. We believe that we have adequate space to accommodate our business plans for at least the next 12 months.

Legal Proceedings

On August 9, 2001, AntiCancer, Inc. filed a lawsuit in the Superior Court of California, County of San Diego against us and other third parties. The complaint alleges causes of action for trade libel, defamation, intentional interference with contract, intentional interference with prospective economic advantage and unfair competition. A hearing on certain dispositive motions is currently scheduled for May 2004, and discovery has not yet commenced. We believe AntiCancer’s claims against us are without merit, and intend to vigorously defend ourselves in this matter. While the outcome of this litigation is currently not determinable, we do not expect that resolution of this matter will materially impact our business, results of operations or financial condition.

MANAGEMENT

Executive Officers and Directors

The names of our executive officers and directors and their ages as of as of February 29, 2004 were as follows:

Name	Age	Position(s)
David W. Carter	65	Chief Executive Officer and Chairman of the Board
Pamela Reilly Contag, Ph.D.	46	President and Director
Kevin J. Birtchnell, A.C.A.	36	Chief Financial Officer and Vice President
David R. Boyko	41	Vice President, Licensing and Legal Services
Michael D. Cable, Ph.D.	48	Chief Technology Officer and Vice President
Anthony F. Purchio, Ph.D.	55	Chief Scientific Officer and Vice President
Michael J. Sterns, D.V.M.	45	Chief Business Officer and Vice President
Brian G. Atwood(1)	51	Director
Michael F. Bigham(2)	46	Director
Robert W. Breckon(2)	46	Director
Christine B. Cordaro(1)	56	Director
Michael R. Eisenson(2)	48	Director
William A. Halter(1)	43	Director
Chris Jones(2)	48	Director
Raymond J. Whitaker, Ph.D.(1)	56	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

David W. Carter has served as our Chairman of the Board of Directors since November 1997 and as our Chief Executive Officer since April 2003. From January 1998 to April 2003, he served as Co-Chief Executive Officer and from May 1997 to November 1997, Mr. Carter was our consultant. From 1991 to May 1997, he served as Chairman of the Board, President and Chief Executive Officer of Somatix Therapy Corporation, a publicly-held gene therapy company, which merged with Cell Genesys, Inc. in 1997. Mr. Carter is a director of Cell Genesys, Inc. and Immunogen, Inc. Mr. Carter Received an A.B. in History and an M.B.A. from Indiana University.

Pamela Reilly Contag, Ph.D. is one of our co-founders and has served as our President since August 1996 and as a director since August 1995. From August 1995 to January 1998, she served as our Chief Executive Officer, and from January 1998 to April 2003, she served as Co-Chief Executive Officer. Since January 1998, Dr. Contag has served as a Consulting Professor at Stanford University. From September 1996 to January 1998, Dr. Contag was a research associate at Stanford University. Dr. Contag received a B.A. in Biology from the College of St. Catherine and an M.S. and a Ph.D. in Microbiology from the University of Minnesota. Dr. Contag was a Postdoctoral Fellow of the Department of Microbiology and Immunology at Stanford University.

Kevin J. Birtchnell, A.C.A. has served as our Chief Financial Officer and Vice President since January 2000. From June 1999 to December 1999, Mr. Birtchnell was Chief Financial Officer and Vice President at Nhancement Technologies, Inc., a software application and service company. From June 1997 to April 1999, Mr. Birtchnell was Chief Financial Officer, Vice President, Finance and Secretary at Diva Communications, a wireless communications company. From June 1992 to June 1997, Mr. Birtchnell was Director of Finance and Investor Relations at Somatix Therapy Corporation, a publicly-held biotechnology company. Mr. Birtchnell received a B.S. in Biological Sciences from London University and qualified as a Chartered Accountant with the Institute of Chartered Accountants in England and Wales.

David R. Boyko has served as our Vice President of Licensing & Legal Services since February 2002. From June 1999 to February 2002, Mr. Boyko was a Senior Associate in the Technology Transactions Group at Wilson Sonsini Goodrich & Rosati, P.C., and from September 1995 to June 1999, Mr. Boyko was an Associate with Fried, Frank, Harris, Shriver and Jacobson. Mr. Boyko also served eight years as an officer in the U.S. Air Force where he was involved with strategic weapon system development. Mr. Boyko received a B.S. with distinction in Mechanical Engineering from Cornell University, an M.A. in International Relations from the University of Southern California and his J.D. from the University of California, Los Angeles School of Law.

Michael D. Cable, Ph.D. has served as our Chief Technology Officer since October 1998 and as Vice President since December 1999. From March 1984 to September 1998, Dr. Cable was a staff scientist at Lawrence Livermore National Laboratory, which is managed by the University of California. Dr. Cable received a B.S. in Chemistry from Iowa State University and a Ph.D. in Nuclear Chemistry and Physics from the University of California, Berkeley.

Anthony F. Purchio, Ph.D. has served as our Chief Scientific Officer since May 1999 and as a Vice President since December 1999. From June 1998 to May 1999, Dr. Purchio was a consultant to Morthogen, Inc. and Regenics. From November 1995 to June 1998, Dr. Purchio served as Vice President of Research and Development at Hepatix, Inc., a biotechnology company engaged in developing bio-artificial liver tissues. Dr. Purchio received a Ph.D. in Experimental Pathology from the University of Colorado Medical Center and completed his postdoctoral training at the Molecular Biology Institute, University of California, Los Angeles.

Michael J. Sterns, D.V.M. has served as our Chief Business Officer and Vice President since September 2003. From January 2003 to September 2003, he served as our Vice President, Corporate Development. From December 2000 to December 2002, Dr. Sterns was Executive Vice President, Corporate Development at BioSpace.com, Inc., a news and information website serving the pharmaceutical and biotechnology industry. From December 1998 to December 2000, Dr. Sterns was the Executive Director and Head of Business Development at Telik, Inc., a publicly-held drug development company. Dr. Sterns received his B.S. in Biological Sciences from the University of Southern California, his Doctorate in Veterinary Medicine from the University of California, Davis, and his M.B.A. from the University of California, Berkeley.

Brian G. Atwood has served us as a director since January 1998. Mr. Atwood co-founded Versant Ventures in 1999, a private venture capital firm focusing on healthcare, and has served as a General Partner since its inception. Mr. Atwood is also a managing member of Brentwood Venture Capital. Mr. Atwood serves as a director of Pharmion Corporation, a publicly-held pharmaceutical company with a hematology and oncology focus, and of several private companies. Mr. Atwood received a B.S. in Biology from the University of California, Irvine, an M.S. from the University of California, Davis, and an M.B.A. from Harvard Business School.

Michael F. Bigham has served us as a director since July 2003. Since January 2003, Mr. Bigham has been a director of Abingworth Management, Inc., the U.S. subsidiary of an international life sciences venture capital firm. He is currently Vice Chairman of Corixa Corporation, a publicly-held biotechnology company developing and marketing immunotherapeutic products for oncology and infectious disease. From 1996 to December 2000, Mr. Bigham served as President and Chief Executive Officer of Coulter Pharmaceuticals Inc., a publicly-held biotechnology company which was merged into Corixa Corporation in December 2000. From 1988 to 1996, Mr. Bigham was a member of executive management of Gilead Sciences, Inc., where he served as Executive Vice President of Operations from April 1994 to June 1996, Chief Financial Officer from July 1988 to June 1996, and Vice President of Business Development from July 1988 to March 1992. From 1984 to 1988 Mr. Bigham worked at Hambrecht & Quist LLC where he became Co-head of Healthcare Investment Banking. Mr. Bigham received a B.S. in Commerce from the University of Virginia and an M.B.A. from the Stanford University Graduate School of Business.

Robert W. Breckon has served us as a director since January 2001. Mr. Breckon has been the Executive Vice-President, Corporate Development at MDS (Canada) Inc., a Canadian publicly-held health and life sciences company and has held previous positions with MDS since 1992. Mr. Breckon received a B.S. from the University of Toronto and has completed an advanced management program at Harvard University.

Christine B. Cordaro has served us as a director since October 2001. Ms. Cordaro has served as a General Partner of CMEA Life Sciences, a private venture capital firm, since its formation in 1998. She is also the Founder and a General Partner of Milepost Ventures, L.P. Prior to such time, she was the Director of Life Science Investments with Technology Funding Ventures. Ms. Cordaro received a B.S. and an M.S. in Bacteriology from the University of Wisconsin-Madison and an M.B.A. from St. Mary’s College.

Michael R. Eisenson has served us as a director since March 2003. Mr. Eisenson is the Managing Director and Chief Executive Officer of CharlesBank Capital Partners LLC, a private investment firm and the successor to Harvard Private Capital Group, which he joined in 1986. Mr. Eisenson serves on the Board of Directors of Universal Technical Institute, Inc., Playtex Products, Inc., CCC Information Services Group, Inc., and United AutoGroup, Inc., as well as those of several private companies. Mr. Eisenson received a B.A. in economics from Williams College and J.D. and M.B.A. degrees from Yale University.

William A. Halter has served us as a director since April 2002. Since April 2001, Mr. Halter has been a management consultant providing services to corporate enterprises. From November 1999 to March 2001, Mr. Halter served as Deputy Commissioner and later as the Acting Commissioner of the United States Social Security Administration. From 1993 to November 1999, Mr. Halter served as the Senior Advisor to the Director’s Office of the Office of Management and Budget, Executive Office of the President. Mr. Halter also serves on the Board of Directors of Akamai Technologies, Inc., InterMune, Inc., and webMethods, Inc. Mr. Halter received an A.B. in Economics and Political Science from Stanford University and an M. Phil. in Economics from Oxford University.

Chris Jones has served us as a director since August 2001. From January 1997 to January 2001, Mr. Jones served as Chief Executive Officer of J. Walter Thompson worldwide, an advertising agency and as Chairman from January 1998 to 1999. From July 1995 to January 1997, he served as President and Chief Executive Officer Designate of J. Walter Thompson, and from 1984 to 1995, he served in numerous other positions at that company. Mr. Jones serves on the Health Advisory Board of the John Hopkins Bloomberg School of Public Health.

Raymond J. Whitaker, Ph.D. has served us as a director since April 1999. From January 1997 to July 2003, Dr. Whitaker served as a Vice President of S.R. One Limited, the venture investment affiliate of GlaxoSmithKline, and since January 2000, he has served as a General Partner of EuclidSR Partners, L.P., a private venture capital firm. From June 1992 to December 1996, Dr. Whitaker was Director, Worldwide Business Development, SmithKline Beecham Pharmaceuticals. Dr. Whitaker received a B.Sc. in Biochemistry and Mathematics, an M.B.A. and a Ph.D. in Biochemistry from the National University of Ireland, University College Dublin.

None of our executive officers has any family relationship with any director or other executive officer. Our officers are appointed by our board of directors and serve at the board’s discretion.

Board of Directors

Our bylaws currently provide for a board of directors consisting of not less than six or more than ten members. We currently have ten directors. Upon the closing of the offering, our board will be divided into three classes, each serving staggered three-year terms:

•	Our Class I directors currently consist of , and , and their terms will expire at our annual meeting in 2005;

•	Our Class II directors currently consist of , , and , and their terms will expire at our annual meeting in 2006; and

•	Our Class III directors currently consist of , and , and their terms will expire at our annual meeting in 2007.

As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Each officer is elected by the board of directors and serves at its discretion. This classification of our board of directors may have the effect of delaying or preventing changes in control or changes in our management.

Board Committees

As of the closing of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has or will have the composition and responsibilities described below:

Audit committee.    The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal controls and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. The audit committee currently consists of Raymond J. Whitaker, Ph.D., Brian G. Atwood, Christine B. Cordaro and William A. Halter, each of whom is an independent member of our board of directors. Dr. Whitaker is the chairperson of our audit committee. We believe that the composition of our audit committee will meet the criteria for independence under, and the functioning of our audit committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future audit committee requirements as they become applicable to us.

Compensation committee.    The compensation committee determines our general compensation policies and the compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans and employee stock purchase plan. The current members of the compensation committee are Michael R. Eisenson, Michael F. Bigham, Robert W. Breckon and Chris Jones, each of whom is a non-management member of our board of directors. Mr. Eisenson is the chairperson of our compensation committee. We believe that the composition of our compensation committee will meet the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future compensation committee requirements as they become applicable to us.

Nominating and corporate governance committee.    The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The current members of the nominating and corporate governance committee are             ,              and             .              is the chairperson of our nominating and corporate governance committee. We believe that the composition of our nominating and corporate governance committee will meet the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with the applicable requirements of the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future nominating and corporate governance committee requirements as they become applicable to us.

Director Compensation

We currently do not pay any cash compensation to our directors; except for Messrs. Halter and Jones, to whom we pay $2,500 for each board meeting, and except for reimbursing our directors for reasonable travel expenses in connection with attendance at board and committee meetings. In August 2001, we granted Mr. Jones an option to acquire 29,200 shares of our common stock at $1.00 per share and in June 2002 we granted Messrs. Jones and Halter options to purchase 3,600 and 32,800 shares of our common stock, respectively, at $1.00 per share. These options were exchanged for options exercisable for $0.06 per share pursuant to our 2003 six-month-and-a-day option exchange. On December 1, 2003, we granted each of Messrs. Jones and Halter additional options to purchase 100,000 shares of our common stock at $0.06 per share. All of the options granted to Messrs. Jones and Halter vest as to 25% of the shares on the first anniversary of the grant and as to one-forty-eighths of the shares each month thereafter.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity.

Executive Compensation

The following table summarizes all compensation paid to our Chief Executive Officer and our four other most highly compensated executive officers whose total salary and bonus exceeded $100,000, for services rendered in all capacities to us during the year ended December 31, 2003. These individuals are referred to as our named executive officers.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation(1)		Long-Term Compensation Awards
		Salary	Bonus	Securities Underlying Options (2)
David W. Carter, Chief Executive Officer	2003	$275,000	$65,000	814,001
Pamela Reilly Contag, Ph.D., President	2003	$275,000	$65,000	826,167
Michael J. Sterns, D.V.M., Chief Business Officer and Vice President	2003	$245,000	$48,500	500,000
Anthony F. Purchio, Ph.D., Chief Scientific Officer and Vice President	2003	$245,000	$38,500	328,500
Michael D. Cable, Ph.D., Chief Technology Officer and Vice President	2003	$245,000	$38,500	331,544

(1)	Excludes other compensation in the form of perquisites and other personal benefits that constitutes the lesser of $50,000 or 10% of the total annual salary and bonus of each of the named executive officers in 2003.
(2)	The stock options listed in the table represent options to purchase our common stock. See “—Executive Compensation—Stock Option Grants in 2003” for additional information regarding options to purchase our stock granted during fiscal 2003.

The following table sets forth certain information concerning grants of stock options to each of our named executive officers during fiscal 2003.

Stock Option Grants in 2003

Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%	10%
David W. Carter	814,001	13.12	$0.06	11/30/13	$30,715	$77,838
Pamela Reilly Contag, Ph.D.	826,167	13.31	0.06	11/30/13	31,174	79,002
Michael J. Sterns, D.V.M.	500,000	8.06	0.06	11/30/13	18,867	47,812
Anthony F. Purchio, Ph.D.	328,500	5.29	0.06	11/30/13	12,396	31,413
Michael D. Cable, Ph.D.	331,544	5.34	0.06	11/30/13	12,510	31,704

All stock options granted to named executive officers in fiscal year 2003 vest as to 25% of the shares subject to the option on the first anniversary of the vesting commencement date and as to one-forty-eighth of the shares per month thereafter. Under our option plans, our board retains discretion to modify the terms of outstanding options. The percentage of total options granted was based on an aggregate of options to purchase 6,205,595 shares of common stock granted to our employees and executive officers in fiscal year 2003, including options granted to employees pursuant to the 2003 six-month-and-a-day option exchange.

Options were granted at an exercise price equal to the fair market value of our common stock on the grant date, as determined by the personnel and compensation committee of our board of directors. As there was no public market for our stock prior to this offering, the board of directors determined the fair market value of our common stock by considering a number of factors, including, but not limited to, our current financial performance and prospects for future growth and profitability, the status of product releases and product integration, the absence of a resale market for our common stock, the control position held by certain stockholders and comparisons of certain of our key valuation metrics with similar metrics for comparable publicly traded companies, including measures of market capitalization based on revenue multiples, price-to-earning ratios and operating margins.

The table sets forth the hypothetical gains or “option spreads” that would exist for the option at the end of their respective ten-year terms based on assumed annualized rates of compound stock price appreciation of 5% and 10% from the dates the options were granted until the expiration of the ten-year option term. The 5% and 10% assumed rates are promulgated by the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices or stock price growth.

Aggregated Option Exercises in 2003 and December 31, 2003 Option Values

The following table sets forth certain information concerning exercisable and unexercisable stock options held by the named executive officers and the value of options held by these individuals at December 31, 2003. No options were exercised by named executive officers in 2003.

Name	Number of Shares Acquired on Exercise	Value Received ($)	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised in-the-Money Options at December 31, 2003
			Exercisable	Unexercisable(1)	Exercisable	Unexercisable
David W. Carter	0	0	97,667	716,334
Pamela Reilly Contag, Ph.D.	0	0	109,833	716,334
Michael J. Sterns, D.V.M.	0	0	37,500	462,500
Anthony F. Purchio, Ph.D.	0	0	133,833	194,667
Michael D. Cable, Ph.D.	0	0	136,877	194,667

(1)	Unexercisable shares are exercisable prior to vesting contingent upon optionee entering into a restricted stock purchase agreement with respect to the underlying shares of common stock.

The value of unexercisable in-the-money options is based on an assumed initial public offering price of $             per share minus the actual exercise prices.

Employment Arrangements

In January 1998, we entered into an employment agreement with David W. Carter that provided for a starting base annual salary of $175,000. Mr. Carter’s current annual base salary is $290,000. If we terminate Mr. Carter’s employment without cause he will be entitled to receive (i) salary continuation for one year following the date of termination, (ii) continued benefits coverage under our employee benefit plans for one year following the date of termination and (iii) and additional one year of vesting credit under any unvested stock options or restricted stock awards.

In January 1998, we entered into an employment agreement with Pamela R. Contag, Ph.D., which provides for a starting base annual salary of $175,000. Dr. Contag’s current annual base salary is $290,000. If we terminate Dr. Contag’s employment without cause she will be entitled to receive (i) salary continuation for one year following the date of termination, (ii) continued benefits coverage under our employee benefit plans for one year following the date of termination and (iii) and additional one year of vesting credit under any unvested stock options or restricted stock awards.

Employee Benefit Plans

1996 Stock Option Plan

Our amended 1996 stock option plan was adopted by our board of directors in August 1996 and approved by our stockholders in December 1996. The plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees, and for the grant of nonstatutory stock options to our employees, directors and consultants.

As of February 29, 2004, options to purchase 7,238,930 shares of common stock were outstanding, 1,071,976 shares of restricted stock had been issued and were outstanding, and 3,249,085 shares were available for future grant under this plan. Our 1996 stock option plan allows for the early exercise of stock options. We will not grant any additional awards under our 1996 stock option plan following this offering. Instead we will grant awards under our 2004 equity incentive plan.

In the event of our merger with or into another corporation our 1996 stock option plan provides that the successor corporation will assume or substitute each outstanding option. If the outstanding options are not assumed or substituted, the options will terminate as of the closing date of the merger. If within 12 months following a change in control an optionee is terminated for other than cause, death or disability, then all of such optionee’s options will immediately vest and become exerciseable as to all of the shares subject to such options.

2004 Equity Incentive Plan

Our board of directors adopted our 2004 equity incentive plan on              2004 and our stockholders approved it on              2004. The 2004 equity incentive plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

We have reserved a total of              shares of our common stock for issuance pursuant to the 2004 equity incentive plan plus (a) any shares which have been reserved but not issued under our 1996 stock option plan as of the effective date of this offering and (b) any shares returned to our 1996 stock option plan on or after the effective date of this offering as a result of termination of options or the repurchase of unvested shares issued under the 1996 stock option plan. In addition, our 2004 equity incentive plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning on January 1, 2005, equal to the least of:

•	% of the outstanding shares of our common stock on the first day of the fiscal year;

•	shares; and

•	such other amount as our board of directors may determine.

Our board of directors or a committee of our board administers our 2004 equity incentive plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced or outstanding awards may be surrendered in exchange for awards with a lower exercise price.

The administrator determines the exercise price of options granted under our 2004 equity incentive plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock or the outstanding stock of any parent or subsidiary of ours, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

No optionee may be granted an option to purchase more than              shares in any fiscal year. However, in connection with his or her initial service, an optionee may be granted an additional option to purchase up to              shares.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2004 equity incentive plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted stock may be granted under our 2004 equity incentive plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Performance units and performance shares may be granted under our 2004 equity incentive plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date.

Our 2004 equity incentive plan also provides for the automatic grant of options to our non-employee directors. Each non-employee director appointed to the board after the completion of this offering will receive an initial option to purchase              shares upon such appointment except for those directors who become non-employee directors by ceasing to be employee directors. In addition, beginning in 2005, non-employee directors who have been directors for at least six months will receive a subsequent option to purchase              shares immediately following each annual meeting of our stockholders. All options granted under the automatic grant provisions have a term of 10 years and an exercise price equal to fair market value on the date of grant. Each option to purchase              shares will become exercisable as to  1/3 of the shares subject to the option on each anniversary of its date of grant, provided the non-employee director remains a director on such dates. Each option to purchase              shares will become exercisable as to 100% of the shares subject to the option on the one-year anniversary of its date of grant, provided the non-employee director remains a director on such date. Any changes to the terms of the automatic grant of options to our non-employee directors requires the approval of our stockholders.

Unless the administrator provides otherwise, our 2004 equity incentive plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2004 equity incentive plan provides that in the event of our change in control, the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If there is no assumption or substitution of outstanding awards, the administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met. The award will terminate upon the expiration of the period of time the administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options will fully vest and become immediately exercisable. If, within 12 months following a change in control, a participant (other than a non-employee director) is terminated for other than cause, death or disability, then the participant will fully vest in and have the right to exercise all of the shares subject to his or her options and stock appreciation rights, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved and all other conditions met.

Our 2004 equity incentive plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2004 equity incentive plan provided such action does not impair the rights of any participant.

2004 Employee Stock Purchase Plan

Concurrently with this offering, we intend to establish the 2004 employee stock purchase plan.

A total of              shares of our common stock will be made available for sale. In addition, our 2004 employee stock purchase plan provides for annual increases in the number of shares available for issuance under the 2004 employee stock purchase plan on the first day of each fiscal year, beginning January 1, 2005, equal to the lesser of:

•	% of the outstanding shares of our common stock on the first day of the fiscal year;

•	shares; and

•	such other amount as may be determined by our board of directors.

Our board of directors or a committee of our board will administer the 2004 employee stock purchase plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the 2004 employee stock purchase plan and determine eligibility.

All of our employees who are regularly employed for more than five months in any calendar year and work more than 20 hours will be eligible to participate in our 2004 employee stock purchase plan and will automatically be enrolled in the first offering period. However, an employee may not be granted an option to purchase stock (and accordingly may not be enrolled in the first offering period) if such employee:

•	immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock or the capital stock of any parent or subsidiary of ours; or

•	whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

Our 2004 employee stock purchase plan is intended to qualify under Section 423 of the Internal Revenue Code and provides for consecutive, overlapping         -month offering periods. Each offering period includes two 6-month purchase periods. The offering periods generally start on the first trading day on or after              and              of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after             .

Our 2004 employee stock purchase plan permits participants to purchase common stock through payroll deductions of up to         % of their eligible compensation which includes a participant’s base salary, wages, overtime pay, commissions, bonuses and other compensation remuneration paid directly to the employee. A participant may purchase a maximum of              shares during a six-month purchase period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or at the end of a purchase period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from their current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the 2004 employee stock purchase plan other than by will, the laws of descent and distribution or as otherwise provided under the 2004 employee stock purchase plan.

In the event of our change of control, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

Our 2004 employee stock purchase plan will automatically terminate in 2024, unless we terminate it sooner. Our board of directors has the authority to amend or terminate our 2004 employee stock purchase plan, except that, subject to certain exceptions described in the 2004 employee stock purchase plan, no such action may adversely affect any outstanding rights to purchase stock under our 2004 employee stock purchase plan.

2004 Cash Executive Bonus Plan

In order to attract and maintain qualified employees, our Compensation Committee has established a cash management bonus program for 2004, which provides for potential bonus payments to our chief executive officer and president, chief financial officer, and vice presidents, based upon the achievement of corporate financial objectives, including revenues, earnings before interest, taxes, depreciation and amortization and backlog growth. Goals for these awards are established at the beginning of each year based on our forecasted operating budget. Bonus payments under the plan are calculated as a percentage of the participant’s base salary, based upon the participant’s title and performance in achieving these objectives.

401(k) Plan

We maintain a tax-qualified, employee savings and retirement plan, or 401(k) plan, for which our employees will generally be eligible. Under the 401(k) plan, employees may elect to reduce their current compensation and have the amount of the reduction contributed to the 401(k) plan. To date, we have made no matching contributions. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions to the 401(k) plan and income earned on plan contributions are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made.

Limitations on Liability and Indemnification Matters

We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions as our officer, director, employee or agent, regardless of whether the bylaws would permit indemnification. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of February 29, 2004, and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

•	each stockholder known by us to own beneficially more than 5% of our common stock;

•	each of our executive officers named in the compensation table above;

•	each of our directors;

•	the selling stockholders; and

•	all directors and executive officers as a group.

Except as otherwise noted below, the address is c/o Xenogen Corporation, 860 Atlantic Avenue, Alameda, California 94501.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information furnished by these owners, have sole voting power and investment power with respect to these shares, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership of 73,218,454 shares of common stock outstanding, on as-converted basis, as of February 29, 2004 and                  shares of common stock outstanding upon completion of this offering.

In computing the number of shares of common stock beneficially owned by a person and the percent ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of February 29, 2004. We did not deem these shares outstanding for purposes of computing the percent ownership of any other person.

	Before Offering		Shares Offered by Selling Stockholders	After Offering
Name of Director, Officer and Beneficial Owner	Number	Percentage	Number	Number	Percentage
5% Stockholders:
Abingworth Management Ltd(1)	12,115,384	16.55%
Harvard Private Capital Holdings, Inc.(2)	12,067,355	16.39
MDS (Canada), Inc.(3)	7,711,263	10.53
Brentwood Associates VIII, L.P.(4)	6,667,244	9.11
EuclidSR Partners, L.P.(5)	6,591,258	8.89
S.R. One, Limited(6)	4,880,263	6.65

Directors and Officers:
David A. Carter(7)	1,617,189	2.20
Pamela Reilly Contag, Ph.D.(8)	2,100,958	2.86
Michael Cable, Ph.D.(9)	174,896	*
Anthony Purchio, Ph.D.(10)	174,896	*
Michael Sterns(11)	46,875	*
Brian Atwood(12)	6,667,244	9.11
Michael Bigham(13)	12,115,384	16.55
Robert Breckon(14)	7,711,263	10.53
Christine Cordaro(15)	4,215,855	5.72
Michael Eisenson(16)	12,067,355	16.39
William A. Halter(17)	66,400	*
Chris Jones(18)	88,534	*
Raymond Whitaker, Ph.D.(19)	6,591,258	8.89
All directors and executive officers as a group (15 persons)(20)	53,867,170	73.32
Other selling stockholders**

*	Less than one percent.
**	To be provided by amendment.
(1)	Includes 6,081,725 shares owned by Abingworth Bioventures III A LP, 3,712,638 shares owned by Abingworth Bioventures III B LP, 2,223,900 shares owned by Abingworth Bioventures III C LP and 96,923 shares owned by Abingworth Bioventures III Executives LP. The address for Abingworth Management Ltd is 38 Jermyn Street, London SW1Y 6DN, U.K.
(2)	Includes a warrant to purchase 419,115 shares. The address for Harvard Private Capital is c/o CharlesBank Capital Partners LLC, 600 Atlantic Avenue, 26th Floor, Boston, MA 02210.
(3)	The address for MDS (Canada), Inc. is 100 International Boulevard, Toronto, Ontario, Canada M9W 6L6.
(4)	The address for Brentwood Associates VIII, L.P. is 11150 Santa Monica Boulevard, Suite 1200, Los Angeles, CA 90025.
(5)	Includes 2,824,377 shares and a warrant to purchase 471,252 shares owned by EuclidSR Partners, LP and includes 2,842,377 shares and a warrant to purchase 471,252 shares owned by EuclidSR Biotechnology Partners, LP. The address for EuclidSR Partners is 45 Rockefeller Plaza, Suite 3240, New York, NY 10111.
(6)	Includes a warrant to purchase 188,496 shares. The address for S.R. One, Limited is 200 Barr Harbor Dr., Suite 250, Four Tower Bridge, West Conshohocken, PA 19428-2977.
(7)	Includes 1,260,705 shares owned by David W. Carter, 480,000 of which are unvested and subject to repurchase by us, and 219,000 shares owned by the Carter Descendants Trust, of which Mr. Carter is a trustee. Also includes a warrant to purchase 33,692 shares owned by Mr. Carter and options to purchase 103,792 shares vested and exercisable within 60 days of February 29, 2004.
(8)	Includes 160,000 shares owned by Pamela Reilly Contag, all of which are unvested and subject to repurchase by us; 1,503,000 shares owned by the Christopher H. Contag and Pamela Reilly Contag, Trustees of the Contag Family Trust dated 11/23/98; 64,240 shares owned by the Ashlyn Grace Contag Irrevocable Trust; 64,240 shares owned by the Caitlin Ann Contag Irrevocable Trust; 64,240 shares owned by the Carlos and Ann Contag Irrevocable Trust; 64,240 shares owned by the John and Juanita Reilly Irrevocable Trust; and 64,240 shares owned by the Greyson Christopher Contag Irrevocable Trust. Dr. Pamela R. Contag is a trustee of, but disclaims beneficial ownership to, these respective trusts. Also includes options to purchase 115,958 shares vested and exercisable within 60 days of February 29, 2004.
(9)	Includes options to purchase 141,440 shares vested and exercisable within 60 days of February 29, 2004.
(10)	Includes options to purchase 138,396 shares vested and exercisable within 60 days of February 29, 2004.
(11)	Represents options to purchase 46,875 shares vested and exercisable within 60 days of February 29, 2004.
(12)	Represents 6,667,244 shares owned by Brentwood Associates VIII, L.P. Mr. Atwood is a managing member of Brentwood VIII Ventures, LLC, the General Partner of Brentwood Associates VIII, L.P. He shares voting and dispositive power over these shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Atwood’s business address is c/o Versant Ventures, 3000 Sand Hill Road, Bldg. 4, Suite 210, Menlo Park, CA 94025.
(13)	Includes 6,081,725 shares owned by Abingworth Bioventures III A LP, 3,712,638 shares owned by Abingworth Bioventures III B LP, 2,223,900 shares owned by Abingworth Bioventures III C LP and 96,923 shares owned by Abingworth Bioventures III Executives LP. Mr. Bigham is a director at Abingworth. He shares voting and dispositive power over these shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Bigham’s business address is c/o Abingworth Management Inc., 2465 East Bayshore Road, Suite 348, Palo Alto, CA 94303.
(14)	Includes 7,711,263 shares owned by MDS (Canada), Inc. Mr. Breckon is Executive Vice President, Corporate Development of MDS. Mr. Breckon disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Breckon’s business address is c/o MDS (Canada), Inc., 100 International Boulevard, Toronto, Ontario, Canada M9W 6L6.
(15)	Includes 2,982,687 shares and a warrant to purchase 353,631 shares owned by CMEA Ventures Life Sciences 2000, L.P.; 197,076 shares and a warrant to purchase 23,360 shares owned by CMEA Ventures Life Sciences 2000, Civil Law Partnership; and 564,857 shares and a warrant to purchase 94,244 shares owned by Milepost Ventures L.P. Ms. Cordaro is a General Partner of CMEA Life Sciences and the Founder and a General Partner of Milepost Ventures. She shares voting and dispositive power over the shares and disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein. Ms. Cordaro’s business address is c/o CMEA Ventures, One Embarcadero Center, Suite 3250, San Francisco, CA 94111.
(16)	Includes 11,648,240 shares and a warrant to purchase 419,115 shares owned by Harvard Private Capital. Mr. Eisenson is Managing Director and Chief Executive Officer of CharlesBank Capital Partners LLC, the successor to Harvard Private Capital Group. He shares voting and dispositive power over the shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Eisenson’s business address is c/o CharlesBank Capital Partners LLC, 600 Atlantic Avenue, 26th Floor, Boston, MA 02210.
(17)	Represents options to purchase 66,400 shares vested and exercisable within 60 days of February 29, 2004.
(18)	Represents options to purchase 88,534 shares vested and exercisable within 60 days of February 29, 2004.
(19)	Includes 2,824,377 shares and a warrant to purchase 471,252 shares owned by EuclidSR Partners, LP; 2,824,377 shares and a warrant to purchase 471,252 shares owned by EuclidSR Biotechnology Partners, LP. Dr. Whitaker is a General Partner of EuclidSR Partners. He shares voting and dispositive power over the shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Dr. Whitaker’s business address is c/o EuclidSR Partners, 45 Rockefeller Plaza, Suite 3240, New York, NY 10111.
(20)	Includes 640,000 shares subject to repurchase, options to purchase 908,558 shares vested and exercisable, and warrants to purchase 1,866,546 shares, within 60 days of February 29, 2004.

RELATED PARTY TRANSACTIONS

We describe below transactions, or series of similar transactions, that occurred since January 1, 2001, to which we were or will be a party in which the amount involved exceeded or will exceed $60,000, and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of these people had or will have a direct or indirect material interest.

Option Grants to Directors

We have granted options to purchase common stock to our directors and officers. Please see “Management—Director Compensation” and “Management—Executive Compensation.”

Registration Rights

Holders of our preferred stock are entitled to certain registration rights with respect to the common stock issued or issuable upon conversion of the preferred stock. See “Description of Capital Stock—Registration Rights.”

Indemnification, Employment Arrangements and Bonus Plan

We have entered into indemnification agreements with each of our directors and officers. See “Management—Indemnification of directors and executive officers and limitation of liability.” We have also entered into employment agreements and offer letters with certain of our officers and have put in place a 2004 cash executive bonus plan. See “Management—Employment Arrangements” and “Management—2004 Cash Executive Bonus Plan.”

Voting Agreement

All of our current directors were elected pursuant to a voting agreement that we entered into with certain holders of our common stock and holders of our preferred stock and related provisions of our existing certificate of incorporation. Under these provisions, our Series AA preferred stockholders, voting separately as a class, have the right to elect a majority of our directors, with any remaining directors elected by the holders of our preferred stock and common stock, voting together. Upon completion of this offering, our certificate of incorporation will no longer provide for these rights, the voting agreement will terminate, and none of our stockholders will have any special rights regarding board representation.

Private Placements of Securities

From January 2001 through February 2004, we issued the following securities to various investors in private financings:

•	4,623,549 shares of Series G preferred stock at a per share price of $5.82 for an aggregate purchase price of approximately $26.9 million; warrants to purchase 1,412,833 shares of Series G preferred stock at a per share exercise price of $5.82, 458,557 shares of Series G preferred stock representing 8% dividends on outstanding Series G preferred stock and warrants to purchase 309,341 shares of Series G preferred stock representing 8% dividends on outstanding Series G preferred stock warrants;

•	8% secured convertible promissory notes in the aggregate principal amount of $3 million;

•	42,094,210 shares of Series AA preferred stock at a per share price of $0.52 for an aggregate purchase price of approximately $21.9 million, 23,837,396 shares of Series AA preferred stock in exchange for Series A, Series B, Series C, Series D, Series E, Series F and Series G preferred stock and warrants to purchase 2,581,819 shares of Series AA preferred stock at a per share exercise price of $0.52 in exchange for warrants to purchase Series C and Series G preferred stock;

•	2,808,171 shares of common stock issued on conversion of Series B, Series C, Series D, Series E and Series G preferred stock outstanding and a warrant to purchase 57,116 shares of common stock at a per share price of $5.82 on conversion of a warrant to purchase 57,116 shares of Series G preferred stock.

The Series AA preferred stock is convertible into an equal number of shares of common stock, subject to future adjustments for dilution. The Series G preferred stock and promissory notes referenced above are not currently outstanding.

Equity to Certain Executive Officers, Directors and Greater Than 5% Holders

Since January 1, 2001, the following executive officers, directors and holders of more than five percent of our voting securities purchased securities in the amounts set forth below.

Name(1)	Common	Series G	Convertible Promissory Notes ($)	Series AA	Series AA Warrants
Abingworth Management Ltd(2)	—	—	—	12,115,384	—
Harvard Private Capital Holdings, Inc.(3)	—	687,285	981,461	11,648,240	419,115
MDS (Canada), Inc.(4)	—	—	—	7,711,263	—
Brentwood Associates VIII, L.P.(5)	—	—	871,223	6,667,244	—
CMEA Life Sciences(6)	—	687,285	—	3,179,763	376,991
Milepost Ventures, L.P.(7)	—	171,821	—	564,857	94,244
S.R. One, Limited(8)	—	343,642	566,131	4,691,767	188,496
EuclidSR Partners, L.P.(9)	—	1,718,212	581,184	5,648,754	942,504
David W. Carter(10)	480,000	—	—	148,039	33,692
Pamela Reilly Contag, Ph.D.(11)	160,000	—	—	—	—

(1)	See “Principal and Selling Stockholders” for more detail on shares held by these purchasers.
(2)	Abingworth Management Ltd holds more than 10% of our capital stock and Michael Bigham, one of our directors, is a director at Abingworth Management Inc., a subsidiary of Abingworth Management Ltd. Entities associated with Abingworth paid $6,299,999.68 in respect of the 12,115,384 shares of Series AA preferred stock purchased.
(3)	Harvard Private Capital Holdings, Inc. holds more than 10% of our capital stock and Michael Eisenson, one of our directors, is the Managing Director and Chief Executive Officer of CharlesBank Capital Partners LLC, the successor entity to Harvard Private Capital Holdings. Series G shares purchased do not include 150,512 shares issued pursuant to an 8% annual dividend. In addition to the $3,999,999.64 paid in respect of 7,692,307 shares of Series AA preferred stock purchased by Harvard Private Capital, such entity exchanged 1,038,846 shares of Series C preferred stock, 973,333 shares of Series D preferred stock, 687,058 shares of Series E preferred stock and 837,797 shares of Series G preferred stock and warrants to purchase 42,115 shares of Series C preferred stock and 251,333 shares of Series G preferred stock for the balance of the above-listed shares of Series AA preferred stock and Series AA warrants.
(4)	MDS (Canada) Inc. holds more than 10% of our capital stock and Robert Breckon, one of our directors, is Executive Vice President, Corporate Development of MDS. In addition to the $1,779,637.60 paid in respect of 3,422,380 shares of Series AA preferred stock purchased by MDS (Canada) Inc., such entity exchanged 2,859,255 shares of Series F preferred stock for the balance of the above-listed shares of Series AA preferred stock.
(5)	Brian Atwood, on of our directors, is a managing member of Brentwood Venture Capital. In addition to the $1,888,883.88 paid in respect of 3,632,469 shares of Series AA preferred stock purchased by Brentwood Associates VIII, L.P., such entity exchanged 1,457,664 shares of Series C preferred stock, 1,061,818 shares of Series D preferred stock and 515,293 shares of Series E preferred stock for the balance of the above-listed shares of Series AA preferred stock.

(6)	Christine Cordaro, one of our directors, is a General Partner of CMEA Life Sciences. Series G shares purchased do not include 150,506 shares issued pursuant to an 8% annual dividend. In addition to the $999,999.52 paid in respect of 1,923,076 shares of Series AA preferred stock purchased by entities associated with CMEA Life Sciences, such entities exchanged 837,791 shares of Series G preferred stock and warrants to purchase 251,327 shares of Series G preferred stock for the balance of the above-listed shares of Series AA preferred stock and Series AA warrants.
(7)	Christine Cordaro is the Founder and a General Partner of Milepost Ventures, L.P. Series G shares purchased do not include 37,622 shares issued pursuant to an 8% annual dividend. In addition to the $130,359.84 paid in respect of 250,692 shares of Series AA preferred stock purchased by Milepost Ventures, such entity exchanged 209,443 shares of Series G preferred stock and warrants to purchase 62,829 shares of Series G preferred stock for the balance of the above-listed shares of Series AA preferred stock and Series AA warrants.
(8)	S.R. One, Limited holds more than 5% of our capital stock. Series G shares purchased do not include 75,253 shares issued pursuant to an 8% annual dividend. In addition to the $1,269,876.92 paid in respect of 2,442,071 shares of Series AA preferred stock purchased by S.R. One, Limited, such entity exchanged 1,106,060 shares of Series D preferred stock, 515,293 shares of Series E preferred stock and 418,895 shares of Series G preferred stock and warrants to purchase 125,664 shares of Series G preferred stock for the balance of the above-listed shares of Series AA preferred stock and Series AA warrants.
(9)	Raymond Whitaker, Ph.D. is a General Partner of EuclidSR Partners, L.P. Series G shares purchased do not include 376,287 shares issued pursuant to an 8% annual dividend. In addition to the $1,303,643.12 paid in respect of 2,507,006 shares of Series AA preferred stock purchased by entities associated with EuclidSR Partners, such entities exchanged 2,094,499 shares of Series G preferred stock and warrants to purchase 628,336 shares of Series G preferred stock for the balance of the above-listed shares of Series AA preferred stock and Series AA warrants.
(10)	The shares of common stock are unvested and subject to repurchase.
(11)	The shares of common stock are unvested and subject to repurchase.

In connection with the Series AA preferred stock financing, we entered into agreements with all of the investors that invested in that financing providing for registration rights with respect to these shares. The most recent such agreement restates the registration rights of all investors and certain other parties. For more information regarding this agreement, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors, executive officers and certain key officers. The indemnification agreement provides that the director or officer will be indemnified to the fullest extent not prohibited by law for claims arising in such person’s capacity as a director or officer. We believe that these agreements are necessary to attract and retain skilled management with experience relevant to our industry.

Loans to Officer and Director

In January 1998, we loaned an aggregate of $97,500 to David W. Carter, our Chief Executive Officer and Chairman of the Board of Directors, in connection with the purchase of an aggregate of 547,500 shares of restricted common stock. The loans were made pursuant to two full-recourse promissory notes in the amounts of $65,000 and $32,500, at an interest rate of 6% per year and were secured by the underlying shares of common stock. The loans were amended in October 2002 to extend the maturity date to December 31, 2004. These loans were forgiven in April 2004.

Contingent Options to Executive Officers

In February 2004, we approved the potential issuance to each of David W. Carter, our Chief Executive Officer, and Pamela Reilly Contag, Ph.D., our President, of an option to purchase 333,333 shares of our common stock at an exercise price per share equal to the initial public offering price per share of our common stock to be issued in this offering, provided that such offering occurs prior to November 1, 2004.

Royalty Arrangements

Pamela Reilly Contag, Ph.D., a co-founder and President, and her husband Christopher H. Contag, Ph.D., a co-founder and a member of our Scientific Advisory Board, are two of the three co-inventors on certain patents issued to Stanford University. Dr. Christopher Contag is also an Assistant Professor at Stanford University School of Medicine. Under an agreement with Stanford University, we have obtained exclusive rights under these patents for use in our products. Pursuant to Stanford University’s present policy on royalty sharing, it shares the net royalties it receives with the inventors, the inventor’s department and the inventor’s school. Therefore, both Dr. Pamela Contag and Dr. Christopher Contag receive a portion of the royalty payments made by us under the license Stanford University has granted to us.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue 183 million shares of common stock, $0.001 par value per share. Upon the closing of this offering, we will be authorized to issue              million shares of common stock, $0.001 par value per share, and              shares of undesignated preferred stock, $0.001 par value per share.

Common Stock

As of February 29, 2004, we had 73,218,454 shares of common stock, on an as-converted basis, outstanding that were held of record by approximately 129 stockholders.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

As of February 29, 2004, we had 65,931,606 shares of Series AA preferred stock outstanding. Upon completion of this offering, all outstanding shares of preferred stock will be converted into common stock. Thereafter, pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to              shares of undesignated preferred stock in one or more series. Our board will also have the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights and the qualifications, limitations or restrictions of any preferred stock issued, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock and the non-voting common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that are superior to the voting and other rights of the holders of common stock. Preferred stock could thus be issued with terms that could delay or prevent a change in control of Xenogen or make removal of management more difficult. In addition, the issuance of preferred stock may decrease the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. We have no plans at this time to issue any preferred stock.

Warrants

As of February 29, 2004, there were outstanding warrants to purchase 186,606 shares of our common stock outstanding, of which 56,153 have an exercise price of $1.78 per share, 55,302 have an exercise price of $2.26 per share and 18,035 have an exercise price of $5.82 per share. There were also warrants to purchase 2,581,819 shares of our Series AA Preferred Stock at an exercise price of $0.52 per share. These warrants contain net exercise provisions that allow the holder to exercise the warrant for a lesser number of shares of common stock in lieu of paying cash. The number of shares that would be issued in this case would be based upon the market price of the common stock at the time of the net exercise, which in this case would be equal to the price for which our common stock is sold in this offering.

Registration Rights

Subject to applicable lock-up agreements, upon completion of this offering and for a term of up to five years thereafter, the holders of up to 65,931,606 shares of our common stock issuable upon conversion of our Series AA preferred stock and 2,581,819 shares of our common stock issuable upon conversion of our Series AA preferred stock subject to outstanding warrants have the right to cause us to register these shares under the Securities Act.

•	Demand registration rights. Six months following the completion of this offering, stockholders holding at least a majority of the outstanding registrable securities will have the right to request us to register their shares as long as the shares have an aggregate value of at least $10 million (based on the then current market price or fair value).

•	Company registration rights. One or more stockholders holding registrable shares may request that we register their shares anytime after our initial public offering if we file a registration statement to register any of our securities for our own account. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 25% of the total number of shares included in the registration statement.

•	S-3 registration rights. At such time as we are eligible to use Form S-3 to register our securities, one or more holders of our registrable securities will have the right to request that we register their shares as long as the shares have an aggregate value of at least $1 million (based on the then current market price or fair value).

Registration of shares of common stock upon the exercise of these registration rights would result in the holders being able to trade these shares without restriction under the Securities Act once the applicable registration statement is declared effective. We will pay all registration expenses, other than underwriting discounts, related to any registration. All registration rights terminate upon the earlier of (i) five years after completion of this offering and (ii), for an individual holder, when the holder can sell all of the holder’s shares in any 90-day period pursuant to Rule 144 under the Securities Act.

Anti-Takeover Effects of Some Provisions of Delaware Law

Certain provisions of Delaware law and our certificate of incorporation and bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging under certain circumstances, in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers, and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Anti-Takeover Effects of Certain Provisions of Our Charter Documents

Our amended and restated certificate of Incorporation, to be effective upon completion of this offering, will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors.

Our amended and restated certificate of incorporation, to be effective upon completion of this offering, will require a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provision of our amended and restated certificate of incorporation and bylaws relating to the absence of cumulative voting, the classification of our board of directors, and the designated parties entitled to call a special meeting of the stockholders.

Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock make is possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

National Market Listing

We have applied to have our common stock listed on the Nasdaq National Market for quotation under the symbol “XGEN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A., located at 150 Royall Street, Canton, Massachusetts 02021 and their telephone number there is (781) 575-2000.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our stock. Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of these sales occurring could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through an offering of equity securities.

After this offering, we will have outstanding             shares of common stock, on an as-converted basis, based upon shares outstanding and the exercise of outstanding warrants to purchase our capital stock as of February 29, 2004, assuming no exercise of outstanding options after February 29, 2004. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock held by existing stockholders are restricted shares as that term is defined in Rule 144 under the Securities Act. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as the exemptions provided under Rule 144 under the Securities Act, which is summarized below.

Lock-up Agreements

We intend to obtain lock-up agreements from all of our officers, directors, stockholders, warrant holders and optionholders under which they will agree not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Thomas Weisel Partners LLC. The lock-up agreements permit transfers of shares of our common stock in limited circumstances, provided that the transferee agrees to be bound in writing by the provisions of the lock-up agreement and that any such transfer shall not involve a disposition for value.

Thomas Weisel Partners LLC, in its sole discretion, may release the shares subject to the lock-up agreements in whole or in part at any time with or without notice. We have been advised by Thomas Weisel Partners LLC that, when determining whether or not to release shares from the lock-up agreements, it will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Thomas Weisel Partners LLC has advised us that it has no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

As a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, and subject to release as mentioned above, as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale	Comment
Upon effectiveness of prospectus		Freely tradable shares sold in this offering and shares not locked up and eligible for sale under Rule 144(k)

90 days		Shares not locked up and eligible for sale under Rule 144, Rule 144(k) or Rule 701. Subject in some cases to a right of repurchase by Xenogen

180 days		Lock-up released; shares eligible for sale under Rule 144, Rule 144(k) or Rule 701. Subject in some cases to a right of repurchase by Xenogen

Various dates after 180 days		Restricted securities held for one year or less as of 180 days following effectiveness

Rule 144

In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell upon expiration of the lock-up described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate of us, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement will be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration of Shares in Connection with Compensatory Benefit Plans

As of February 29 2004, options to purchase 7,238,930 shares of common stock were issued and outstanding under our 1996 stock option plan.

Immediately after the completion of this offering, we intend to file a registration statement under the Securities Act covering shares of common stock issued or reserved for issuance under our 1996 stock option plan, 2004 equity incentive plan and 2004 employee stock purchase plan. We expect to file this registration statement and have it become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under this registration statement will, subject to vesting provisions and Rule 144 volume limitation, manner of sale, notice and public information requirements applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire.

Other Registration Rights

Certain of our stockholders are parties to agreements that obligate us to register their shares of our capital stock after this offering under certain specified circumstances. See “Description of Capital Stock—Registration Rights” for additional information.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement, each of the underwriters named below, through their representatives, Thomas Weisel Partners LLC, CIBC World Markets Corp. and JMP Securities LLC have severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock listed opposite their respective names below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
CIBC World Markets Corp.
JMP Securities LLC

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any of the shares are purchased.

Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about                     , 2004.

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of              additional shares of our common stock held by them at the initial public offering price, less the underwriting discount, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase a number of additional shares of our common stock in proportion to their respective commitments as set forth in the table above.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the primary factors to be considered in determining the initial public offering price will include:

•	the valuation multiples of publicly-traded companies that the representatives believe are comparable to us;

•	our financial information;

•	our history and prospects and the outlook for our industry;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our business and the progress of our operating plan; and

•	the consideration of these factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial public offering price.

Commissions and Discounts

The underwriters propose to offer the shares of our common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and at that price less a

concession not in excess of $             per share of common stock to other dealers specified in a master agreement among the underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $             per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and, if the underwriters’ over-allotment option is exercised in full, by the selling stockholders and the proceeds, before expenses, payable to us and the selling stockholders:

Total
	Per Share	Without Over- Allotment	With Over- Allotment
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

Indemnification of Underwriters

We and the selling stockholders have agreed to indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities. The liability of any selling stockholder under these indemnification and contribution provisions is capped at the proceeds the individual selling stockholder receives in this offering.

Reserved Shares

The underwriters, at our request, have reserved for sale at the initial public offering price up to             shares of common stock to be sold in this offering for sale to our employees and other persons designated by us. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not purchased in this manner will be offered by the underwriters on the same basis as the other shares offered in this offering.

No Sales of Similar Securities

Holders of approximately         % of the outstanding shares of our common stock, including, all of our directors and executive officers have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus.

In addition, we have agreed that during the period of 180 days after this prospectus, we will not, subject to certain exceptions, without the prior written consent of Thomas Weisel Partners LLC:

•	Consent to the disposition of any shares held by stockholders prior to the expiration of the period of 180 days after this prospectus; or

•	Issue, pledge, sell, contract to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock other than (1) the sale of shares in this offering, (2) the issuance of common stock upon the exercise or conversion of outstanding options, warrants or convertible securities, (3) our issuance of stock options under existing stock option plans and (4) our issuance of common stock under the employee stock purchase plans.

Nasdaq National Market Listing

We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol “XGEN.”

Discretionary Accounts

The underwriters do not expect sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority to exceed five percent of the aggregate number of shares offered.

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Stabilizing transactions.    The underwriters may make bids for or purchases of the shares in the open market for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids.    The underwriters may impose penalty bids. This means that if the underwriters purchase shares in the open market in a stabilizing transaction or a syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Stabilization and syndicate covering transactions may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Francisco, California. The underwriters are being represented by Morrison & Foerster LLP, San Francisco, California. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati own an interest representing less than 1% of the shares of our common stock.

EXPERTS

The consolidated financial statements included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for goodwill in 2002), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

On October 9, 2003, our board of directors dismissed Ernst & Young LLP as our independent auditors. There were no disagreements with the former independent auditors during the years ended December 31, 2001 and 2002 or during the subsequent interim period preceding their dismissal on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the former accountants’ satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports. The former independent auditors issued an unqualified report on the consolidated financial statements previously prepared by management as of and for the years ended December 31, 2001 and 2002 (which have not been included herein). Management has elected to restate such consolidated financial statements subsequent to the dismissal of the independent auditors. As a result, the former independent auditors have withdrawn the previously issued reports on the Company’s December 31, 2001 and 2002 financial statements.

We requested Ernst & Young LLP to furnish a letter addressed to the Commission stating whether it agrees with these statements made by us and, if not, stating the respects in which it does not agree. A copy of this letter dated March 31, 2004, which states that it agrees with these statements is filed as Exhibit 16.1 to the Form S-1 registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. You may

obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Upon completion of this offering, we will be subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and we intend to file periodic reports, proxy statements and other information with the SEC.

XENOGEN CORPORATION

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Xenogen Corporation:

We have audited the accompanying consolidated balance sheets of Xenogen Corporation and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xenogen Corporation and its subsidiaries as of December 31, 2003, and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and purchased intangible assets to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/    Deloitte & Touche LLP

April 1, 2004

San Francisco, California

XENOGEN CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2002	2003

ASSETS
Current assets:
Cash and cash equivalents	$5,221	$12,519
Short-term investments	1,449	1,027
Accounts receivable—net of allowance for doubtful accounts of $70 and $21 in 2002 and 2003, respectively	2,493	5,460
Inventory	1,010	2,109
Prepaid expenses and other current assets	620	1,170

Total current assets	10,793	22,285

Property and equipment—net	8,454	4,966
Purchased intangible assets—net	1,738	1,135
Restricted investments	2,294	2,183
Other noncurrent assets	1,026	990

Total assets	$24,305	$31,559

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,149	$2,088
Accrued compensation	982	1,529
Deferred revenue	5,095	9,918
Accrued restructuring charges	314	267
Loans payable—current portion	4,174	1,154
Capital lease obligations—current portion	46	57
Other accrued liabilities	531	958

Total current liabilities	13,291	15,971

Noncurrent liabilities:
Loans payable	3,104	5,163
Capital lease obligations	54	19
Deferred rent	661	685
Accrued restructuring charges	1,798	1,531

Total noncurrent liabilities	5,617	7,398

Commitments and contingencies (Note 9)

Redeemable convertible preferred stock, $0.001 par value; 24,248,405 shares authorized at December 31, 2002; 21,438,529 shares issued and outstanding at December 31, 2002; liquidation preference of $112,691 at December 31, 2002, and cumulative accretion of $2,099	114,941	—

Stockholders’ equity (deficit):
Convertible preferred stock, $0.001 par value; 190,240 and 73,000,000 shares authorized at December 31, 2002 and 2003, respectively; 190,240 and 65,931,606 issued and outstanding at December 31, 2002 and 2003, respectively; liquidation preference of $102,853 at December 31, 2003	1	66
Common stock, $0.001 par value; 40,000,000 and 110,000,000 shares authorized at December 31, 2002 and 2003, respectively; 3,834,479 and 7,115,906 issued and outstanding at December 31, 2002 and 2003, respectively	4	7
Additional paid-in capital	17,218	159,600
Notes receivable from stockholders	(111)	(111)
Deferred stock-based compensation	(1,269)	(5,436)
Accumulated other comprehensive income	3	1
Accumulated deficit	(125,390)	(145,937)

Total stockholders’ equity (deficit)	(109,544)	8,190

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$24,305	$31,559

See notes to consolidated financial statements.

XENOGEN CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Years Ended December 31,
	2001	2002	2003
Revenue:
Product	$1,961	$5,148	$7,577
Contract	7,452	6,541	7,369
License	3,831	4,325	5,117

Total revenue	13,244	16,014	20,063

Cost of revenue:
Product (a)	1,258	2,774	4,385
Contract (a)	7,333	9,145	7,629
License (a)	494	458	729

Total cost of revenue	9,085	12,377	12,743

Gross margin	4,159	3,637	7,320

Operating expenses:
Research and development (a)	15,009	14,125	11,920
Selling, general and administrative (a)	12,217	12,561	10,890
Depreciation and amortization expenses	11,999	4,735	3,836
Restructuring charges	—	3,411	669

Total operating expenses	39,225	34,832	27,315

Loss from operations	(35,066)	(31,195)	(19,995)
Other income—net	88	54	43
Interest income	1,084	416	122
Interest expense	(803)	(921)	(717)

Loss before cumulative effect of an accounting change	(34,697)	(31,646)	(20,547)

Cumulative effect of an accounting change (Notes 1 and 3)—
impairment of goodwill	—	(30,906)	—

Net loss	(34,697)	(62,552)	(20,547)

Preferred stock dividends	(4,429)	(2,230)	(5,629)

Accretion of redeemable convertible preferred stock	(475)	(1,045)	(344)

Net loss attributable to common stockholders	$(39,601)	$(65,827)	$(26,520)

Weighted average number of common shares outstanding	3,822,818	3,827,770	5,478,472

Loss per share data (basic and diluted):
Net loss attributable to common stockholders excluding cumulative effect of an accounting change—impairment of goodwill	$(10.36)	$(9.12)	$(4.84)
Cumulative effect of an accounting change—impairment of goodwill	—	(8.08)	—

Net loss attributable to common stockholders	$(10.36)	$(17.20)	$(4.84)

(a) Includes charges for stock-based compensation as follows:
Cost of revenue:
Product	$273	$115	$166
Contract	1,131	274	216
License	109	19	28

Total cost of revenue	$1,513	$408	$410

Research and development	$3,223	$868	$873

Selling, general and administrative	$1,842	$495	$499

See notes to consolidated financial statements.

XENOGEN CORPORATION

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

Years Ended December 31, 2001, 2002 and 2003 (In thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common stock		Additional Paid-In Capital	Notes Receivable from Stock- holders	Deferred Stock- Based Compensation	Other Accumulated Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 1, 2001	16,362,525	$81,928	190,240	$1	3,796,589	$4	$27,143	$(111)	$(13,259)	$33	$(28,141)	$(14,330)
Issuance of common stock to employees upon exercise of options, net of repurchases	—	—	—	—	20,423	—	19	—	—	—	—	19
Issuance of Series G redeemable convertible preferred stock, net of issuance costs of $125, and proceeds from issuance of warrants of $1,997	4,451,728	23,787	—	—	—	—	1,997	—	—	—	—	1,997
Fair value of warrants to purchase Series G redeemable convertible preferred stock in connection with debt financing	—	—	—	—	—	—	20	—	—	—	—	20
Dividends on Series G redeemable convertible preferred stock	69,341	404	—	—	—	—	(404)	—	—	—	—	(404)
Deemed dividend in connection with adjustment of conversion ratio of Series F redeemable convertible preferred stock	—	2,360	—	—	—	—	(2,360)	—	—	—	—	(2,360)
Amortization of deferred compensation, net of cancellations	—	—	—	—	—	—	(2,562)	—	9,140	—	—	6,578
Accretion on redeemable convertible preferred stock	—	475	—	—	—	—	(475)	—	—	—	—	(475)
Deemed dividend in connection with beneficial conversion of Series F redeemable convertible preferred stock	—	1,665	—	—	—	—	(1,665)	—	—	—	—	(1,665)
Compensation charge to nonemployee options	—		—	—	—	—	(124)	—	—	—	—	(124)
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	(34,697)	(34,697)
Unrealized loss on available-for-sale investments	—	—	—	—	—	—	—	—	—	(24)	—	(24)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(34,721)

Balance, December 31, 2001	20,883,594	$110,619	190,240	$1	3,817,012	$4	$21,589	$(111)	$(4,119)	$9	$(62,838)	$(45,465)

XENOGEN CORPORATION

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT) (Continued)

Years Ended December 31, 2001, 2002 and 2003 (In thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common stock		Additional Paid-In Capital	Notes Receivable from Stock- holders	Deferred Stock- Based Compensation	Other Accumulated Compre- hensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2001	20,883,594	$110,619	190,240	$1	3,817,012	$4	$21,589	$(111)	$(4,119)	$9	$(62,838)	$(45,465)
Issuance of common stock to employees upon exercise of options, net of repurchases	—	—	—	—	17,467	—	23	—	—	—	—	23
Issuance of Series G redeemable convertible preferred stock, net of issuance costs of $17; and proceeds from issuance of warrants of $77	171,821	906	—	—	—	—	77	—	—	—	—	77
Dividend on Series G redeemable convertible preferred stock	383,114	2,230	—	—	—	—	(2,230)	—	—	—	—	(2,230)
Deemed dividend in connection with adjustment of conversion ratio of Series F redeemable convertible preferred stock from issuance of Series G	—	141	—	—	—	—	(141)	—	—	—	—	(141)
Issuance of warrant to purchase Series G redeemable convertible preferred stock in conjunction with debt financing	—	—	—	—	—	—	24	—	—	—	—	24
Accretion on redeemable convertible preferred stock		1,045					(1,045)					(1,045)
Amortization of deferred compensation, net of cancellations	—	—	—	—	—	—	(1,079)	—	2,850	—	—	1,771
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	(62,552)	(62,552)
Unrealized loss on available-for-sale investments	—	—	—	—	—	—	—	—	—	(6)	—	(6)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(62,558)

Balance, December 31, 2002	21,438,529	$114,941	190,240	$1	3,834,479	$4	$17,218	$(111)	$(1,269)	$3	$(125,390)	$(109,544)

XENOGEN CORPORATION

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT) (Continued)

Years Ended December 31, 2001, 2002 and 2003 (In thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common stock		Additional Paid-In Capital	Notes Receivable from Stock- holders	Deferred Stock- Based Compen- sation	Other Accumu- lated Compre- hensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2002	21,438,529	$114,941	190,240	$1	3,834,479	$4	$17,218	$(111)	$(1,269)	$3	$(125,390)	$(109,544)
Issuance of restricted common stock and common stock to employees upon exercise of options, net of repurchases	—	—	—	—	473,256	—	21	—	—	—	—	21
Dividend on Series G redeemable convertible preferred stock	560,073	3,260	—	—	—	—	(3,260)	—	—	—	—	(3,260)
Accretion of redeemable convertible preferred stock	—	344	—	—	—	—	(344)	—	—	—	—	(344)
Issuance of Series AA convertible preferred stock and common stock, net of issuance cost of $379	—	—	42,094,210	42	2,808,171	3	21,468	—	—	—	—	21,513
Exchange of shares—cancellation of previous shares	(21,998,602)	(118,545)	23,647,156	23	—	—	118,519	—	—	—	—	118,542
Beneficial conversion in connection with issuance of Series AA convertible preferred stock	—	—	—	—	—	—	2,369	—	—	—	—	2,369
Deemed dividend to preferred stock in connection with issuance of Series AA convertible preferred stock	—	—	—	—	—	—	(2,369)	—	—	—	—	(2,369)
Amortization of deferred compensation, net of cancellations	—	—	—	—	—	—	5,949	—	(4,167)	—	—	1,782
Compensation charge to nonemployee options	—	—	—	—	—	—	29	—	—	—	—	29
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	(20,547)	(20,547)
Unrealized loss on available-for-sale investments	—	—	—	—	—	—	—	—	—	(2)	—	(2)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(20,549)

Balance, December 31, 2003	—	$—	65,931,606	$66	7,115,906	$7	$159,600	$(111)	$(5,436)	$1	$(145,937)	$8,190

											(Concluded)

See notes to consolidated financial statements.

XENOGEN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net loss	$(34,697)	$(62,552)	$(20,547)
Reconciliation of net loss to net cash used in operating activities:
Noncash restructuring charges—fixed asset write-offs	—	1,156	—
Noncash stock-based compensation expense	6,454	1,771	1,811
Noncash interest expense related to warrants granted	23	26	43
Depreciation and amortization	11,999	4,735	3,836
Impairment of goodwill	—	30,906	—
Loss on disposal of fixed assets	55	9	458
Noncash interest income	(125)	(38)	(25)
Changes in operating assets and liabilities:
Accounts receivable	(721)	(183)	(2,967)
Prepaid expenses and other assets	(310)	831	(550)
Inventory	(433)	84	(1,099)
Other noncurrent assets	20	(32)	36
Accounts payable	327	46	(61)
Accrued compensation and other liabilities	(804)	(155)	974
Deferred revenue	(58)	137	4,823
Accrued restructuring charges	—	2,112	(314)
Deferred rent	606	55	24

Net cash used in operating activities	(17,664)	(21,092)	(13,558)

Cash flows from investing activities:
Purchase of property and equipment	(7,788)	(2,553)	(1,147)
Proceeds from sale of property and equipment	—	—	964
Purchase of investments	(3,187)	(11,621)	(1,729)
Proceeds from maturities and sales of investments	13,721	12,375	2,285
Acquisition of Incyte Genomics, Inc.	(1,000)	—	—

Net cash provided by (used in) investing activities	1,746	(1,799)	373

Cash flows from financing activities:
Proceeds from issuance of common stock	32	27	29
Repurchase of common stock	(13)	(4)	(8)
Proceeds from issuance of convertible preferred stock	25,784	983	21,510
Draw down from loans	5,088	2,335	5,059
Repayment of loans	(1,743)	(2,888)	(6,063)
Capital lease payments	(60)	(56)	(44)

Net cash provided by financing activities	29,088	397	20,483

Net increase (decrease) in cash and cash equivalents	13,170	(22,494)	7,298

Cash and cash equivalents, beginning of year	14,545	27,715	5,221

Cash and cash equivalents, end of year	$27,715	$5,221	$12,519

Supplemental disclosure of cash flow information—cash paid for interest	$803	$921	$717

Supplemental disclosures of noncash investing and financing activities:
Warrants issued in conjunction with loans	$20	$24	$—

Stock dividends to redeemable convertible preferred stockholders	$4,429	$2,371	$5,629

Accretion of redeemable convertible preferred stock	$475	$1,045	$344

Exchange of shares to Series AA preferred stock and common stock	$—	$—	$118,545

See notes to consolidated financial statements.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2001, 2002 and 2003

1.	Summary of Significant Accounting Policies

Organization and Basis of Presentation—Xenogen Corporation (the “Company”) was founded on August 1, 1995 as a life sciences company incorporated in the state of California. In September 2000, the Board of Directors approved the Company’s reincorporation in the state of Delaware. The reincorporation was approved by the state of Delaware on September 26, 2000.

The Company develops and manufactures products and technologies for acquiring, analyzing and managing complex image data from live animals. These products and technologies are comprised of an imaging system, software and biological materials, and are designed to improve the efficiency and productivity of drug discovery and development by facilitating biological assessment. The Company’s in vivo biophotonic imaging system combines technologies in molecular biology and physiology to enable researchers to track and monitor the dynamic properties associated with the mechanisms of disease and the impact of drugs on such mechanisms as they occur at the molecular level in live animals.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Xenogen Biosciences (DNX). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all short-term, highly liquid investments with original maturity of three months or less to be cash equivalents.

Short-Term Investments—The Company accounts for its short-term investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. To date, all short-term investments, comprised of corporate debt securities, has been classified as available-for-sale, and are carried at market value as determined based on quoted market prices. Unrealized gains and losses are reported in other comprehensive income. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other than temporary for available-for-sale securities are included in interest and other income and have not been significant to date. Realized gains and losses are computed on a specific identification basis.

Restricted Investments—The Company accounts for certain investments primarily comprised of money market funds and certificate of deposits as restricted investments in connection with lease agreements and loans.

Fair Value of Financial Instruments—The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents and investments, approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans and capital lease obligations with similar terms, the carrying value of the Company’s debt obligations approximates fair value.

Inventories—Inventories are stated at the lower of standard cost, which approximates actual cost or market. Cost is based on the first in, first out method.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

Property and Equipment—Property and equipment including equipment held under capital leases are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets (five years for furniture and fixtures, and three years for laboratory and office equipment). Amortization of leasehold improvements is determined using the straight-line method over the shorter of useful life of the assets or the life of the lease. Equipment under capital leases is amortized over the lesser of its lease term or estimated useful life.

Software Costs—Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon the completion of a working model. To date, costs incurred by the Company between the completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, the Company has charged all such costs to research and development expense in the period incurred.

Purchased Goodwill—Goodwill was attributable to the acquisition of Chrysalis DNX Transgenic Sciences Corporation (DNX) in November of 2000 (see Note 3). On January 1, 2002, the Company adopted the provisions of Statement Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), and as a result, the Company ceased to amortize goodwill. In lieu of amortization, the Company performed an initial impairment review of goodwill in 2002 in accordance with the transition provisions of SFAS No. 142. Accordingly, the Company recorded an impairment of goodwill of approximately $30.9 million, as cumulative effect of an accounting change in the consolidated statement of operations for the year ended December 31, 2002. Prior to the adoption of SFAS No. 142, the Company’s growth expectation for DNX were such that no impairment of the goodwill had been indicated.

The following table represents the impact of adopting SFAS No. 142 on net loss attributable to common stockholders and net loss attributable to common stockholders per share had the standard been in effect for fiscal year 2001 (in thousands, except per share amounts):

Net loss attributable to common stockholders	$(39,601)
Add back: amortization of goodwill	8,109

Adjusted net loss attributable to common stockholders	$(31,492)

As reported basic and diluted net loss attributable to common stockholders per share	$(10.36)
Impact of amortization of goodwill	2.12

Adjusted basic and diluted net loss attributable to common stockholders per share	$(8.24)

The change in the carrying amount of goodwill, which is only attributable to DNX, for December 31, 2002 was as follows (in thousands):

Balance, beginning of year	$30,420
Reclassification of assembled workforce	486
Impairment of goodwill (see Note 3)	(30,906)

Balance, end of year	$—

The impairment of goodwill was recorded as cumulative effect of an accounting change in the consolidated statement of operations for the year ended December 31, 2002.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

Impairment of Long-Lived Assets—The Company accounts for its long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), which was adopted on January 1, 2002. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed of (SFAS No. 121). The Company regularly evaluates its long-lived assets, including its intangible assets, for indicators of possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. Impairment, if any, is measured using discounted cash flows. In 2003 and 2002, the Company performed an evaluation of its long-lived assets and noted no impairment.

Revenue Recognition—The Company recognizes revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 (SAB 104). Arrangements with multiple elements are accounted for in accordance with EITF 00-21 “Revenue Arrangements with Multiple Deliverables.” Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured.

The Company generates revenue primarily from two sources: (1) sales of its IVIS Imaging System and associated accessories, and (2) licenses for the use of its in vivo biophotonic imaging technology, transgenic animals and associated biological products to customers on a nonexclusive and nontransferable basis for the purposes of its application in the fields of drug recovery and/or preclinical drug development research.

IVIS Imaging System is composed of separate hardware and software components. The hardware component is an ultra-sensitive CCD camera, integrated with proprietary hardware and software. The software component (Living Image) is used to collect and organize the image data, which is not considered essential to the overall product. Accordingly, the revenue for the IVIS Imaging System is recognized upon installation and acceptance of the system and upon delivery for accessories; while the software and related customer support are accounted for separately in accordance with AICPA Statement of Position 97-2 “Software Revenue Recognition (“SOP 97-2”).” Under SOP 97-2, the software components are recognized upon installation and acceptance of system. Post customer support is deferred and amortized over a straight-line basis over customer support period.

The Company sells time-based licenses to its commercial customers. Because of the ongoing relationship between the Company and these customers, the fees, net of any customer discounts, attributable to these time-based licenses are recognized as earned on a straight-line basis over the term of the license. The Company also grants perpetual licenses to academic not-for-profit customers in connection with the sale of the imaging system. The IVIS Imaging System and related perpetual licenses are sold as a combined unit and revenue is recognized upon customer acceptance of the combined unit in accordance with SAB 104.

Deferred revenue is recorded when the payments from the customer are received prior to the Company’s conclusion of performance obligations related to the payment and recognized upon completion of those performance criteria.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

Revenue relating to research and development agreements is recognized as the defined services are performed. Under these agreements, the Company is required to perform research and development activities as specified in each respective agreement. The payments received under these agreements are non refundable.

Contract revenue is recognized on a straight-line basis over the term of the contract provided that the payments are non refundable and are based on an agreed upon schedule. Certain agreements may define specific milestones and the payments associated with each milestone. Such payments are recognized as revenue upon achievement of the milestone events, after which the Company has no future performance obligations to this payment. Any payments received in advance of the completion of the milestone, are recorded as deferred revenue.

Sales to distributors are recognized upon sales of the product by the distributor to the end user.

Product Warranty—The Company warrants its IVIS Imaging System for a period of one year. The Company accrues for estimated warranty costs concurrent with the recognition of revenue. The initial warranty accrual is based upon the Company’s historical experience and is included in other current liabilities. The amounts charged and accrued against the warranty reserve are as follows (in thousands):

	2001	2002	2003
Balance, beginning of year	$90	$28	$93
Current year accrual	28	105	91
Warranty expenditures charged to accrual	(90)	(40)	(53)

Balance, end of year	$28	$93	$131

Research and Development—Research and development costs are expensed as incurred and include costs associated with company sponsored, collaborative and contracted research and development activities. Research and development costs consist of direct and indirect internal costs related to specific projects as well as fees paid to other entities that conduct certain research activities on behalf of the company.

Income Taxes—The Company utilizes the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded as realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain.

Stock-Based Compensation—The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), as amended by SFAS No. 148, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company’s employee and director stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

SFAS No. 123 requires that stock option information be disclosed as if the Company had accounted for its employee stock options granted under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using the black-scholes option pricing model,

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

and was amortized using the multiple option approach over the options vesting period, with the following weighted-average assumptions:

	2001	2002	2003
Dividend yield	—%	—%	—%
Risk-free interest rate	4.4%	4.2%	3.5%
Weighted average expected life (in years)	5	5	5

The weighted-average fair value of stock options granted in the years ended December 31, 2001, 2002, and 2003 were $0.50, $0.26 and $0.98 respectively.

The following table summarizes relevant information as to reported results, with supplemental information as if the fair value recognition provisions of SFAS No. 123 had been applied (in thousands, except per share data):

	Years Ended December 31,
	2001	2002	2003
Net loss attributable to common stockholders:	$(39,601)	$(65,827)	$(26,520)
Add employee stock-based compensation	6,578	1,771	1,782
Add (deduct) stock-based compensation determined under the fair value based method for all awards, net of cancellations	(6,397)	(2,682)	435

Pro forma	$(39,420)	$(66,738)	$(24,303)

Basic and diluted net loss attributable to common stockholders loss per share:

As reported	$(10.36)	$(17.20)	$(4.84)
Pro forma	$(10.31)	$(17.44)	$(4.44)

Stock compensation expense for options granted to nonemployees has been determined in accordance with SFAS No. 123 and Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services, as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. The fair value of options granted to nonemployees is remeasured as the underlying options vest.

Loss Per Share—Basic net loss attributable to common stockholders per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period (excluding shares subject to repurchase). Diluted net loss per share was the same as basic net loss attributable to common stockholders per share for all periods presented since the effects of any potentially dilutive securities are excluded as they are antidilutive due to the Company’s net losses.

Other Comprehensive Loss—Comprehensive loss is defined as the changes in net assets during the period from non-owner sources, including unrealized losses on available-for-sale investments.

Significant Concentrations—Cash equivalents and investments are financial instruments that potentially subject the Company to concentrations of risk to the extent of amounts recorded in the consolidated balance sheets. Xenogen invests cash, which is not required for immediate operating needs, primarily in highly liquid instruments, which bear minimal risk due to their short-term maturity.

The Company has not experienced significant credit loss from its accounts receivable, licenses, grants, and collaboration agreements, and none are currently expected. The Company performs a regular review of its customer activity and associated credit risks, and does not require collateral from its customers.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

The Company is dependent on the continuing validity of its exclusive license obtained from a university for the use of licensed patents and certain materials as a core to its proprietary-developed products and technologies.

The Company relies on several companies as the sole source of various materials used in its manufacturing process. Any interruption in the supply of these materials could result in the failure to meet customer demand.

Revenue from customers representing 10% or more of total revenue during 2001, 2002 and 2003 was as follows:

	2001	2002	2003
Customer A	26%	19%	21%
Customer B	17%	15%	10%

Recent Accounting Pronouncements—In May of 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) certain financial instruments that embody obligations. Financial instruments within the scope of SFAS No. 150 shall be initially measured at fair value and subsequently revalued with changes in value being reflected in interest cost. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Restatement is not permitted. The adoption of SFAS No. 150 did not have a significant impact on the Company’s consolidated financial statements.

In April of 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. This statement amends SFAS No. 133 for decisions made as part of the Derivative Implementation Group process that effectively required amendments to SFAS No. 133, in connection with other FASB projects dealing with financial instruments and in connection with implementation issues that have been raised in relation to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. Also, the provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal years that began prior to June 15, 2003, should continue to be applied in accordance with respective effective dates. In addition, provisions of this statement related to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing and new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 did not have a significant impact on the Company’s consolidated financial statements.

In December of 2003, the FASB issued FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (FIN No. 46R). FIN No. 46R expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity is any legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans and receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

on behalf of another company. Previously, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46R changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. As of December 17, 2003, the effective date of FIN No. 46R has been deferred until the end of the first interim or annual reporting period ending after March 15, 2004. The Company does not have any variable interest entities.

In December 2002, FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (SFAS No. 148). SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure provisions of SFAS No. 148 at the beginning of fiscal 2003. The Company does not currently plan to change to use the fair value method of accounting for stock-based employee compensation.

In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company recorded restructuring cost of $669,000 in the consolidated statement of operations of 2003 in accordance with SFAS No. 146 (see Note 4).

In November 2002, FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN No. 45). FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has made the disclosure requirements in 2002. The adoption of the recognition requirements of FIN No. 45 did not have a material impact on the Company’s results of operations and financial position.

In November 2002, FASB issued EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF Issue No. 00-21). EITF Issue No. 00-21 addresses certain aspects of the accounting by a company for arrangements under which it will perform multiple revenue-generating activities. EITF Issue No. 00-21 addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF Issue No. 00-21 provides guidance with respect to the effect of certain Customer rights due to company nonperformance on the recognition of revenue allocated to delivered units of accounting. EITF Issue No. 00-21 also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the company. Finally, EITF Issue No. 00-21 provides guidance with

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The Company’s revenue recognition policy for multiple element arrangements is consistent with EITF 00-21.

2.	Acquisition of Assets From Incyte

In September 2001, the Company acquired the leases, leasehold improvements, and certain other tangible assets relating to a transgenic animal facility located in St. Louis, Missouri, from Incyte Genomics, Inc. (Incyte), for a total consideration of $300,000. In addition, the Company acquired a license for a patent for a one-time fee of $700,000. The Company accounted for the transaction as a business combination using the purchase method. Based upon management’s valuation of the tangible and intangible net assets acquired, the Company allocated the total cost of the acquisition to the tangible fixed assets acquired ($890,000) and license acquired ($110,000). In 2002, the Company closed its St. Louis facility and charged the remaining net book value of the fixed assets and license to restructuring expense (see Note 4).

3.	Purchased Intangible Assets and Impairment of Goodwill

Goodwill was attributable to the acquisition of Chrysalis DNX Transgenic Sciences Corporation (DNX) in November 2000. On January 1, 2002, the Company adopted the provisions of Statement Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), and as a result, the Company ceased to amortize goodwill. In lieu of amortization, the Company performed an initial impairment review of goodwill in 2002 in accordance with the transition provisions of SFAS No. 142. Accordingly, the Company recorded an impairment of goodwill of approximately $30.9 million, as cumulative effect of an accounting change in the consolidated statement of operations for the year ended December 31, 2002. Prior to the adoption of SFAS No. 142, the Company’s growth expectation for DNX were such that no impairment of the goodwill had been indicated.

The components of identifiable intangible assets are as follows (in thousands):

	December 31, 2002
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents	$3,019	$(1,281)	$1,738

	December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents	$3,019	$(1,884)	$1,135

As of January 1, 2002, purchased intangible asset associated with the assembled workforce in the amount of $486,000, net of accumulated amortization of $291,000, was reclassified to goodwill in accordance with SFAS No. 142, written off, and included in the impairment of goodwill.

Amortization expense related to identifiable intangible assets for the years ended December 31, 2001, 2002 and 2003 was $862,000, $850,000 and $603,000, respectively. Amortization expense for the year ended December 31, 2002 included the write-off of licensed intellectual property of $101,000. Amortization expenses are expected to be $603,000 and $532,000 for 2004 and 2005, respectively. Purchased intangible assets have estimated useful lives of two to five years.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

4.    Restructuring Charges

In September 2002, the Company implemented a restructuring program (the “Restructuring Plan”) to bring the Company’s expenses more in line with revised revenue and cash flow projections. This plan required the closure of the St. Louis facility, consolidation of the animal production in Cranbury, New Jersey, and elimination of personnel. Through the completion of the Restructuring Plan in December 2002, the Company recorded $3,411,000 of restructuring charges in accordance with Emerging Issues Task Force 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, and Staff Accounting Bulletin 100, Restructuring and Impairment Charges. These charges represent estimated employee severance costs, abandonment of leasehold improvements and other fixed assets associated with the vacated facility, and remaining lease obligation, in the amount of $275,000, $1,028,000 and $2,108,000, respectively. As of the completion of the Restructuring Plan, the Company incurred approximately $228,000 in severance payments to employees.

In connection with the closure of the St. Louis facility, the Company wrote off of the remaining cost of licensed intellectual property in the amount of $101,000.

In February 2003, the Company further reduced its workforce at both the Alameda and New Jersey sites. The Company recorded severance cost of $669,000 in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires companies to recognize costs associated with restructuring, discontinued operations, plant closing or other exit or disposal activity, when they are incurred rather than at the date of a commitment to an exit or disposal plan.

The following table depicts the restructuring and impairment activity during fiscal year ended December 31, 2002 and 2003 (in thousands):

	Severance and Related Charges	Vacated Facilities	Asset Impairment Charges	Total
Accrued restructuring charges:

Beginning balance, January 1, 2002	$—	$—	$—	$—

Charged to expense	275	2,108	1,028	3,411
Cash expenditures	(228)	(43)	—	(271)
Noncash write-offs	—	—	(1,028)	(1,028)

Ending balance, December 31, 2002	47	2,065	—	2,112

Charged to expense	669	—	—	669
Cash expenditures	(716)	(267)	—	(983)

Ending balance, December 31, 2003	$—	$1,798	$—	$1,798

The Company expects to pay the accrued lease obligations over the remaining term of the lease, which terminates in 2010.

5.	Short-Term and Restricted Investments

The Company invests its excess cash in debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that minimize risk and maximize liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced any material losses on its short-term investments. As of December 31, 2003, all of the investments held by the Company had a contractual maturity of one year or less.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

The following is a summary of the Company’s short-term and restricted investments, accounted for as available-for-sale securities (in thousands):

	Available-for-Sale Securities
	Cost	Gross Unrealized Gains	Estimated Fair Value
December 31, 2002:
Money market funds	$1,015	$—	$1,015
Certificates of deposit	1,279	—	1,279
Corporate debt securities	1,446	3	1,449

	$3,740	$3	$3,743

December 31, 2003:
Money market funds	$1,024	$—	$1,024
Certificates of deposit	1,159	—	1,159
Corporate debt securities	1,026	1	1,027

	$3,209	$1	$3,210

At December 31, 2002 and 2003, approximately $2,294,000 and $2,183,000, respectively, held in money market funds and certificates of deposit, represented restricted investments in connection with lease agreements and loans.

6.	Inventory

At December 31, 2002 and 2003, inventories consisted of the following (in thousands):

	2002	2003
Raw materials	$1,010	$2,044
Finished goods	—	65

	$1,010	$2,109

7.	Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,
	2002	2003
Land and building	$1,497	$—
Furniture and office equipment	3,770	3,910
Laboratory equipment	7,761	8,676
Leasehold improvements	4,188	4,117

	17,216	16,703
Less accumulated depreciation and amortization	(8,762)	(11,737)

	$8,454	$4,966

The cost of assets held under capital leases included in fixed assets was approximately $237,000 and $263,000 at December 31, 2002 and 2003, respectively. Accumulated amortization of assets held under capital leases was approximately $195,000 and $219,000 at December 31, 2002 and 2003, respectively.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

8.	Loans Payable and Capital Lease Obligations

Loans payable at December 31, 2002 and 2003 consist of the following (in thousands):

	Interest Rate	Payment Term	Repayment Schedule	Due Date	2002	2003
Bank of America	7.88%	Principal & interest	Monthly	2005	$207	$128
Bank of America	3.00-3.25%	Interest only	Monthly	2004	1,000	1,000
			Principal at maturity
Silicon Valley Bank	5.50%	Interest only	Monthly	2005	—	2,000
			Principal at maturity
GATX loans	12.01-13.87%	Principal & interest	Monthly		2,410	—
Transamerica loans	2.48%	Principal & interest	Monthly		169	—
GE Capital loans	9.28-11.12%	Principal & interest	Monthly	2006-2007	3,574	3,227

Total					$7,360	$6,355

Capital lease obligations at December 31, 2002 and 2003 consist of the following (in thousands):

	Interest Rate	Payment Term	2002	2003
Ford	6.90-7.90%	Principal & interest	$35	$22
Dell	6.42%	Principal & interest	—	21
CM Financial	11.46-13.23%	Principal & interest	65	33

Total			$100	$76

Under the terms of the secured loan with Silicon Valley Bank, the Company is required to maintain at all times a certain ratio, calculated by the sum of unrestricted cash and investment with the bank plus eligible accounts receivable, divided by outstanding loan amount. Total available borrowing under this credit facility is $3 million, and is secured by the Company’s assets excluding encumbered fixed assets and intellectual property. As of December 31, 2003, the Company’s management believes it is in compliance with covenants under the agreement.

In March 2004, the Company and Silicon Valley Bank entered into an amendment, increasing the credit facility to $7 million.

Under the terms of the secured loan with Bank of America, the Company is required to restrict the use of cash equivalent to its outstanding loan amount. The Company shall not withdraw funds from the deposit account without prior written consent of the bank. As of December 31, 2002 and 2003, the Company is in compliance with such requirement.

In January 2004, the Company repaid all obligations relating to the $1 million loan from Bank of America.

The Company’s equipment lines with other lenders are secured by the financed equipment.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

The aggregate amount of required future payments on loans payable and capital leases is as follows (in thousands):

	Loans Payable	Capital Leases
2004	$2,585	$59
2005	3,508	19
2006	891	1
2007	8	—

Total minimum payments	6,992	79
Less amount representing interest	(637)	(3)
Less amount representing deferred charge associated with warrants issued	(38)	—

Present value of minimum payments	6,317	76
Current portion	(1,154)	(57)

Long-term portion	$5,163	$19

The weighted average interest rate for the year ended December 31, 2002 and 2003 was 10.57% and 10.21%, respectively.

9.	Commitments and Contingencies

Operating Leases—The Company leases certain real property under non-cancelable operating lease agreements in Alameda and Mountain View, California; Cranbury, New Jersey; and St. Louis, Missouri. These leases expire at various dates between September 2004 and April 2010 and have extension options of between one and five years. In connection with these lease agreements, the Company was required to hold certificates of deposit amounting to $1,159,000, included in restricted investments at December 31, 2003. The following is a schedule of minimum rental commitments under operating lease agreements as of December 31, 2003 (in thousands):

Years Ending December 31,
2004	$3,551
2005	3,683
2006	2,384
2007	1,996
2008	1,983
Thereafter	1,774

$15,371

During the years ended December 31, 2001, 2002 and 2003, the Company incurred rent expenses of approximately $3,436,000, $3,809,000 and $3,729,000, respectively.

Purchase Commitments—The Company had various purchase order commitments totaling approximately $4.7 million as of December 31, 2003.

Legal Proceedings—The company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. On August 9, 2001, AntiCancer, Inc. filed a lawsuit in the Superior Court of California, County of San Diego, against the Company and other third parties. The complaint alleges causes of action for trade label, defamation, intentional interference with contract, intentional interference with prospective economic advantage and unfair competition. The matter is awaiting hearing on certain dispositive motions, and discovery has not yet commenced. The Company’s management believes AntiCancer’s claims against the Company are without merit,

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

and intends to vigorously defend the Company in this matter. While the outcome of this litigation is currently not determinable, the Company’s management does not expect that resolution of this matter will materially impact the business, results of operations or financial conditions of the Company.

10.	Redeemable Convertible Preferred Stock

The holders of Series C, D, E and F redeemable convertible preferred stock were entitled to receive noncumulative dividends out of any assets legally available, prior and in preference to any declaration or payment of any dividend (payable other than in common stock or other securities) on the Company’s common stock, at the rate of $0.142, $0.18, $0.465 and $1.096 per share per annum, respectively, per common share, on an as-if-converted basis, as and if declared by the board of directors. No dividends were declared for Series C, D, E and F redeemable convertible preferred stock since issuance.

The Series C, D, E, F and G redeemable convertible preferred stock are convertible to common stock on a one-to-one ratio. The Series F conversion ratio was adjusted, for antidilution, upon the issuance of Series G redeemable convertible preferred stock in 2001 and 2002. As a result of this adjustment, each share of Series F redeemable convertible preferred stock is convertible into approximately 1.1 shares of common stock at any time after the approximately 1.1 shares of common stock at any time after the date of issuance. In accordance with EITF Issue No. 00-27, Application of EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios to Certain Convertible Instruments (EITF Issue No. 00-27), the Company recorded a deemed dividend in the amount of $4.0 million and $141,000 in 2001 and 2002, respectively, which is equal to the additional number of shares of common stock resulting from the adjustment of the conversion ratio multiplied by the Company’s common stock price at the issuance date of Series F redeemable convertible preferred stock.

The holders of the Series G redeemable convertible preferred stock, in preference to the holders of the Series A and B convertible preferred stock and the Series C, D, E and F redeemable convertible preferred stock or the common stock, are entitled to receive on the last day of each calendar quarter, cumulative dividends accruing on a daily basis at the rate of 8% per annum per share. These dividends shall be paid in additional shares of Series G redeemable convertible preferred stock valued at $5.82 per share whether or not they have been declared and whether or not there are profits, surplus, or other funds of the Company legally available for the payment of dividends. In the event of redemption or conversion of Series G redeemable convertible preferred stock, on or prior to the date that is 30 months from the date of issuance, each holder of the Series G redeemable convertible preferred stock shall be entitled to receive a dividend of Series G redeemable convertible preferred stock in the amount of dividends that would have been payable from the date of redemption or conversion to the date which is 30 months from the date of issuance of such holder’s shares. During 2002 and 2003, the Company paid a dividend in kind for Series G redeemable convertible preferred stock of 383,114 and 560,073 shares, respectively, of Series G redeemable convertible preferred stock. These shares were valued at $2.2 million and $3.2 million, and have been recorded in the Company’s consolidated financial statements as an increase to Series G redeemable convertible preferred stock.

Series C, D, E, F and G shares of redeemable convertible preferred stock were redeemable by the stockholders. Holders of the majority of the then outstanding Series C and/or Series D and/or Series E and/or Series F, and/or Series G redeemable convertible preferred stock may give written

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

notice to the Company of a demand for redemption of the respective shares of redeemable convertible preferred stock at any time after December 31, 2004. The price per share to be paid to the holders of the Series C, D, E, F and G redeemable convertible preferred stock is $1.78, $2.26, $5.82, $13.70 and $5.82, respectively, plus an additional amount equal to any dividends declared but unpaid on such series. The redemption price was to be paid in three equal annual installments. Since the issuance of Series C, D, E, F and G redeemable convertible preferred shares until the conversion of the redeemable convertible preferred stock, the Company accreted annually up to the respective redemption values of each of the Series C, D, E, F and G redeemable convertible preferred shares. In 2002 and 2003, cumulative accretion to the full redemption values was $1,755,000 and $2,099,000, respectively, recorded as mezzanine debt, presented outside of stockholders’ equity (deficit).

In 2003, upon issuance of the Series AA convertible preferred stock, all outstanding Series C, D, E, F and G redeemable convertible preferred stock were converted to Series AA convertible preferred stock and common stock. Furthermore, all outstanding warrants were converted to Series AA warrants or common stock warrants (see Note 11).

11.	Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Reverse Stock Split

In January 2001, the Company’s board of directors and stockholders approved a 0.73-for-one reverse split of its common stock which became effective on January 10, 2001. In August 2001, the board of directors and stockholders approved a 0.73-for-one reverse split of its preferred stock, which became effective on October 11, 2001. The accompanying financial statements have been adjusted retroactively to reflect the reverse splits.

The holders of the Series A and B convertible preferred stock were entitled to receive noncumulative dividends out of any assets legally available, prior and in preference to any declaration or payment of any dividend (payable other than in common stock or other securities) on the Company’s common stock, at the rate of $0.036 and $0.054 per share per annum, respectively, per common share, on an as-if-converted basis, as and if declared by the board of directors. No dividends were declared to date for Series A and B convertible preferred stock. In 2003, upon issuance of the Series AA convertible preferred stock, all outstanding Series A and B convertible preferred stock were converted to Series AA convertible preferred stock and common stock.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

Convertible Preferred Stock

Convertible preferred stock is issuable in series, with rights and preferences. Shares issued and outstanding are as follows (in thousands, except for share data):

	December 31, 2003
	Shares Issued and Outstanding	Liquidation Value
Convertible preferred stock:
Series AA	65,931,606	$102,853

In April and July of 2003, the Company issued approximately 42 million shares of Series AA convertible preferred stock at $0.52 per shares, raising net proceeds of approximately $21.5 million. In connection with the financing, the Company also issued approximately 24 million shares of Series AA convertible preferred stock and 3 million shares of common stock, in exchange for cancellation of 20 million shares of all other outstanding series of redeemable and convertible preferred stock. In connection with the issuance of Series AA convertible preferred stock, the Company also exchanged outstanding warrants to purchase previously issued series of preferred stock and common stock for approximately 2.6 million warrants to purchase shares of Series AA convertible preferred stock and 187,000 warrants to purchase common stock. In accordance with EITF Issue No. 00-27, Application of EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios to Certain Convertible Instruments (EITF Issue No. 00-27), the allocated value of the Series G redeemable convertible preferred stock and Series AA convertible preferred stock contained a beneficial conversion feature calculated based on the difference between the effective conversion price of the proceeds allocated to the Series G redeemable convertible preferred stock and Series AA convertible preferred stock and the deemed fair market value of the common stock at the date of issuance. The Company recorded an aggregate deemed dividend charge of $2,369,000 in 2003, representing the aggregate beneficial conversion feature.

Dividends—The holders of Series AA convertible preferred stock shares, in preference to the holders of the common stock shares, shall be entitled to receive dividends out of any assets legally available prior and in preference to any declaration or payment of any dividend to common stock, at the rate of $0.0416 per share per annum, as and if declared by the board of directors.

Liquidation preference—In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series AA convertible preferred stock shall be entitled to receive prior and in preference to any distribution of any of the assets or surplus of the Company funds to the holders of common stock, an amount equal to $1.56 per share, plus a further amount equal to any dividends declared but unpaid. If the assets are insufficient to provide for cash payment to the holders of the Series AA convertible preferred stock, the entire assets shall be distributed pro rata among the holders of the Series AA convertible preferred stock in proportion to the full preferential amount each holder would otherwise be entitled to receive.

Conversion Rights—Each share of the Series AA convertible preferred stock shall be convertible into a share of common stock on a one-to-one basis at any time after the date of issuance.

Voting Rights—The holders of each share of the Series AA convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

12.	Stock-Based Compensation

Common Stock

Common stock issued to certain employees of the Company upon the early exercise of options and issuance of restricted stock is subject to right of repurchase which lapses over vesting periods. At December 31, 2002 and 2003, 41,566 and 5,084 shares were subject to repurchase at a weighted-average price per share of $0.57 and $0.49, respectively.

Reserved Shares

As of December 31, 2002 and 2003, Xenogen has reserved shares of common stock for future issuance as follows:

	2002	2003
Stock options	3,717,206	10,498,941
Warrants	1,763,793	2,768,425
Preferred stock	21,932,948	65,931,606

	27,413,947	79,198,972

Note Receivable from Stockholders

During 1998, the Company issued 620,500 shares of common stock to officers in exchange for full recourse notes receivable of approximately $111,000, at an interest rate of 6% per annum. The notes were initially due at the earlier of December 31, 2002 or cessation of employment, and amended to become due at December 31, 2004 or cessation of the employment. Shares were fully vested at December 31, 2002 and 2003.

In March of 2004, the Company’s board of directors passed a resolution to forgive outstanding notes receivable, including accrued interest contingent upon the filing of a registration statement with the Securities and Exchange Commission on Form S-1 for an initial public offering.

Warrants

In connection with the issuance of convertible notes payable in 1997, the Company granted warrants to purchase 84,230 shares of Series C redeemable convertible preferred stock with an exercise price of $1.78 per share to an officer and a stockholder. In 2003, upon the issuance of Series AA convertible convertible preferred stock, these warrants were converted to warrants to purchase Series AA convertible preferred stock and common stock.

In connection with a debt financing in 1998, the Company issued warrants to purchase 56,154 shares of common stock at an exercise price equal to $1.78 per share. At December 31, 2003, these warrants were still outstanding.

In connection with a financing in 1999, the Company granted a lender warrants to purchase 44,242 shares of common stock at an exercise price equal to $2.26 per share. At December 31, 2003, these warrants were still outstanding.

In connection with extensions in amounts available under one of the financing arrangements in 2000, the Company granted a lender warrants to purchase 11,061 and 18,035 shares of common stock at an exercise price equal to $2.26 and $5.82 per share, respectively. At December 31, 2003, these warrants were still outstanding.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

In connection with a debt financing in 2001, the Company issued warrants to purchase 13,746 shares of Series G convertible preferred stock at an exercise price of $5.82 per share. In the accompanying consolidated financial statements, these warrants were valued at approximately $20,000 and recorded as discount to debt to be amortized to expense over the loan’s repayment period of 36 months from the date of withdrawal. The assumptions used in calculating the fair value were as follows: a risk-free interest rate of 4%, a contractual term of 10 years, 8% dividend yield, and a volatility factor of 65%. In 2003, upon issuance of Series AA convertible preferred stock, these warrants were converted to warrants to purchase Series AA convertible preferred stock and common stock.

In connection with the issuance of Series G redeemable convertible preferred stock in 2001 and 2002, the Company granted warrants to purchase 1,335,513 and 51,546 shares of Series G redeemable convertible preferred stock, respectively, with an exercise price of $5.82 per share to the investors. Approximately $77,000 and $2 million, respectively, of the aggregate proceeds were allocated to the fair value of warrants issued. These warrants were valued using the Black-Scholes method with the following assumptions: a 3% risk-free interest rate, an 8% dividend yield, an expected life of 10 years and a volatility factor of 65%. In 2003, upon issuance of the Series AA convertible preferred stock, these warrants were converted to warrants to purchase Series AA convertible preferred stock and common stock.

In connection with a debt financing in 2002, the Company issued warrants to purchase 12,028 shares of Series G preferred stock at an exercise price of $5.82 per share. In the accompanying consolidated financial statements, these warrants were valued at approximately $24,000 and recorded as discount to debt to be amortized to expense over the loan’s repayment period of 36 months from the date of withdrawal. The assumptions used in calculating the fair value were as follows: a risk-free interest rate of 3.85%, a contractual term of seven years, 8% dividend yield, and a volatility factor of 75%. In 2003, upon issuance of the Series AA convertible preferred stock, these warrants were converted to warrants to purchase Series AA convertible preferred stock and common stock.

1996 Stock Option Plan

In 1996, the board of directors adopted the 1996 Stock Option Plan (the 1996 Plan). The 1996 Plan has 3,765,898 of common stock shares authorized for grant at December 31, 2003. The 1996 Plan provides for the granting of incentive and nonstatutory stock options to employees, officers, directors, and nonemployees of the Company. Incentive stock options may be granted with exercise prices not less than fair value, and nonstatutory stock options may be granted with an exercise price not less than 85% of the fair value of the common stock on the date of grant. Stock options granted to a stockholder owning more than 10% of voting stock of the Company may be granted with an exercise price of not less than 110% of the fair value of the common stock on the date of grant. The board of directors determines the fair value of the common stock. Stock options are generally granted with terms of up to ten years and vest over a period of four years under the 1996 Plan. The 1996 Plan which, upon acceptance by the optionee, would permit the optionee to exercise unvested options and enter into a restricted stock purchase agreement with respect to the underlying shares of common stock.

On December 1, 2003, the Company issued options covering 1,969,679 shares of its common stock pursuant to an option exchange program, initiated in May 2003. Pursuant to the terms of the option exchange program, eligible optionees were offered the opportunity to exchange outstanding

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

options to purchase the Company’s common stock with an exercise price of $0.10 or more for options to purchase the Company common stock that would be issued at least six months and one day following the cancellation date of the exchanged options with an exercise price equal to the fair market value of such common stock on the date of grant, subject to the optionee continuing to provide services to the Company through the grant date of the new options. The vesting provisions of the original options would carry over to the newly issued options. The Company has evaluated this transaction in the context of guidance in EITF 00-23, “Issues Related to the Accounting For Stock Compensation Under APB Opinion No. 25 and FASB Interpretation No. 44, and has concluded that the reissued options require variable accounting treatment. The effect of this accounting on the 2003 financial statements was compensation of approximately $1,630,000

In connection with the stock options granted to employees during the year ended December 31, 2003, the Company recorded deferred compensation of $6,305,000, which represents the difference between the option exercise price and the deemed fair market value of the common stock determined for financial reporting purposes on the grant date. The deferred compensation will be recognized as an expense over the vesting period of the underlying stock options, generally four years, in accordance with the method described in FASB Interpretation APB Opinion No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (An Interpretation of APB No. 15 and 25).” The Company recorded stock-based compensation expense of $1,665,000 for the year ended December 31, 2003.

Under the 1996 Plan, all options outstanding for the years ended December 31, 2001, 2002 and 2003 are exercisable. A summary of the Company’s stock option activity and related information for the years ended December 31, 2001, 2002 and 2003 is as follows:

	Shares Available for Future Grants	Outstanding Options
		Shares	Exercise Price	Weighted Average Exercise Price
Balance at January 1, 2001	243,458	2,011,670	$0.18–$2.74	$1.91

Authorized	800,000	—	—	—
Options granted	(964,276)	964,276	$1.00–$3.00	$1.78
Options exercised	—	(43,812)	$0.18–$2.74	$0.72
Options canceled	400,010	(400,010)	$0.36–$3.00	$2.52
Options repurchased	23,357	—	$0.36–$1.37	$0.52

Balance at December 31, 2001	502,549	2,532,124	$0.18–$3.00	$1.79

Authorized	700,000	—	—	—
Options granted	(838,865)	838,865	$1.00	$1.00
Options exercised	—	(21,281)	$0.18–$2.74	$1.26
Options canceled	545,591	(545,591)	$0.36–$3.00	$1.57
Options repurchased	3,814	—	$0.36–$1.37	$0.87

Balance at December 31, 2002	913,089	2,804,117	$0.18–$3.00	$1.60

Authorized	6,774,991	—	—	—
Options granted	(6,650,395)	6,650,395	$0.06–$1.00	$0.10
Options exercised	—	(1,676)	$0.41–$1.00	$0.55
Options canceled	2,719,793	(2,719,793)	$0.06–$3.00	$1.52
Options repurchased	8,420	—	$0.41–$1.37	$0.97

Balance at December 31, 2003	3,765,898	6,733,043	$0.06–$3.00	$0.15

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

The following table summarizes information about the stock options outstanding under the 1996 plan at December 31, 2003:

	Options at December 31, 2003

Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Number of Options Vested	Weighted Average Exercise Price
(In Years)
$0.06	6,363,757	9.91	1,335,440	$0.06
$0.18	3,651	4.18	3,651	$0.18
$0.36	3,958	4.96	3,958	$0.36
$0.41	44,593	6.06	42,945	$0.41
$1.00	141,856	8.30	64,760	$1.00
$1.37	29,200	6.67	29,200	$1.37
$2.74	99,863	6.85	76,667	$2.74
$3.00	46,165	7.34	31,314	$3.00

	6,733,043	9.77	1,587,935	$0.15

In August 2000 and January 2001, the Company granted nonemployee options to purchase 51,100 and 14,600 shares, respectively, of common stock at $1.37 and $3.00, respectively, per share in exchange for services. The fair value of options granted to nonemployees was determined using the Black-Scholes model with the following weighted-average assumptions: a risk-free interest rate of 5.00%, a contractual life of 10.0 years, a dividend yield of zero, and an expected volatility of 65%. In connection with these options to purchase common stock, the Company recorded a noncash charge in its consolidated statement of operations for the year ended December 31, 2001. The value will be periodically remeasured as the underlying options vest.

In 2003, the Company granted nonemployee options to purchase 29,200 share of common stock at $0.06 per share in exchange for services. The fair value of options granted to nonemployees was determined using the Black-Scholes model with the following weighted-average assumptions: a risk-free interest rate of 5.00%, a contractual life of 10.0 years, a dividend yield of zero, and an expected volatility of 65%. In connection with these options to purchase common stock, the Company recorded a stock-based compensation expense of $29,000 in its consolidated statement of operations for the year ended December 31, 2003.

Restricted Stock Awards

On December 1, 2003, the Company offered to employees 640,000 shares of common stock at $0.06 under the restricted stock agreement. At December 31, 2003, 480,000 of the common stock had been purchased, with the remainder purchased in January 2004. The shares vest over a four-year period. The Company recorded deferred compensation in the amount $625,000. The deferred compensation will be recognized as an expense over the vesting period in accordance with the method described for awards with graded-vesting in FASB Interpretation APB Opinion No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Awards Plans (An Interpretation of APB No. 15 and 25).”

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

2004 Equity Incentive Plan

In 2004, the Company’s board of directors proposed to adopt the 2004 Equity Incentive Plan, which provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees, and for the grant of nonstatutory stock options, restricted stock, stock appreciation rights, performance units and performance shares to employees, directors and consultants. The proposed plan requires approval from the stockholders to be effective. The Plan will automatically terminate in 2014 unless terminated sooner at the discretion of the Company’s management with the approval of the board of directors.

2004 Employee Stock Purchase Plan

Concurrent with the proposal to adopt the 2004 Equity Incentive Plan, the Company’s board of directors proposed to establish the 2004 Employee Stock Purchase Plan (the “Plan”). The board of directors or a committee of the board will administer the Plan. Under the Plan, all employees are eligible to participate if they are customarily employed for at least 20 hours per week and more than 5 months in any calendar year, to purchase additional shares of the Company’s common stock. The Plan is intended to qualify under Section 423 of the Internal Revenue Code. Participants may make purchases through deduction of eligible compensation. The Plan will automatically terminate in 2024 unless terminated sooner at the discretion of the Company’s management with the approval of the board of directors.

13.	Related Party Transactions

The Chairman of the Company is a member of the board of directors of Cell Genesys, Inc. In December 2001, the Company signed a license agreement with Cell Genesys, Inc. Under the terms of the agreement, the Company granted a nonexclusive license to Cell Genesys, Inc. and delivered an imaging system for approximately $400,000. The license agreement was amended in November of 2003 for one additional annual term. Also in 2003, Cell Genesys, Inc. made a milestone payment of $300,000 to the Company. The amount owed to the Company relating to this agreement was approximately $1,000 at December 31, 2003.

The Company entered into a license agreement with a third party (the University) dated July 1, 1997 superceded by a new agreement dated May 5, 2000 (the License). The License provides the Company with the exclusive worldwide right to use the inventions, certain materials, and related patents in all fields of use, including the Company’s right to sublicense all or a portion of the rights pursuant to the License, until the expiration of the last to expire licensed patents.

In accordance with the License, the Company pays the University an annual nonrefundable royalty payment. In addition, the Company pays the University certain specified percentages of amounts received from the licensed patents and from the Company’s sublicense, if any. Included in the accompanying consolidated statements of operations for the years ended December 31, 2001, 2002, and 2003 is approximately $310,000, $410,000, and $223,000, respectively, of royalty expense resulting from this license agreement. The Company’s president and spouse are co-inventors of the inventions, the License. Under the University’s current royalty sharing policy, the inventors receive a portion of the royalty payments.

The Company entered into a consulting agreement with the spouse of the Company’s president. The consulting fee amounts to $3,000 per month. Annual expenses of approximately $36,000 incurred under this agreement have been reflected in the consolidated statement of operations for

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

the years ended December 31, 2003, 2002 and 2001. The Company’s management believes such transaction has been conducted as if consummated on an arm’s-length basis between two independent parties.

14.	Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2001	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$18,022	$27,450	$32,032
Research credit carryforwards	5,180	6,579	8,075
Capitalized research and development	1,492	1,980	2,410
Other temporary differences	1,564	3,200	4,993

	26,258	39,209	47,510
Valuation allowance	(26,258)	(39,209)	(47,510)

Net deferred tax assets	$—	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $8,640,000, $12,951,000 and $8,301,000 during 2001, 2002 and 2003, respectively.

As of December 31, 2003, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $90,558,000 and $34,632,000, which expire in fiscal years ended December 31, 2005 to 2008, respectively.

As of December 31, 2003, the Company had research and development credit carryforwards for federal purposes of $5,786,000 which expire in fiscal years ended December 31, 2004 through December 31, 2023. The Company had research and development credit carryforwards for California purposes of $2,184,000 which do not expire. The California Manufacturers’ Investment credit carryforwards of $105,000 will expire beginning December 31, 2007 through December 31, 2008.

The annual usage of the Company’s net operating loss and research and development credits are subject to Internal Revenue Code Section 382 limitations due to the ownership changes. Ownership changes had occurred limiting both the net operation loss and other tax attributes and a valuation allowance is recorded for the portion that will not be utilized.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

The following table provides a reconciliation of statutory income tax rate for the years ended December 31, 2003, 2002 and 2001 (in thousands):

	Years Ended December 31,
	2001	2002	2003
Federal statutory rate provision (benefit)	(34.0)%	(34.0)%	(34.0)%
State net of federal tax benefit	(3.6)	(3.0)	(6.7)
Amortization of deferred compensation	6.4	0.6	3.0
R&D credit	(2.0)	(1.3)	(4.2)
Reduction of goodwill	7.7	16.5	0.0
Valuation Allowance	24.9	20.7	40.5
Others	0.6	0.5	1.4

	—%	—%	—%

15.	Enterprise and Related Geographic Information

The Company is managed by its executive officers in Alameda, California, and has a West Coast and East Coast facility. The Company operates in one business segment and sells products and technologies for analyzing and managing complex image data from live animals. The West Coast operation primarily develops, manufactures and markets the Company’s proprietary IVIS Imaging Systems, and licensing of the Company’s technology. The East Coast operation primarily focuses on providing animal production services to customers using the imaging system and related technology. The Company generates sales revenue from both domestic and international customers.

	Years Ended December 31
	2001	2002	2003
	(In thousands)
Revenue:
Product	$1,961	$5,148	$7,577
Contract	7,452	6,541	7,369
License	3,831	4,325	5,117

Total gross revenue	$13,244	$16,014	$20,063

Domestic revenue	$12,027	$13,289	$16,526
International revenue	1,217	2,725	3,537

Total gross revenue	$13,244	$16,014	$20,063

16.	401(k) Retirement Plan

The Company adopted the 401(k) Retirement Plan (the “Plan”) in October of 1998. Substantially all employees are eligible to participate upon the initial hire date. Under the Plan, employees may contribute to 40% of their eligible compensation, with the Company making discretionary matching contributions, subject to certain IRS limitations. To date, the Company has not made any discretionary matching to the Plan.

17.	Loss Per Share

Basic net loss attributable to common stockholders excluding cumulative effect of an accounting change per share and net loss attributable to common stockholders per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Redeemable convertible preferred stock outstanding of

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

20,883,594 and 21,438,529 shares at December 31, 2001 and 2002, respectively, convertible preferred stock outstanding of 190,240, 190,240, 65,931,606 shares at December 31, 2001, 2002 and 2003, respectively, warrants to purchase preferred stock and common stock of 1,583,205, 1,763,793 and 2,768,425 at December 31, 2001, 2002 and 2003, respectively, options to purchase common stock of 2,532,124, 2,804,117, and 6,733,043 shares at December 31, 2001, 2002 and 2003, and restricted common stock of 480,000 shares were not included in the computations of diluted net loss attributable to common stockholders before cumulative effect of an accounting change per share for 2001, 2002 and 2003 and net loss attributable to common stockholders per share for 2001, 2002 and 2003 as there inclusion would be antidilutive.

Basic and diluted net loss attributable to common stockholders excluding cumulative effect of an accounting change per share and net loss attributable to common stockholders per share were calculated as follows (in thousands, except per share data):

	Years Ended December 31,
	2001	2002	2003
Net loss attributable to common stockholders excluding cumulative effect of an accounting change	$(39,601)	$(34,961)	$(26,520)

Cumulative effect of an accounting change—Impairment of goodwill:	—	(30,906)	—

Net loss attributable to common stockholders	$(39,601)	$(65,827)	$(26,520)

Weighted average number of common shares—basic and diluted	3,822,818	3,827,770	5,478,472

Basic and diluted loss excluding cumulative effect of an accounting change per share:	$(10.36)	$(9.12)	$(4.84)
Basic and diluted cumulative effect of an accounting change per share:	—	(8.08)	—

Basic and diluted net loss attributable to common stockholders per share:	$(10.36)	$(17.20)	$(4.84)

PROSPECTUS , 2004

                     Shares

Common Stock

Thomas Weisel Partners LLC

CIBC World Markets

JMP Securities

Until                     , 2004 (25 days after the commencement of this offering), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the various fees and expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commission. All of the amounts shown are estimated except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Amount to be Paid
SEC Registration Fee	6,557
NASD Filing Fee	5,675
Nasdaq National Market Listing Fee	100,000
Printing and Engraving Expenses	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Transfer Agent and Registrar Fees and Expenses	*
Blue Sky Fees and Expenses	*
Miscellaneous Expenses	*

Total	*

*	to be filed by Amendment.

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

The registrant’s certificate of incorporation and bylaws provide that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

In addition, the registrant has entered into separate indemnification agreements with its directors and executive officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors or executive officers. The registrant also intends to maintain director and officer liability insurance, if available on reasonable terms. We intend to enter into indemnification agreement with any directors and executive officers in the future.

These indemnification provisions and the indemnification agreements entered into between the registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the registrant’s executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its executive officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.    Recent Sales of Unregistered Securities

Since January 1, 2001 the registrant has issued and sold the following unregistered securities:

(1) We have granted options to purchase 8,983,436 shares of common stock to employees, directors and consultants under our 1996 stock option plan at exercise prices ranging from $0.06 to

$3.00 per share. Of the 8,983,436 shares granted, 6,949,819 remain outstanding, 123,687 shares of common stock have been purchased pursuant to exercises of stock options and 1,909,930 shares have been canceled and returned to the 1996 stock option plan. Each transaction pursuant to our 1996 stock option plan was exempt from registration requirements in reliance on Rule 701 under Section 3(b) of the Securities Act.

(2) On January 19, 2001, we affected a 0.73-for-one reverse split of our common stock and reissued an aggregate of 3,800,569 shares in exchange for the common stock outstanding immediately prior to such stock split. Such issuance was exempt from registration requirements in reliance on Section 3(a)(9) of the Securities Act.

(3) On September 21, 2001, we issued a warrant to purchase 13,746 shares of that class of preferred stock issued in the our next round of private financing at a per share exercise price of $5.82 to General Electric Capital Corporation in connection with a leaseline facility. This warrant became exercisable for 13,746 shares of Series G preferred stock at our October 18, 2001 closing of the Series G preferred stock financing. This issuance was exempt from registration requirements in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder.

(4) On October 11, 2001, we affected a 0.73-for-one reverse split of our preferred stock and reissued an aggregate of 16,522,765 shares in exchange for the preferred stock outstanding immediately prior to such stock split. Such issuance was exempt from registration requirements in reliance on Section 3(a)(9) of the Securities Act.

(5) On October 18, 2001, we sold an aggregate of 3,764,442 shares of Series G preferred stock at a per share price of $5.82 and issued warrants to purchase 1,129,328 shares of Series G preferred stock at a per share exercise price of $5.82 to eight investors. These issuances were exempt from registration requirements in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder.

(6) On November 8, 2001, we sold 515,464 shares of Series G Preferred stock at a per share price of $5.82 and issued warrants to purchase 154,639 shares of Series G preferred stock at a per share exercise price of $5.82 to one investor. This issuance was exempt from registration requirements in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder.

(7) On December 21, 2001, we sold 171,822 shares of Series G preferred stock at a per share price of $5.82 and issued warrants to purchase 51,546 shares of Series G preferred stock at a per share exercise price of $5.82 to one investor. This issuance was exempt from registration requirements in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder.

(8) On December 31, 2001, we issued an aggregate of 69,341 shares of Series G preferred stock representing quarterly cumulative dividends of 8% per year on the Series G preferred stock. This issuance was exempt from registration requirements in reliance of Section 4(2) of the Securities Act.

(9) On January 14, 2002, we sold 171,821 shares of Series G preferred stock at a per share price of $5.82 and issued warrants to purchase 51,546 shares of Series G preferred stock at a per share exercise price of $5.82 to one investor. This issuance was exempt from registration requirements in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder.

(10) On March 31, 2002, we issued an aggregate of 93,352 shares of Series G preferred stock representing quarterly cumulative dividends of 8% per year on the Series G preferred stock. This issuance was exempt from registration requirements in reliance of Section 4(2) of the Securities Act.

(11) On June 30, 2002, we issued an aggregate of 96,773 shares of Series G preferred stock representing quarterly cumulative dividends of 8% per year on the Series G preferred stock. This issuance was exempt from registration requirements in reliance of Section 4(2) of the Securities Act.

(12) On September 30, 2002, we issued an aggregate of 93,465 shares of Series G preferred stock representing quarterly cumulative dividends of 8% per year on the Series G preferred stock. This issuance was exempt from registration requirements in reliance of Section 4(2) of the Securities Act.

(13) On December 4, 2002, we issued a warrant to purchase 12,028 shares of Series G preferred stock at a per share exercise price of $5.82 to General Electric Capital Corporation in connection with an equipment lease line. This issuance was exempt from registration requirements in reliance on section 4(2) of the Securities Act, or Regulation D promulgated thereunder.

(14) On December 31, 2002, we issued an aggregate of 99,524 shares of Series G preferred stock representing quarterly cumulative dividends of 8% per year on the Series G preferred stock. This issuance was exempt from registration requirements in reliance of Section 4(2) of the Securities Act.

(15) On March 31, 2003, we issued an aggregate of 101,516 shares of Series G preferred stock representing quarterly cumulative dividends of 8% per year on the Series G preferred stock. This issuance was exempt from registration requirements in reliance of Section 4(2) of the Securities Act.

(16) On March 14, 2003, we issued 8% secured convertible promissory notes in the principal amount of $3 million to five of our investors. These transactions were exempt from registration requirements in reliance of Section 4(2) of the Securities Act.

(17) On April 30, 2003, we sold an aggregate of 29,978,826 shares of Series AA preferred stock at a per share price of $0.52 to 35 investors. These transactions were exempt from registration requirements in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder.

(18) On April 30, 2003, we issued 23,837,396 shares of Series AA preferred stock issued in exchange for:

(a) 44,240 shares of our outstanding Series A preferred stock, 76,650 shares of our outstanding Series B preferred stock, 2,662,813 shares of our outstanding Series C preferred stock, 4,289,299 shares of our outstanding Series D preferred stock, and 4,306,992 shares of our outstanding Series E preferred stock, at a rate of 1 share of Series AA preferred stock per share Series A through Series E preferred stock; and

(b) 2,859,255 shares of our outstanding (as converted) Series F preferred stock and 5,445,679 shares of our outstanding Series G preferred stock at a rate of 1.5 shares of Series AA preferred stock per share of Series F and Series G preferred stock.

These transactions were exempt from registration requirements in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder.

(19) On April 30, 2003, we issued warrants to purchase 2,581,819 shares of Series AA preferred stock at a per share exercise price of $0.52 in exchange for:

(a) warrants to purchase 84,230 shares of Series C preferred stock, converted such that the new warrants are exercisable for 1 share of Series AA preferred stock for each share of Series C underlying the Series C warrants; and

(b) warrants to purchase 1,665,058 shares of Series G preferred stock, converted such that the new warrants are exercisable for 1.5 shares of Series AA preferred stock for each share of Series G underlying the Series G warrants.

These transactions were exempt from registration requirements in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder.

(20) On April 30, 2003, we issued 2,808,171 shares of common stock issued as conversion of 69,350 shares of our outstanding Series B preferred stock, 1,017,507 shares of our outstanding Series C preferred stock, 586,210 shares of our outstanding Series D preferred stock, 944,704 shares of our outstanding Series E preferred stock, and 190,400 shares of our outstanding Series G preferred stock, at a rate of 1 share of common stock per share Series A through Series G preferred stock. These transactions were exempt from registration requirements in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder.

(21) On April 30, 2003, we issued warrants to purchase 57,116 shares of common stock at a per share exercise price of $5.82 as conversion of a warrant to purchase 57,116 shares of Series G preferred stock. This transaction was exempt from registration requirements in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder.

(22) On July 8, 2003, we sold an aggregate of 12,115,384 shares of Series AA preferred stock at a per share price of $0.52 to four investors. These transactions were exempt from registration requirements in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder.

(23) On December 10, 2003, we sold 480,000 shares of restricted common stock at a price of $0.06 per share to David W. Carter. This transaction was exempt from registration in reliance on Section 4(2) of the Securities Act.

(24) On January 9, 2004, we sold 160,000 shares of restricted common stock at a price of $0.06 per share to Pamela R. Contag, Ph.D. This transaction was exempt from registration in reliance on Section 4(2) of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules

(a)  Exhibits

Exhibit Number	Description

1.1*	Form of underwriting agreement

3.1	Amended and restated certificate of incorporation of the registrant, as currently in effect

3.2*	Form of amended and restated certificate of incorporation of the registrant, to be effective upon completion of this offering

3.3	Bylaws of the registrant, as currently in effect

3.4*	Form of amended and restated bylaws of the registrant, to be effective upon completion of this offering

4.1*	Form of specimen common stock certificate

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1	Amended and restated investors rights agreement between the registrant and the investors set forth on the signature pages thereto, dated July 8, 2003

10.2	1996 stock option plan

10.3*	Form of 2004 equity incentive plan

10.4*	Form of 2004 employee stock purchase plan

10.5*	Form of indemnification agreement between the registrant and each of its officers and directors

Exhibit Number	Description

10.6	Employment agreement between the registrant and David W. Carter, dated January 21, 1998

10.7	Employment agreement between the registrant and Pamela R. Contag, Ph.D., dated January 21, 1998

10.8	Real estate lease agreement by and between the registrant and Alameda Real Estate Investments dated January 15, 1998 for 860 Atlantic Avenue, Alameda, California, together with Amendment No. 1 dated June 9, 1998, Amendment No. 2 dated November 28, 2000 and Amendment No. 3 dated January 30, 2003

10.9	Real estate lease agreement by and between the registrant and Alameda Real Estate Investments dated June 6, 2000 for 2061 Challenger Drive, Alameda, California, together with Amendment No. 1 dated November 28, 2000

10.10	Real estate lease agreement by and between the registrant and Cedar Brook II Corporate Center, L.P. dated August 1998 for 5 Cedar Brook Drive, Cranbury, New Jersey, together with Amendment No. 1 dated August 5, 1999

10.11	Real estate lease agreement by and between the registrant and Duke-Weeks Realty Limited Partnership, dated February 22, 2000 for 2033 Westport Center Drive, Maryland Heights, Missouri

10.12*	Form of common stock warrant

10.13	License agreement between the registrant and the Board of Trustees of the Leland Stanford Junior University, dated May 5, 2000††

10.14	License agreement between the registrant (formerly Embryogen, Inc.) and Ohio University dated June 13, 1985 and amended July 1, 1991††

10.15*	Sublicense agreement between the registrant (formerly DNX, Inc.) and GenPharm International, Inc., dated January 1, 1991 together with letter agreement amendment dated August 21, 1991†

10.16*	CCD camera manufacture and supply agreement between the registrant and Spectral Instruments, Inc. dated April 9, 2003†

10.17	Commercial license agreement between the registrant and IRM, LLC, dated July 12, 2000††

10.18*	License agreement between the registrant and Promega Corporation, dated March 20, 2003†

10.19*	Collaborative research agreement between the registrant (Xenogen Biosciences) and Pfizer, Inc., dated September 30, 2001 and amended January 21, 2002, September 29, 2003 and December 11, 2003†

10.20	Collaborative research agreement between the registrant (Xenogen Biosciences) and Pfizer, Inc., dated December 28, 2000††

10.21	Form of restricted stock purchase agreement between the registrant and Pamela Reilly Contag, Ph.D. and David W. Carter

16.1	Letter regarding change in certifying accountants

21.1	List of subsidiaries

23.1	Consent of Deloitte & Touche LLP, independent auditors

23.2*	Consent of counsel (included in exhibit 5.1)

24.1	Power of attorney (see page II-6 of this registration statement)

*	To be filed by amendment
†	Confidential treatment will be requested with respect to certain portions of this exhibit.
††	Confidential treatment has been obtained with respect to certain portions of this exhibit (see File No. 333-47030).

(b) Financial Statement Schedules

None.

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertake that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alameda, State of California on April 2, 2004.

By:	/S/ DAVID W. CARTER
David W. Carter
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, David W. Carter, Pamela Reilly Contag, Ph.D. and Kevin J. Birtchnell, and each of them, as his or her attorney-in-fact, with full power of substitution, for him or her in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any and all registration statements related to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by his said attorney to any and all amendments to said registration statement.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

Signature	Title	Date

/S/ DAVID W. CARTER David W. Carter	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	April 2, 2004

/S/ PAMELA REILLY CONTAG Pamela Reilly Contag, Ph.D.	President and Director	April 2, 2004

/S/ KEVIN BIRTCHNELL Kevin J. Birtchnell, A.C.A.	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 2, 2004

/s/ BRIAN ATWOOD Brian G. Atwood	Director	April 2, 2004

/s/ MICHAEL F. BIGHAM Michael F. Bigham	Director	April 2, 2004

/s/ ROBERT W. BRECKON Robert W. Breckon	Director	April 2, 2004

/S/ CHRISTINE CORDARO Christine B. Cordaro	Director	April 2, 2004

Signature	Title	Date

/s/ MICHAEL R. EISENSON Michael R. Eisenson	Director	April 2, 2004

William A. Halter	Director

Chris Jones	Director

/s/ RAYMOND WHITAKER Raymond Whitaker, Ph.D.	Director	April 2, 2004

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of underwriting agreement

3.1	Amended and restated certificate of incorporation of the registrant, as currently in effect

3.2*	Form of amended and restated certificate of incorporation of the registrant, to be effective upon completion of this offering

3.3	Bylaws of the registrant, as currently in effect

3.4*	Form of amended and restated bylaws of the registrant, to be effective upon completion of this offering

4.1*	Form of specimen common stock certificate

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1	Amended and restated investors rights agreement between the registrant and the investors set forth on the signature pages thereto, dated July 8, 2003

10.2	1996 stock option plan

10.3*	Form of 2004 equity incentive plan

10.4*	Form of 2004 employee stock purchase plan

10.5*	Form of indemnification agreement between the registrant and each of its officers and directors

10.6	Employment agreement between the registrant and David W. Carter, dated January 21, 1998

10.7	Employment agreement between the registrant and Pamela R. Contag, Ph.D., dated January 21, 1998

10.8	Real estate lease agreement by and between the registrant and Alameda Real Estate Investments dated January 15, 1998 for 860 Atlantic Avenue, Alameda, California, together with Amendment No. 1 dated June 9, 1998, Amendment No. 2 dated November 28, 2000 and Amendment No. 3 dated January 30, 2003

10.9	Real estate lease agreement by and between the registrant and Alameda Real Estate Investments dated June 6, 2000 for 2061 Challenger Drive, Alameda, California, together with Amendment No. 1 dated November 28, 2000

10.10	Real estate lease agreement by and between the registrant and Cedar Brook II Corporate Center, L.P. dated August 1998 for 5 Cedar Brook Drive, Cranbury, New Jersey, together with Amendment No. 1 dated August 5, 1999

10.11	Real estate lease agreement by and between the registrant and Duke-Weeks Realty Limited Partnership, dated February 22, 2000 for 2033 Westport Center Drive, Maryland Heights, Missouri

10.12*	Form of common stock warrant

10.13	License agreement between the registrant and the Board of Trustees of the Leland Stanford Junior University, dated May 5, 2000††

10.14	License agreement between the registrant (formerly Embryogen, Inc.) and Ohio University, dated June 13, 1985 and amended July 1, 1991††

Exhibit Number	Description

10.15*	Sublicense agreement between the registrant (formerly DNX, Inc.) and GenPharm International, Inc., dated January 1, 1991 together with letter agreement amendment dated August 21, 1991†

10.16*	CCD camera manufacture and supply agreement between the registrant and Spectral Instruments, Inc. dated April 9, 2003†

10.17	Commercial license agreement between the registrant and IRM, LLC, dated July 12, 2000††

10.18*	License agreement between the registrant and Promega Corporation, dated March 20, 2003†

10.19*	Collaborative research agreement between the registrant (Xenogen Biosciences) and Pfizer, Inc., dated September 30, 2001 and amended January 21, 2002, September 29, 2003 and December 11, 2003†

10.20	Collaborative research agreement between the registrant (Xenogen Biosciences) and Pfizer, Inc., dated December 28, 2000††

10.21	Form of restricted stock purchase agreement between the registrant and Pamela Reilly Contag, Ph.D. and David W. Carter

16.1	Letter regarding change in certifying accountants

21.1	List of subsidiaries

23.1	Consent of Deloitte & Touche LLP, independent auditors

23.2*	Consent of counsel (included in exhibit 5.1)

24.1	Power of attorney (see page II-6 of this registration statement)

*	To be filed by amendment
†	Confidential treatment will be requested with respect to certain portions of this exhibit.
††	Confidential treatment has been obtained with respect to certain portions of this exhibit (see File No. 333-47030).